Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Ceres Acquisition Corp.

Filer’s Commission File Number: 132-02841

Subject Company: SH Parent, Inc.

Date: March 3, 2021

This filing relates to the proposed business combination (the “Acquisition”) pursuant to the terms of that certain Business Combination Agreement, dated as of February 21, 2021 (the “Business Combination Agreement”), by and among Ceres Acquisition Corp., a British Columbia corporation (“Ceres”), Ceres Acquisition Corporation, a Delaware corporation, Ceres Subscription Corporation, a Delaware corporation (“Subscription Sub”), and SH Parent, Inc., a Delaware corporation (“Parallel”).

This filing is made for the purpose of filing: (i) a copy of the Business Combination Agreement; (ii) a copy of the Stockholder Support Agreement, dated as of February 21, 2021, and entered into by and among Ceres, Parallel and certain stockholders of Ceres in connection with the Acquisition; (iii) a copy of the form of Subscription Agreement pursuant to which certain investors shall subscribe for and purchase Subscription Sub common stock; and (iv) a copy of the Material Change Report filed in connection with the Acquisition on the SEDAR website at www.sedar.com.

Filing Version

BUSINESS COMBINATION AGREEMENT

by and among

CERES Acquisition Corp.,

CERES ACQUISITION CORPORATION,

CERES SUBSCRIPTION CORPORATION

and

SH Parent, Inc.

Dated as of February 21, 2021

-i-

-ii-

-iii-

-iv-

EXHIBIT A-1	Registration Rights and Lock-Up Agreement
EXHIBIT A-2	Registration Rights and Lock-Up Agreement(Class B)
EXHIBIT B	Ceres Directors and Officers
EXHIBIT C	Stock Exchange Listing

SCHEDULE 1	Company Knowledge Parties

-v-

This BUSINESS COMBINATION AGREEMENT, dated as of February 21, 2021 (as may be amended, this “Agreement”), is by and among CERES Acquisition Corp., a British Columbia corporation (“Ceres”), CERES ACQUISITION CORPORATION, a Delaware corporation (“Merger Sub”), Ceres Subscription Corporation, a Delaware corporation (“Subscription Merger Sub”, and together with Merger Sub, the “Ceres Merger Subs”), and SH Parent, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement, on the Closing Date and prior to the consummation of the Mergers (as defined below), Ceres shall continue from British Columbia and become domesticated as a corporation in the State of Delaware pursuant to the applicable provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) and Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) (such continuance and domestication, the “Domestication”);

WHEREAS, immediately following the effective time of the Domestication under the DGCL, Ceres will be governed by the Ceres Certificate of Incorporation and the Ceres Bylaws (as each term is defined below);

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, on the Closing Date, (a) Merger Sub will merge with and into the Company (the “Company Merger”), with the Company surviving the Company Merger as a wholly-owned subsidiary of Ceres, and (b) Subscription Merger Sub will merge with and into Ceres (the “Subscription Merger”, and together with the Company Merger, the “Mergers”), with Ceres surviving the Subscription Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that the Company Merger is fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Company Merger and the other Transactions, and (b) has recommended the approval and adoption of this Agreement and the Company Merger by the stockholders of the Company;

WHEREAS, the Board of Directors of Ceres (the “Ceres Board”) has unanimously (a) approved the Domestication and the Ceres Certificate of Incorporation, (b) determined that the transactions contemplated herein are in the best interests of Ceres and fair to its shareholders and has approved and adopted this Agreement and declared its advisability and approved the issuance and payment of the Aggregate Transaction Consideration to stockholders of the Company pursuant to this Agreement and the other Transactions, (c) has recommended the approval and adoption of the Domestication, the Ceres Certificate of Incorporation, this Agreement and the Transactions by the shareholders of Ceres and (d) adopted resolutions authorizing the Subscription Merger pursuant to Section 253 of the DGCL;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that the Company Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder and has approved and adopted this Agreement and declared its advisability and approved the Company Merger and the other Transactions, and (b) has recommended the approval and adoption of this Agreement and the Company Merger by the sole stockholder of Merger Sub;

WHEREAS, Ceres, the Company and the Key Company Stockholders, concurrently with the execution and delivery of this Agreement, are entering into the Stockholder Support Agreement, dated as of the date hereof (the “Stockholder Support Agreement”), providing that, among other things, the Key Company Stockholders will vote, or execute and deliver written consents in respect of, their respective shares of Company Capital Stock in favor of this Agreement, the Company Merger and the other Transactions, and will refrain from exercising appraisal rights pursuant to Section 262 of the DGCL in connection with the Company Merger;

WHEREAS, on the Closing Date, immediately following the Company Merger Effective Time, Ceres, certain shareholders of Ceres and certain stockholders of the Company shall enter into Registration Rights and Lock-Up Agreements (the “Registration Rights and Lock-Up Agreement”), substantially in the forms attached hereto as Exhibit A-1 or Exhibit A-2;

WHEREAS, contemporaneously with the execution of this Agreement, Ceres and Subscription Merger Sub have entered into subscription agreements (the “Subscription Agreements”) with certain investors pursuant to which such investors, upon the terms and subject to the conditions set forth therein, shall subscribe for and purchase Subscription Merger Sub Non-Voting Common Stock at a purchase price of ten dollars ($10.00) per share in a private placement or placements (the “Private Placements”), which Subscription Merger Sub Non-Voting Common Stock shall be converted into and become shares of Ceres Delaware Class A Shares pursuant to the Subscription Merger; and

WHEREAS, for United States federal income Tax purposes, it is intended that (a) the Mergers shall qualify as a reorganization within the meaning of Section 368(a) of the Code, that the Company, the Merger Subs and Ceres are parties to such reorganization within the meaning of Section 368(b) of the Code and that this Agreement constitutes a plan of reorganization and (b) the Domestication shall qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I.

DEFINITIONS

Section 1.01        Certain Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions on terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality provisions (but for greater certainty not the standstill provisions) of the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality provisions ).

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Ancillary Agreements” means the (a) Registration Rights and Lock-Up Agreements, (b) Ceres Warrant Amendment, (c) Stockholder Support Agreement and (d) all other agreements, certificates and instruments executed and delivered by Ceres, a Ceres Subsidiary or the Company in connection with the Transactions and expressly contemplated by this Agreement.

“Business Data” means all business information and data, excluding Personal Information that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed or disposed of by any of the Business Systems or otherwise in the course of the conduct of the business of the Company.

“Business Day” means any day (other than a Saturday or Sunday or any day that the Secretary of State of the State of Delaware is closed for purposes of consummating the Transactions on the Closing Date, including for purposes of filing the Certificate of Domestication, Ceres Certificate of Incorporation, Certificate of Merger (Company), and/or Certificate of Merger (Subscription)) and on which the principal offices of the SEC in Washington, D.C. and the Ontario Securities Commission in Toronto, Ontario are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, New York and on which the NEO Exchange is open in the City of Toronto, Ontario.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of the Company.

“Ceres Articles” means the Notice of Articles and Articles of Ceres filed in British Columbia, Canada on January 29, 2020, as amended on February 20, 2020.

“Ceres Bylaws” means the Bylaws of Ceres in such form as is mutually agreed in good faith by the parties.

“Ceres Certificate of Incorporation” means the Certificate of Incorporation of Ceres Delaware in such form as is mutually agreed in good faith by the parties, taking into account Canadian reporting requirements and Delaware law, with a class of subordinate voting stock with one vote per share (which shall be the Ceres Delaware Class A Shares) and another class of multiple voting (common) stock with at least fifteen (15) votes per share (which shall be the Ceres Delaware Class B Shares).

“Ceres Circular” means the notice of the Ceres Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Ceres Shareholders in connection with the Ceres Shareholder Meeting, and if applicable to Ceres Warrantholders, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Ceres Class A Shares” means Class A Restricted Voting Shares in the capital of Ceres.

“Ceres Class B Shares” means Class B Shares in the capital of Ceres.

“Ceres Delaware” means Ceres from and after the Domestication Effective Time.

“Ceres Delaware Class A Shares” means the Class A Subordinate Voting Stock, par value $0.0001, of Ceres Delaware as set forth in the Ceres Certificate of Incorporation.

“Ceres Delaware Class B Shares” means the Class B Multiple Voting Stock, par value $0.0001, of Ceres Delaware as set forth in the Ceres Certificate of Incorporation.

“Ceres Delaware Shares” means the Ceres Delaware Class A Shares and the Ceres Delaware Class B Shares.

“Ceres Equity Incentive Plan Amendment” means the resolution of the Ceres Shareholders to, among other things, amend the allocation of time-based vesting awards and performance-based vesting awards under such plan.

“Ceres Material Adverse Effect” means any event, circumstance, change, fact, condition (financial or otherwise), development or effect that, individually or in the aggregate with all other events, circumstances, changes facts, conditions (financial or otherwise), developments and effects (collectively, “Effects”), that (a) is or would be reasonably expected to be materially adverse to the business, financial condition or operations of Ceres, or (b) does or would prevent, materially delay or materially impede the performance by Ceres of its obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following shall be taken into account in the determination of whether a Ceres Material Adverse Effect has occurred: (i) any enactment of, change or proposed change in, or change in interpretation of, any Law, GAAP or IFRS; (ii) Effects generally affecting the industry in which Ceres operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets; (iv) acts of war (whether or not declared), sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or changes in global, national, regional, state or local political or social conditions; (v) Effects arising from or relating to epidemics, pandemics, or disease outbreaks (including COVID-19, any COVID-19 Measures or any change in such COVID-19 Measure or interpretations thereof following the date of this Agreement); (vi) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, (vii) the announcement, performance, pendency or consummation of the Transactions, including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, employees or regulators, (viii) any exercise of Redemption Rights provided that the condition in Section 8.03(g) is satisfied; (ix) the taking of any action required or permitted by the terms of this Agreement or any Ancillary Agreements, (x) any actions taken or omitted to be taken by Ceres upon the written request or with the prior written consent of the Company, or (xi) any action taken or omitted to be taken by the Company; except in the cases of clauses (i) through (vi), to the extent that Ceres is disproportionately affected thereby as compared to other similarly situated participants operating in the industry in which Ceres operates.

“Ceres Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub or Subscription Merger Sub, as the case may be, as amended, modified or supplemented from time to time.

“Ceres Requisite Approval” means the approval by the Ceres Shareholders of the Ceres Resolution which shall approve, among other things: (a) the Domestication and the Ceres Certificate of Incorporation, this Agreement and the Transactions by (i) a special resolution of holders of Ceres Class A Shares, (ii) a special resolution of holders of Ceres Class B Shares, (iii) an ordinary resolution of certain “minority” holders of Ceres Class A Shares, (iv) an ordinary resolution of holders of both classes of the Ceres Shares voting as if they were a single class, and (v) a special resolution of holders of both classes of the Ceres Shares voting as if they were a single class, or such other approvals as may be required by applicable Law; and (b) the Ceres Equity Incentive Plan Amendment and related matters by ordinary resolution (with holder of both classes of the Ceres Shares voting as if they were a single class), or such other approvals as may be required by applicable Law; and (c) approvals by Ceres Warrantholders as may be required by applicable Law.

“Ceres Resolution” means the resolution of the Ceres Shareholders, and if applicable by Ceres Warrantholders, relating to the Ceres Requisite Approval in the form to be mutually agreed upon by Ceres and the Company, acting reasonably.

“Ceres Securities Authorities” means, collectively, the Alberta Securities Commission, British Columbia Securities Commission, Manitoba Securities Commission, Financial and Consumer Services Commission of New Brunswick, Office of the Superintendent of Securities Service Newfoundland and Labrador, Office of the Superintendent of Securities of Northwest Territories, Nova Scotia Securities Commission, Nunavut Securities Office, Ontario Securities Commission, Office of the Superintendent of Securities of Prince Edward Island, Financial and Consumer Affairs Authority of Saskatchewan and the Office of the Yukon Superintendent of Securities.

“Ceres Securities Laws” means the Ontario Securities Act, together with all other applicable state, federal and provincial securities Laws, rules and regulations thereunder, as now in effect and as they may be promulgated or amended from time to time, and the rules, regulations and policies of the NEO Exchange.

“Ceres Shareholder Meeting” means the special meeting of the Ceres Shareholders, and if applicable of the Ceres Warrantholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held to consider the Ceres Resolution and for any other purpose as may be set out in the Ceres Circular.

“Ceres Shareholders” means: (a) prior to the Domestication, the registered or beneficial owners of the Ceres Class A Shares or the Ceres Class B Shares, as the context requires; and (b) at and after the Domestication Effective Time, and following the redemption of Ceres Class A Shares as applicable, the registered and/or beneficial owners of the Ceres Delaware Shares.

“Ceres Shares” means Ceres Class A Shares and Ceres Class B Shares.

“Ceres Subsidiary” means any entity which is a direct or indirect subsidiary of the Ceres, including Merger Sub and Subscription Merger Sub.

“Ceres Warrant Agreement” means that certain warrant agency agreement, dated March 3, 2020, by and between Ceres and Odyssey Trust Company.

“Ceres Warrantholders” means the registered or beneficial holders of the Ceres Warrants.

“Ceres Warrants” means warrants to purchase Ceres Class A Shares as contemplated under the Ceres Warrant Agreement, with each warrant exercisable for one Ceres Class A Share at an exercise price of eleven dollars fifty cents ($11.50).

“Company Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than Ceres, a Ceres Subsidiary or their respective affiliates) relating to, in a single transaction or a series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (based on the fair market value thereof, as determined by the Company Board, acting reasonably), or (b) acquisition of beneficial ownership of twenty percent (20%) or more of the total voting power of the equity securities of the Company, whether by way of merger, asset purchase, equity purchase or otherwise.

“Company Bridge Notes” means the Second Amended and Restated Secured Promissory Note dated June 12, 2020, in favor of Green Health Endeavors LLC and the Third Amended and Restated Secured Promissory Note, dated January 7, 2021, in favor of Green Health Endeavors LLC, as the same may be amended or amended and restated.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on October 11, 2019, as amended by the Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on March 13, 2020, as amended by the Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on June 12, 2020, the Third Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 4, 2021, as the same may be amended, supplemented or modified from time to time prior to the Company Merger Effective Time.

“Company Charter Amendment” means an amendment to the Third Amended and Restated Certificate of Incorporation of the Company that shall cause the Transactions to be a “Deemed Liquidation Event” as defined therein.

“Company Class A Common Stock” means the Company’s Class A Common Stock, par value $0.001.

“Company Class N Common Stock” means the Company’s Class N Common Stock, par value $0.001.

“Company Common Stock” means the Company Class A Common Stock and Company Class N Common Stock.

“Company Equity Plan” means the Surterra Holdings, Inc. Amended and Restated 2015 Stock Incentive Plan, as such may have been amended, supplemented or modified from time to time.

“Company Intellectual Property” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or to which the Company otherwise has a right to use.

“Company Material Adverse Effect” means any Effect that (a) when considered individually or in the aggregate, has been or would reasonably be expected to be materially adverse to the business, financial condition or operations of the Company and the Company Subsidiaries, taken as a whole, or (b) does or would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following shall be taken into account in the determination of whether a Company Material Adverse Effect has occurred: (i) any enactment of, change or proposed change in, or change in interpretation of, any Law, GAAP or IFRS, applicable to the Company or the Company Subsidiaries; (ii) Effects generally affecting the industry in which the Company operates; (iii) any changes in condition in the credit, debt, securities, financial or capital markets; (iv) acts of war (whether or not declared), sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or changes in global, national, regional, state or local political or social conditions; (v) Effects arising from or relating to epidemics, pandemics, or disease outbreaks (including COVID-19, any COVID-19 Measures or any change in such COVID-19 Measure or interpretations thereof following the date of this Agreement); (vi) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, (vii) any failure by the Company to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period (it being understood that Effects giving rise or contributing to such failure may be taken into account in determining whether or not a Company Material Adverse Effect has occurred), (viii) the announcement, performance, pendency or consummation of the Transactions, including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, employees or regulators, (ix) the taking of any action required or permitted by the terms of this Agreement or any Ancillary Agreements, (x) any actions taken or omitted to be taken by the Company upon the written request or with the prior written consent of Ceres, or (xi) any action taken or omitted to be taken by Ceres; except in the cases of clauses (i) through (vi), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared to other similarly situated participants operating in the industries in which the Company operates.

“Company Net Debt” means, on a consolidated based and calculated as of the close of business on the last day of the calendar month immediately prior to the Closing, without duplication and without giving effect to the Transactions, (a) the aggregate consolidated amount of indebtedness for borrowed money (including the current portion of any such indebtedness) of the Company and the Company Subsidiaries plus (b) the aggregate consolidated amount of accrued but unpaid interest for borrowed money and prepayment penalties, minus (c) the aggregate consolidated amount of cash and cash equivalents, including marketable securities, short term investments and demand deposits on hand or in accounts of the Company and the Company Subsidiaries (net of outstanding checks). For the avoidance of doubt, Company Net Debt shall not include any indebtedness or interest under (a) and (b) that is converted into Ceres Delaware Class B Shares in the Company Bridge Notes Conversion.

“Company Options” means all outstanding options to purchase shares of Company Class A Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Company Merger Effective Time under the Company Equity Plan or otherwise.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company.

“Company Preferred Stock” means the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, the Company Series A-3 Preferred Stock, the Company Series A-4 Preferred Stock, the Company Series B Preferred Stock, the Company Series BB Preferred Stock, the Company Series C Preferred Stock, the Company Series D Preferred Stock and the Company Series E Preferred Stock.

“Company Requisite Approval” means the adoption of this Agreement, the Company Merger and the Company Charter Amendment by (a) the affirmative vote of the holders of a majority of the outstanding shares of Company Preferred Stock, voting together as a single class on an as-converted to Company Class A Common Stock basis, and (b) the affirmative vote of the holders of a majority in voting power of the outstanding shares of Company Common Stock and Company Preferred Stock (voting on an as converted to Class A Common Stock basis), voting together as a single class.

“Company RSUs” means all outstanding restricted stock units with respect to shares of Company Common Stock, whether or not vested, immediately prior to the Company Merger Effective Time under the Company Equity Plan or otherwise.

“Company Series A-1 Preferred Stock” means the Company’s Series A-1 Preferred Stock, par value $0.001.

“Company Series A-2 Preferred Stock” means the Company’s Series A-2 Preferred Stock, par value $0.001.

“Company Series A-3 Preferred Stock” means the Company’s Series A-3 Preferred Stock, par value $0.001.

“Company Series A-4 Preferred Stock” means the Company’s Series A-4 Preferred Stock, par value $0.001.

“Company Series B Preferred Stock” means the Company’s Series B Preferred Stock, par value $0.001.

“Company Series BB Preferred Stock” means the Company’s Series BB Preferred Stock, par value $0.001.

“Company Series C Preferred Stock” means the Company’s Series C Preferred Stock, par value $0.001.

“Company Series D Preferred Stock” means the Company’s Series D Preferred Stock, par value $0.001.

“Company Series E Preferred Stock” means the Company’s Series E Preferred Stock, par value $0.001.

“Company Subsidiary” means any entity which is a direct or indirect subsidiary of the Company.

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal, that did not result from a material breach of Section 7.08, involving (a) assets that generate more than fifty percent (50%) of the consolidated total revenues of the Company and the Company Subsidiaries, taken as a whole, (b) assets that constitute more than fifty percent (50%) of the consolidated total assets of the Company and the Company Subsidiaries, taken as a whole, or (c) more than fifty percent (50%) of the total voting power of the equity securities of the Company, in each case, that the Company Board (after consultation with outside legal counsel and an independent financial advisor) reasonably determines, in good faith, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the Transactions after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the Transactions and after taking into account any changes to the terms of this Agreement irrevocably offered in writing by Ceres in response to such Company Superior Proposal pursuant to, and in accordance with, Section 7.08(d).

“Company Value” means an amount equal to one billion eight hundred thirty eight million dollars ($1,838,000,000).

“Company Warrants” means all outstanding unexercised warrants to purchase shares of Company Capital Stock, granted on or prior to the date hereof to any person.

“Competition Act” means the Competition Act (Canada), as amended, and includes the regulations promulgated thereunder.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, Ceres or any suppliers or customers of the Company that is not already generally available to the public, including any Intellectual Property rights.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to the coronavirus (COVID-19) pandemic, including the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to: (a) releases or threatened releases of Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances; or (c) pollution or protection of the environment or natural resources.

“Federal Cannabis Laws” means any U.S. federal, civil or criminal laws as they relate to the cultivation, harvesting, production, distribution, sale and possession of cannabis products in the ordinary course of the business, including the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957 and 1960.

“Final IPO Prospectus” means Ceres’s final long-form prospectus dated February 25, 2020 in connection with its initial public offering.

“GAAP” means generally accepted accounting principles in the United States as set forth in the pronouncement of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants.

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign with competent jurisdiction, (ii) any subdivision or authority of any of the above with competent jurisdiction, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing with competent jurisdiction or (iv) any stock exchange, including the NEO Exchange.

“Hazardous Substance(s)” means: (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls and asbestos; and (e) any substance, material or waste regulated as hazardous or toxic, or as a pollutant or contaminant, by any Governmental Authority pursuant to any Environmental Law due to its deleterious properties.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), applied on a consistent basis.

“Intellectual Property” means: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof (“Patents”); (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations and renewals in connection therewith (“Trademarks”); (c) copyrights and registrations and applications for registration, renewals and extensions thereof (“Copyrights”) and other works of authorship (whether or not copyrightable) and moral rights; (d) trade secrets and know how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights pricing and cost information, and business and marketing plans and proposals; (e) Internet domain names and social media accounts; and (f) all other intellectual property or proprietary rights of any kind or description.

“Key Company Stockholders” means the (a) Green Health Endeavors LLC, (b) PE Fund LP, (c) ST Partnership of Tampa, LLC, (d) William “Beau” Wrigley, (e) James Whitcomb and (f) and Enviro Technologies, LLC.

“knowledge” or “to the knowledge” of a person shall mean in the case of the Company, the actual knowledge of the persons listed on Schedule 1 after reasonable inquiry, and in the case of Ceres, the actual knowledge of Joe Crouthers, Jordan Cohen and Michael Vukmanovich after reasonable inquiry.

“Law” means any federal, state, local, municipal, provincial, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, consent order, consent decree, decree, order, judgment, rule, regulation, ruling, directive, regulatory guidance, agreement or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or with or under the authority of any Governmental Authority, other than Federal Cannabis Laws.

“Leased Real Property” means the real property leased by the Company or any Company Subsidiary as tenant, together with, to the extent leased by the Company or any Company Subsidiary, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any Company Subsidiary relating to the foregoing.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws, including Ceres Securities Laws, and not including any license of Intellectual Property).

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“NEO Exchange” means the NEO Exchange Inc.

“NEO Exchange Rules” means the rules and regulations and published policies of the NEO Exchange.

“Ontario Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the value, marketability or current or proposed use of the Company’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities; (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company granted to any licensee in the ordinary course of business; (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the value, marketability or current or proposed present uses of such real property; and (g) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest and which do not detract from the value of, or interfere with the present or proposed use of, the properties or assets they affect.

“person” means an individual, corporation, partnership, limited partnership, limited or unlimited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, trustee, executor, estate, association, government, political subdivision, agency or instrumentality of a government, including a Governmental Authority, unincorporated organization or other entity of any kind or nature.

“Personal Information” means (a) information identifying an individual (e.g., name, address telephone number, email address, government-issued identifier), (b) any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent identifier, and (c) any information or data, each to the extent defined as “personal data,” “personal information” or “personally identifiable information” by Privacy/Data Security Laws.

“Privacy/Data Security Laws” means all laws applicable governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or the security of Personal Information or Business Data.

“Products” mean any products or services, manufactured, sold, distributed or other otherwise made available by or on behalf of the Company or a Company Subsidiary, from which the Company or any Company Subsidiary have derived previously or is currently deriving revenue from the sale or provision thereof.

“Prospectus” means the non-offering preliminary prospectus and/or final prospectus of Ceres, and any amendment thereto, as the context requires, containing disclosure regarding the Transaction, as Ceres’s Qualifying Acquisition.

“Qualifying Acquisition” means the Transactions and related matters.

“Redemption Rights” means the redemption rights provided for in Section 29.4 of the Ceres Articles.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Software” means all computer software (in object code or source code format), data and databases and related documentation and materials.

“Sponsor” means Ceres Group Acquisition Sponsor, LLC.

“Subscription Merger Sub Common Stock” means shares of Common Stock, par value $0.0001 per share, of Subscription Merger Sub.

“Subscription Merger Sub Non-Voting Common Stock” means shares of Non-Voting Common Stock, par value $0.0001 per share, of Subscription Merger Sub.

“subsidiary” or “subsidiaries” of any Person means, on any date, any Person (a) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or IFRS, as the context requires, as of such date, or (b) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests or more than fifty percent (50%) of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Supplier” means any person that supplies inventory or other materials or personal property, components or other goods or services that are utilized in or comprise the Products of the Company or any Company Subsidiary.

“Tax” or “Taxes” means any federal, state, provincial, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, real property, personal property, unclaimed property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means any returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

“Transactions” means the transactions contemplated by this Agreement, including the Domestication and the Mergers.

“Transfer Tax” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of the Transactions, together with any penalty, interest and addition to any such item with respect to such item.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

Section 1.02        Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 4.08
Aggregate Transaction Consideration	§ 3.01(a)
2020 Balance Sheet	§ 1.01
Acceptable Confidentiality Agreement	§ 1.01
Advisor Fees	§ 9.04
Agreement	Preamble
Antitrust Laws	§ 7.16(a)
BCBCA	Recitals
Blue Sky Laws	§ 4.05(b)
Business Combination Proposal	§ 7.17
Ceres	Preamble
Ceres Board	Recitals
Ceres Merger Subs	Preamble
Ceres Plan	§ 7.09(c)
Ceres Securities Filings	§ 5.07(b)
Ceres Warrant Amendment	§ 3.08
Certificate of Merger (Company)	§ 2.03(b)
Certificate of Merger (Subscription)	§ 2.04(b)
Certificates	§ 3.04(b)
Claims	§ 6.03
Closing	§ 2.01
Closing Date	§ 2.01
Code	§ 3.04(h)
Company	Preamble
Company Acquisition Agreement	§ 7.08(a)
Company Adverse Recommendation Change	§ 7.08(d)
Company Board	Recitals
Company Board Recommendation	§ 4.17
Company Bridge Notes Conversion	§ 3.02(e)
Company Disclosure Schedule	Article IV

Defined Term	Location of Definition
Company Merger	Recitals
Company Merger Effective Time	§ 2.03(b)
Company Notice Period	§ 7.08(d)
Company Permits	§ 4.06(a)
Confidentiality Agreement	§ 7.07(b)
Continuing Employees	§ 7.09(a)
Copyrights	§ 1.01
Data Security Requirements	§ 4.12(f)
DGCL	Recitals
Company Dissenting Shares	§ 3.07(a)
Domestication	Recitals
Domestication Effective Time	§ 2.02(b)
D&O Tail	§ 7.10(b)
Effects	§ 1.01
Environmental Permits	§ 4.14
ERISA	§ 4.09(a)
ERISA Affiliate	§ 4.09(c)
Escrow Account	§ 5.13
Escrow Agent	§ 5.13
Escrow Agreement	§ 5.13
Escrow Fund	§ 5.13
Exchange Act	§ 4.20
Exchange Agent	§ 3.04(a)
Exchange Fund	§ 3.04(a)
Exchanged Option	§ 3.02(d)
Exchanged RSUs	§ 3.02(c)
Intended Tax Treatment	§ 7.14
Letter of Transmittal	§ 3.04(b)
Material Contracts	§ 4.15(a)
Mergers	Recitals
Mergers	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	§ 5.03(b)
Outside Date	§ 9.01(b)
Outstanding Ceres Transaction Expenses	§ 3.06(b)
Outstanding Company Transaction Expenses	§ 3.06(a)
Payment Spreadsheet	§ 3.01(b)
Plans	§ 4.09(a)
Post-Closing Equity Pool	§ 7.09(c)
Private Placements	Recitals
Registered IP	§ 4.12(a)
Registration Rights and Lock-Up Agreements	Recitals
Registration Statement	§ 7.02(a)
Remedies Exceptions	§ 4.04
Representatives	§ 7.07(a)

Defined Term	Location of Definition
Service Agreements	§ 4.09(a)
State Cannabis Laws	§ 4.06(a)
Stockholder Support Agreement	Recitals
Subscription Agreements	Recitals
Subscription Merger	Recitals
Subscription Merger Effective Time	§ 2.04(b)
Subscription Merger Sub	Preamble
Subscription Merger Sub Board	Recitals
Subscription Securities	§ 5.10(l)
Super Performance Equity Plan	§ 7.09(d)
Surviving Corporation	§ 2.03(a)
Terminating Ceres Breach	§ 9.01(f)
Terminating Company Breach	§ 9.01(f)
Top Customers	§ 4.24
Top Vendors	§ 4.24

Section 1.03        Construction.

(a)           Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii), the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (ix) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation and (x) the term “ordinary course of business” and related terms shall mean an action taken, or omitted to be taken, by any person in the ordinary course of such person’s business (including in response to COVID-19 or COVID-19 Measures) taking into account any material event or change in circumstance that occurs following the date of this Agreement, including in response to the types of events described in clauses (iv) through (vi) in the exceptions to the definition of Company Material Adverse Effect and other emergency or urgent events, (xi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (xii) the word “party” shall mean any of the Company, on one hand, or Ceres and the Ceres Subsidiaries, on the other hand, as the context requires, and the word and “parties” shall mean the Company, Ceres and the Ceres Subsidiaries, and (xiii) references to “dollar”, “dollars” or “$” shall be to the lawful currency of the United States.

(b)           The language used in this Agreement shall, to the fullest extent permitted by applicable Law, be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c)           Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)           Whenever this Agreement states that documents or other information have been “made available” or “provided to” Ceres (including words of similar import), such words shall mean that such documents or information referenced shall have been posted in the virtual data room, or otherwise provided in writing to Ceres and its Representatives, at least three (3) Business Days prior to the date hereof.

Article II.

CLOSING; domestication and MERGERS

Section 2.01        Closing. Prior to the filing of the Certificate of Domestication in accordance with Section 2.02(b), the closing of the Transactions (the “Closing”) shall take place remotely by electronic exchange of executed documents at 8:30 a.m., Eastern Time, on the day that is the fifth (5th) Business Day after the day on which the conditions precedent set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) are satisfied or waived in accordance with this Agreement, or at such other place and time or on such other date as the parties may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.02        Domestication.

Upon the terms and subject to the conditions set forth in this Agreement:

(a)           Prior to the Closing Date, Ceres shall obtain prior authorization from the Registrar of Companies of the filing of certificate of corporate domestication with the Registrar of Companies as contemplated by Section 308 of the BCBCA and any other filings and steps as are required under the BCBCA and other applicable Law.

(b)           On the Closing Date and prior to the effectiveness of the Mergers, Ceres shall: (i) file, or cause to be filed, a certificate of corporate domestication with the Registrar of Companies as contemplated by Section 308 of the BCBCA, make any other filings with the Registrar of Companies and take such other steps as are required under the BCBCA and other applicable Law, and otherwise under applicable British Columbia Law to effect the Domestication; (ii) simultaneously file (or cause to be filed) with the Secretary of State of the State of Delaware a certificate of domestication in order to effect the Domestication in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the “Certificate of Domestication”) and the Ceres Certificate of Incorporation (the date and time of the simultaneous filing of the Certificate of Domestication and the Ceres Certificate of Incorporation (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Domestication and the Ceres Certificate of Incorporation, the “Domestication Effective Time”)); (iii) cause the incorporator of Ceres Delaware to execute and deliver an incorporator consent electing the individuals set forth on Exhibit B as the initial members of the Ceres Delaware board of directors and adopting the Ceres Delaware Bylaws in such form as is mutually agreed by the parties; and (iv) cause the initial members of the Ceres Delaware board of directors to execute and deliver an organizational consent taking organizational actions of Ceres Delaware, including (A) authorizing the conversion of Ceres Class A Shares that are not redeemed into shares of Ceres Delaware Class A Shares pursuant to the Domestication, (B) if applicable, authorizing the conversion of Ceres Warrants into the right to acquire Ceres Delaware Class A Shares on substantially the same terms as were in effect immediately prior to the Domestication Effective Time under the terms of the Ceres Warrant Agreement and taking any lawful action to cause the Ceres Warrant Agreement to be amended and restated to give effect to the foregoing and (C) electing the individuals set forth on Exhibit B as the initial officers and directors of Ceres Delaware, in such form as is mutually agreed by the parties.

(c)           Immediately prior to the Domestication Effective Time, holders of Ceres Class A Shares who duly elected to redeem their Ceres Class A Shares pursuant to the Redemption Rights will be redeemed and cancelled and such holders of Ceres Class A Shares will cease to have any rights as shareholders of Ceres in exchange for the payment of the redemption amount from the Escrow Fund in accordance with the Ceres Articles and the Escrow Agreement.

Section 2.03        Company Merger.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, on the Closing Date, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Company Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Ceres.

(b)           On the Closing Date, immediately following receipt of certified copies of the Certificate of Domestication and Ceres Certificate of Incorporation from the Secretary of State of the State of Delaware, the Company shall file (or cause to be filed) with the Secretary of State of the State of Delaware a certificate of merger in order to effect the Company Merger, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the “Certificate of Merger (Company)”) (the date and time of the filing of the Certificate of Merger (Company) (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger (Company)) being the “Company Merger Effective Time”).

(c)           At the Company Merger Effective Time, the effects of the Company Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the rights, privileges, powers and franchises of and all property, real, personal and mixed, and all debts due to each of the Company and Merger Sub shall be vested in the Surviving Corporation.

(d)           At the Company Merger Effective Time, the Company Certificate of Incorporation as in effect immediately prior to the Company Merger Effective Time shall be amended and restated to read its entirety like the certificate of incorporation of Merger Sub, other than the corporate name and, as so amended shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by applicable Law and such certificate of incorporation.

(e)           At the Company Merger Effective Time, the bylaws Company as in effect immediately prior to the Company Merger Effective Time shall be amended and restated to read in their entirety to read like the bylaws of Merger Sub, other than the corporate name and, as so amended shall be the bylaws of the Surviving Corporation, until thereafter amended as provided by applicable Law and such bylaws.

(f)            The Company shall take all requisite lawful action so that the initial directors of the Surviving Corporation shall be the individuals set forth on Exhibit B until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Law; provided, that if any of such individuals are unable to or unwilling to serve as a director, such director vacancy shall be designated by the Company. The Company shall take all requisite lawful actions so that the officers of the Company immediately prior to the Company Merger Effective Time shall be, from and after the Company Merger Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Law.

Section 2.04        Subscription Merger.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, on the Closing Date, Subscription Merger Sub shall be merged with and into Ceres Delaware, the separate corporate existence of Subscription Merger Sub shall cease, and Ceres Delaware shall continue its corporate existence under Delaware law as the surviving corporation in the Subscription Merger.

(b)           On the Closing Date, immediately following receipt of certified copies of the Certificate of Domestication and Ceres Certificate of Incorporation from the Secretary of State of the State of Delaware, and concurrently with the filing of the Certificate of Merger (Company) with the Secretary of State of the State of Delaware, Ceres Delaware shall file (or cause to be filed) with the Secretary of State of the State of Delaware a certificate of ownership and merger in order to effect the Subscription Merger, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the “Certificate of Merger (Subscription)”) (the date and time of the filing of the Certificate of Merger (Subscription) (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger (Subscription)) being the “Subscription Merger Effective Time”).

(c)           At the Subscription Merger Effective Time, the effects of the Subscription Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Subscription Merger Effective Time, all the rights, privileges, powers and franchises of and all property, real, personal and mixed, and all debts due to each of Ceres Delaware and Subscription Merger Sub shall be vested in Ceres Delaware, as the surviving corporation of the Subscription Merger.

(d)           At the Subscription Merger Effective Time, the Ceres Certificate of Incorporation as in effect immediately prior to the Subscription Merger Effective Time shall be the certification of incorporation of Ceres Delaware, as the surviving corporation of the Subscription Merger, until thereafter amended as provided by applicable Law and the Ceres Certificate of Incorporation.

(e)           At the Subscription Merger Effective Time, the Ceres Bylaws as in effect immediately prior to the Subscription Merger Effective Time shall be the bylaws of Ceres Delaware, as the surviving corporation of the Subscription Merger, until thereafter amended as provided by applicable Law and the Ceres Bylaws.

Section 2.05        FIRPTA Tax Certificate. At the Closing, the Company shall deliver to Ceres a properly executed certification that shares of Company capital stock are not “United States real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by the Company with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

Article III.

aggregate transaction consideration; CONVERSION OF SECURITIES; Exchange of certificates

Section 3.01        Aggregate Transaction Consideration; Payment Spreadsheet.

(a)           The aggregate consideration (the “Aggregate Transaction Consideration”) payable to holders of Company Capital Stock upon consummation of the Company Merger shall be an amount equal to (a) the Company Value, minus (b) the Company Net Debt. The Aggregate Transaction Consideration shall be paid to the holders of Company Capital Stock that are issued and outstanding at the Company Merger Effective Time in Ceres Delaware Shares, which shall be valued at ten dollars ($10.00) per share.

(b)           Not less than five (5) Business Days prior to the Company Merger Effective Time, the Company shall deliver to Ceres a schedule (the “Payment Spreadsheet”) setting forth (i) the calculation of Aggregate Transaction Consideration, (ii) the allocation (based on their respective rights under Section 2 of Part B of Article Fourth of the Company Certificate of Incorporation) of the Aggregate Transaction Consideration among the holders of Company Capital Stock (including an allocation of the Shares of Ceres Delaware Class A Shares among the holders of shares of Company Capital Stock), and (iii) the portion of Aggregate Transaction Consideration payable to each holder of Company Capital Stock. The allocation of the Aggregate Transaction Consideration shall, to the fullest extent permitted by applicable Law, be final and binding on all parties and be used by Ceres and Merger Sub for purposes of issuing the Aggregate Transaction Consideration to the holders of Company Class A Common Stock pursuant to this Article III, absent manifest error. In issuing the Aggregate Transaction Consideration, Ceres and Merger Sub shall, to the fullest extent permitted by applicable Law, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error.

Section 3.02        Conversion of Shares in Company Merger.

(a)           At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Ceres Delaware, Merger Sub, the Company or the holders of any of the following securities:

(i)           Each share of Company Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet) and such Company Class A Common Stock shall automatically be cancelled and cease to exist;

(ii)          Each share of Company Class N Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Class N Common Stock shall automatically be cancelled and cease to exist;

(iii)         Each share of Company Series A-1 Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Series A-1 Preferred Stock shall automatically be cancelled and cease to exist;

(iv)         Each share of Company Series A-2 Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Series A-2 Preferred Stock shall automatically be cancelled and cease to exist;

(v)          Each share of Company Series A-3 Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Series A-3 Preferred Stock shall automatically be cancelled and cease to exist;

(vi)         Each share of Company Series A-4 Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Series A-4 Preferred Stock shall automatically be cancelled and cease to exist;

(vii)        Each share of Company Series B Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Series B Preferred Stock shall automatically be cancelled and cease to exist;

(viii)       Each share of Company Series BB Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Series BB Preferred Stock shall automatically be cancelled and cease to exist;

(ix)         Each share of Company Series C Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Series C Preferred Stock shall automatically be cancelled and cease to exist;

(x)          Each share of Company Series D Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Series D Preferred Stock shall automatically be cancelled and cease to exist;

(xi)         Each share of Company Series E Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Company Dissenting Shares) shall automatically be converted into and become the right to receive the number of shares of Ceres Delaware Class A Shares set forth in the Payment Spreadsheet (each holder thereof to receive the number of shares of Ceres Delaware Class A Shares set forth next to such holder’s name in the Payment Spreadsheet), and such Company Series E Preferred Stock shall automatically be cancelled and cease to exist;

(xii)        Each share of Company Capital Stock held in the treasury of the Company immediately prior to the Company Merger Effective Time shall automatically be canceled and cease to exist and no payment or distribution shall be made with respect thereto; and

(xiii)       Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b)           Each Company Option that is outstanding immediately prior to the Company Merger Effective Time, whether vested or unvested, shall, at the Company Merger Effective Time, be converted into an option to purchase a number of shares of Ceres Delaware Class A Shares (such option, an “Exchanged Option”) as set forth in the Payment Spreadsheet, with each holder of Company Options to receive options to purchase that number of shares of Ceres Delaware Class A Shares set forth opposite each holder’s name in the Payment Spreadsheet; provided, however, that the exercise price and the number of shares of Ceres Delaware Class A Shares purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of Ceres Delaware Class A Shares purchasable pursuant to such Exchanged Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Company Merger Effective Time, each Exchanged Option shall be subject to materially the same terms and conditions as were applicable to the corresponding former Company Option immediately prior to the Company Merger Effective Time; provided that the vesting schedule of the Exchanged Option may be amended to reflect the business needs of Ceres after the Company Merger Effective Time with the consent of the holder thereof if so required. At or prior to the Company Merger Effective Time, the parties shall take all lawful actions that are necessary to effectuate the treatment of the Company Options pursuant to this Section 3.02(b).

(c)           The Company RSUs that are outstanding immediately prior to the Company Merger Effective Time shall, at the Company Merger Effective Time, be converted into restricted stock units relating to shares of Ceres Delaware Class A Shares (such restricted stock units, the “Exchanged RSUs”) set forth in the Payment Spreadsheet, with each holder of Company RSUs to receive that number of Exchanged RSUs set forth opposite such holder’s name in the Payment Spreadsheet. Except as specifically provided above, following the Company Merger Effective Time, each Exchanged RSU shall be subject to materially the same terms and condition as were applicable to the corresponding former Company RSU immediately prior to the Company Merger Effective Time; provided that the vesting schedule of the Exchanged RSUs may be amended to reflect the business needs of Ceres after the Company Merger Effective Time with the consent of the holder thereof if so required. At or prior to the Company Merger Effective Time, the parties take all lawful actions that are necessary to effectuate the treatment of the Company RSUs pursuant to this Section 3.02(c).

(d)           The Company Warrants that are outstanding immediately prior to the Company Merger Effective Time shall be, and all obligations thereunder shall continue to be, at the Company Merger Effective Time, assumed by Ceres Delaware and effective at the Company Merger Effective Time, Ceres hereby assumes, the Company Warrants and all obligations of the Company and, at and after the Company Merger Effective Time, each holder of a Company Warrant shall, upon exercise of such Company Warrant in accordance with its terms, be entitled to receive that number Ceres Delaware Class A Shares set forth opposite such holder’s name in the Payment Spreadsheet (which is the consideration such holder would have received had such holder exercised such right immediately prior to the Company Merger Effective Time). Following the Company Merger Effective Time, each Company Warrant shall continue to be governed by the same terms and conditions (including with respect to exercise) as were applicable to the Company Warrant immediately prior to the Company Merger Effective Time. At or prior to the Company Merger Effective Time, the parties shall take all lawful actions that are necessary to effectuate the treatment of the Company Warrants pursuant to this Section 3.02(d).

(e)           The Company and Ceres shall take all requisite lawful action (including amending the Company Bridge Notes in accordance with their terms) so that the Company Bridge Notes outstanding immediately prior to the Company Merger Effective Time shall, at the Company Merger Effective Time, by virtue of the Company Merger, automatically be converted (without any action taken by the parties thereto) into the number of shares of Ceres Delaware Class B Shares set forth in the Payment Spreadsheet (the “Company Bridge Notes Conversion”).

(f)            Each right to purchase or acquire shares of Company Capital Stock under the Material Contracts (other than the Company Bridge Notes) or any other contract of the Company that are outstanding immediately prior to the Company Merger Effective Time shall be, and all obligations thereunder shall continue to be, at the Company Merger Effective Time, obligations of Ceres Delaware and, at and after the Company Merger Effective Time, each holder of a right to purchase or acquire shares of Company Capital Stock under the Material Contracts or any other contract of the Company shall, upon exercise of such right under any Material Contract or other contract of the Company, in accordance with its terms, be entitled to receive that number of Ceres Delaware Class A Shares set forth opposite such holder’s name in the Payment Spreadsheet (which is the consideration such holder would have received had such holder exercised such right immediately prior to the Company Merger Effective Time). Following the Company Merger Effective Time, each Material Contract or any other contract of the Company shall continue to be governed by the same terms and conditions (including with respect to exercise) as were applicable to the Material Contracts or any other contract of the Company immediately prior to the Company Merger Effective Time. At or prior to the Company Merger Effective Time, the parties shall take all lawful actions that are necessary to effectuate the treatment of the Material Contracts or any other contract of the Company pursuant to this Section 3.02(e).

Section 3.03        Conversion of Securities of Subscription Merger Sub. Pursuant to the Certificate of Merger (Subscription), at the Subscription Merger Effective Time, by virtue of the Subscription Merger and without any action on the part of Ceres Delaware, Subscription Merger Sub, the Company or the holders of Subscription Merger Sub Non-Voting Common Stock:

(a)           Each share of Subscription Merger Sub Non-Voting Common Stock issued and outstanding immediately prior to the Subscription Merger Effective Time (other than Subscription Merger Sub Non-Voting Common Stock held by Ceres Delaware) and the Subscription Dissenting Shares shall automatically be converted into and become the right to receive one (1) share of Ceres Delaware Class A Shares, and such Subscription Merger Sub Non-Voting Common Stock shall automatically be cancelled and cease to exist;

(b)           Each share of Subscription Merger Sub Common Stock issued and outstanding immediately prior to the Subscription Merger Effective Time shall automatically be cancelled and cease to exist and no payment or distribution shall be made with respect thereto; and

(c)           Each share of Ceres Delaware Shares issued and outstanding immediately prior to the Subscription Merger Effective Time shall remain unchanged and continue to remain outstanding.

Section 3.04        Exchange of Certificates.

(a)           Exchange Agent. On the Closing Date, Ceres Delaware shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by Ceres and is reasonably satisfactory to the Company (the “Exchange Agent”), it being agreed that Odyssey Trust Company is satisfactory to all parties, for the benefit of the holders of Company Capital Stock, for exchange in accordance with this Article III, the number of shares of Ceres Delaware Shares sufficient to deliver the Aggregate Transaction Consideration payable pursuant to this Agreement (such certificates for shares of Ceres Delaware Shares, together with any dividends or distributions with respect thereto pursuant to Section 3.04(c), being hereinafter referred to as the “Exchange Fund”). Ceres shall cause the Exchange Agent pursuant to irrevocable instructions, to pay the Aggregate Transaction Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.04(c) hereof, the Exchange Fund shall not be used for any other purpose.

(b)           Exchange Procedures. As promptly as practicable after the Company Merger Effective Time, Ceres Delaware shall use its reasonable best efforts to cause the Exchange Agent to mail to each former holder of Company Capital Stock entitled to receive the Aggregate Transaction Consideration pursuant to Section 3.02: a letter of transmittal, which shall be in a form reasonably acceptable to Ceres and the Company (the “Letter of Transmittal”) and shall specify (i) that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares of Company Capital Stock (the “Certificates” and each, a “Certificate”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent or confirmation of cancellation of such Certificates from the Company’s transfer agent, Odyssey Trust Company; and (ii) instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Within two (2) Business Days (but in no event prior to the Company Merger Effective Time) after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and Ceres Delaware shall cause the Exchange Agent to deliver, the applicable portion of the Aggregate Transaction Consideration, on which such holder is entitled in accordance with the provisions of Section 3.02, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.04, each Certificate entitled to receive the applicable portion of the Aggregate Transaction Consideration to which the holder thereof in accordance with Section 3.02 shall be deemed at all times after the Company Merger Effective Time to represent only the right to receive upon such surrender the applicable portion of the Aggregate Transaction Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.03.

(c)           Distributions with Respect to Unexchanged Shares of Ceres Delaware Shares. No dividends or other distributions declared or made after the Company Merger Effective Time with respect to Ceres Delaware Shares with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Ceres Delaware Shares represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.02(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, Ceres shall pay or cause to be paid to the holder of the certificates representing shares of Ceres Delaware Shares issued in exchange therefore, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Company Merger Effective Time and theretofore paid with respect to such shares of Ceres Delaware Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Company Merger Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Ceres Delaware Shares.

(d)           No Further Rights in Company Capital Stock. The Aggregate Transaction Consideration payable upon conversion of the Company Capital Stock in the Company Merger in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Capital Stock.

(e)           Adjustments to Aggregate Transaction Consideration. The Aggregate Transaction Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Ceres Delaware Shares occurring on or after the date hereof and prior to the Company Merger Effective Time.

(f)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former holders of Company Capital Stock for one (1) year after the Company Merger Effective Time shall be delivered to Ceres Delaware, upon demand, and any former holders of Company Capital Stock who have not theretofore complied with this Section 3.04 shall thereafter look only to Ceres Delaware for the applicable portion of the Aggregate Transaction Consideration. Any portion of the Exchange Fund remaining unclaimed by former holders of Company Capital Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the fullest extent permitted by applicable Law, become the property of Ceres Delaware free and clear of any claims or interest of any person previously entitled thereto.

(g)           No Liability. None of the Exchange Agent, Ceres Delaware or the Surviving Corporation shall, to the fullest extent permitted by applicable Law, be liable to any former holder of Company Capital Stock for any such Company Capital Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.04.

(h)           Withholding Rights. Each of the Surviving Corporation and Ceres Delaware shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Company Capital Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign Tax Law; provided that the party paying consideration subject withholding shall provide seven (7) days prior written notice of such withholding to the recipient of such consideration with such notice including the amount and reasons for such withholding with reasonable specificity; provided  further the parties shall cooperate and use reasonable efforts to reduce, minimize or eliminate any applicable withholding to the extent reasonably permitted under applicable Laws. To the extent that amounts are so withheld by the Surviving Corporation or Ceres Delaware, as the case may be, and timely remitted to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Company Capital Stock (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made by the Surviving Corporation or Ceres Delaware, as the case may be.

(i)            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the portion of the Aggregate Transaction Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.02.

Section 3.05        Stock Transfer Books. At the Company Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Capital Stock thereafter on the records of the Company. From and after the Company Merger Effective Time, the holders of Certificates representing Company Capital Stock outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such Company Capital Stock, except as otherwise provided in this Agreement or by applicable Law. On or after the Company Merger Effective Time, any Certificates presented to the Exchange Agent or Ceres Delaware for any reason shall be converted into the applicable portion of the Aggregate Transaction Consideration in accordance with the provisions of Section 3.02.

Section 3.06        Payment of Expenses.

(a)           Not sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to Ceres a written report setting forth a list of all of the following costs, fees and expenses (“Expenses”) incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such Expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the Expenses of outside counsel to the Company incurred in connection with the Transactions; and (ii) the Expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Business Day following the Closing, Ceres Delaware shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses.

(b)           No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Ceres shall provide to the Company a written report setting forth a list of all Expenses incurred by or on behalf of Ceres or a Ceres Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Ceres or a Ceres Merger Sub in connection with the Transactions or otherwise in connection with Ceres’ operations, including the deferred underwriting commissions payable to the underwriter in Ceres’s initial public offering pursuant to the underwriting agreement dated February 25, 2020 in respect of same (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Ceres Transaction Expenses”). On the Business Day following the Closing, Ceres Delaware shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Ceres Transaction Expenses. For the avoidance of doubt, the Outstanding Ceres Transaction Expenses shall not include any Expenses incurred by Ceres in its pursuit of potential acquisition or business combination targets other than the Company or that were not incurred by Ceres expressly in connection with or in furtherance of the Transactions.

Section 3.07        Appraisal Rights.

(a)           Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Company Merger Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Company Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Capital Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights under Section 262 of the DGCL (collectively, the “Company Dissenting Shares”) shall not be converted into and become the right to receive, and such stockholders shall have no right to receive, the applicable portion of the Aggregate Transaction Consideration. At the Company Merger Effective Time, all Company Dissenting Shares shall be cancelled and shall cease to exist and shall represent only those rights provided under Section 262 of the DGCL. If, after the Company Merger Effective Time, any holder of Company Dissenting Shares fails to perfect or effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Capital Stock under Section 262 of the DGCL, such shares shall be treated as if they had been converted into, and to have become exchangeable for, as of the Company Merger Effective Time, the right to receive the applicable portion of the Aggregate Transaction Consideration, without any interest thereon, upon surrender in the manner provided in Section 3.01, of the Certificate or Certificates that formerly evidenced such shares of Company Capital Stock.

(b)           Prior to the Closing, the Company shall give Ceres (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Ceres (which consent shall not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(c)           Notwithstanding any provision of this Agreement to the contrary, shares of Subscription Merger Sub Non-Voting Common Stock that are outstanding immediately prior to the Subscription Merger Effective Time and that are held by holders of Subscription Merger Sub Non-Voting Common Stock who shall have neither voted in favor of the Subscription Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Subscription Merger Sub Non-Voting Common Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights under Section 262 of the DGCL (collectively, the “Subscription Dissenting Shares”) shall not be converted into and become the right to receive, and such stockholders shall have no right to receive, the applicable shares of Ceres Delaware Class A Shares. At the Subscription Merger Effective Time, all Subscription Dissenting Shares shall be cancelled and shall cease to exist and shall represent only those rights provided under Section 262 of the DGCL. If, after the Subscription Merger Effective Time, any holder of Subscription Dissenting Shares fails to perfect or effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Subscription Merger Sub Non-Voting Common Stock under Section 262 of the DGCL, such shares shall be treated as if they had been converted into, and to have become exchangeable for, as of the Subscription Merger Effective Time, the right to receive the applicable shares of Ceres Delaware Class A Shares, without any interest thereon, upon surrender.

(d)           The parties acknowledge that dissent and appraisal rights may also apply to the Ceres Class A Shares, although given their redemption rights they are highly unlikely to be exercised.

Section 3.08       Ceres Warrants. At the Company Merger Effective Time, each Ceres Warrant that is outstanding immediately prior to the Company Merger Effective Time shall, pursuant to the Ceres Warrant Agreement, cease to represent a right to acquire one (1) Ceres Class A Share and shall be converted in accordance with the terms of such Ceres Warrant Agreement, at the Company Merger Effective Time, into a right to acquire Ceres Class A Common Stock on substantially the same terms as were in effect immediately prior to the Company Merger Effective Time under the terms of the Ceres Warrant Agreement. The parties hereof shall take all lawful action to effect the aforesaid provisions of this Section 3.08, including causing the Ceres Warrant Agreement to be amended or amended and restated to the extent necessary to give effect to this Section 3.08, such amendment to be in such form as is mutually agreed by the parties (the “Ceres Warrant Amendment”).

Article IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule (it being understood and agreed that information disclosed in any section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Company Disclosure Schedule to which such disclosure would reasonably pertain or if its relevance to such other section is reasonably apparent on the face of such disclosure) delivered by Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Ceres and Merger Sub as follows, provided that notwithstanding anything to the contrary provided in this Agreement (in addition to any specific exception to Federal Cannabis Laws and any similar Law set forth in this Article IV), all representations, warranties covenants and disclosures of the Company and each Company Subsidiary in this Article IV are being made with exception to and not with respect to Federal Cannabis Laws:

Section 4.01        Organization and Qualification; Subsidiaries.

(a)           The Company and each Company Subsidiary, is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (insofar as such concept exists in such jurisdiction) and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, and under Federal Cannabis Laws. The Company is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not be material to the Company and the Company Subsidiaries, taken as a whole, and under Federal Cannabis Laws.

(b)           A true and correct list of all the Company Subsidiaries, together with the jurisdiction of organization or incorporation of each Company Subsidiary and the percentage of the outstanding capital stock or similar equity interests of each Company Subsidiary owned by the Company and each other Company Subsidiary, in each case, as of the date hereof, is set forth in Section 4.01(b) of the Company Disclosure Schedule.

Section 4.02       Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement made available a complete and correct copy of the certificate of incorporation, and bylaws or other equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation and bylaws or equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 4.03        Capitalization.

(a)           The authorized capital stock of the Company consists of one hundred fifty two million eight hundred ninety two thousand two hundred twenty nine (152,892,229) shares divided into (i) one hundred two million eight hundred thirty nine thousand five hundred ninety (102,839,590) shares of Company Common Stock and (ii) fifty million fifty two thousand six hundred thirty nine (50,052,639) shares of Preferred Stock.

(b)           As of the date hereof, (i) seven million seven hundred seventy nine thousand eight hundred eighty four (7,779,884) shares of Class A Common Stock are issued and outstanding, (ii) sixteen million six hundred forty seven thousand seven hundred eighty two (16,647,782) shares of Company Class N Common Stock are issued and outstanding, (iii) three hundred seventy thousand (370,000) shares of Series A-1 Preferred Stock are issued and outstanding, (iv) six hundred four thousand one hundred (604,100) shares of Series A-2 Preferred Stock are issued and outstanding, (v) ninety five thousand three hundred (95,300) shares of Series A-3 Preferred Stock are issued and outstanding, (vi) two hundred sixteen thousand (216,000) Series A-4 Preferred Stock are issued and outstanding, (vii) three million one hundred eight thousand seven hundred thirty (3,108,730) shares of Series BB Preferred Stock are issued and outstanding, (viii) fifteen million three hundred thirty six thousand three hundred fifty eight (15,336,358) shares of Series B Preferred Stock are issued and outstanding, (ix) fifteen million five hundred seventeen thousand one hundred eighty nine (15,517,189) shares of Series C Preferred Stock are issued and outstanding, (x) three million two hundred twenty nine thousand five hundred eighty eight (3,229,588) shares of Series D Preferred Stock are issued and outstanding, (xi) four million four hundred two thousand eight hundred eighty three (4,402,883) shares of Series E Preferred Stock are issued and outstanding, (xii) Company Options to purchase one million two hundred forty three thousand four hundred thirty four (1,243,434) shares of Class A Common Stock are outstanding and (xiii) Company RSUs with respect to one million three hundred thirty seven thousand thirty seven (1,337,037) shares of Class A Common Stock are outstanding.

(c)           There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(d)           (i) There are no commitments or agreements to which the Company is a party obligating the Company to accelerate the vesting of any Company Option solely as a result of the Transactions, and (ii) all outstanding shares of the Company and all outstanding awards under the Company Equity Plan have been issued and granted in compliance with (A) all applicable securities laws and other applicable Laws, and (B) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party.

(e)           The stockholders of the Company collectively own, directly and beneficially and of record, all of the equity of the Company (which are represented by the issued and outstanding shares of Company Capital Stock). Except for the shares of Company Capital Stock held by the stockholders of the Company and awards granted under the Company Equity Plan, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.

(f)            All outstanding shares of Company Capital Stock been issued and granted in compliance with (A) applicable securities Laws and other applicable laws and (B) any pre-emptive rights and other similar requirements set forth in applicable contracts to which the Company is a party.

Section 4.04        Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, and, subject to receiving the Company Requisite Approval, to perform its obligations hereunder and thereunder (except under Federal Cannabis Laws) and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, each such Ancillary Agreement or to consummate the Transactions (other than, with respect to the Company Merger, (a) receipt of the Company Requisite Approval and (b) the filing of the Company Charter Amendment and Certificate of Merger (Company) with the Secretary of State of the State of Delaware in accordance with the DGCL). This Agreement and each such Ancillary Agreement have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Ceres and the Ceres Merger Subs, constitutes a legal (except under Federal Cannabis Laws), valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”) and Federal Cannabis Laws. No state, provincial, federal, domestic or foreign takeover statute is applicable to the Transactions, except as otherwise contemplated herein.

Section 4.05        No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by the Company does not, and subject to, with respect to the Company Merger, receipt of the Company Requisite Approval and the filing of the Company Charter Amendment and the Certificate of Merger (Company) with the Secretary of State of the State of Delaware in accordance with the DGCL and, otherwise, of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(b), the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in any material payment or penalty under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not be material to the Company and the Company Subsidiaries, taken as a whole.

(b)           Except as (i) set forth in Section 4.05(b) of the Company Disclosure Schedule or (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not be material to the Company and the Company Subsidiaries, taken as a whole, the execution and delivery of this Agreement and each Ancillary Agreement to which it is a party, by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the HSR Act, and, with respect to the Company Merger, the filing of the Certificate of Merger (Company) with the Secretary of State of the State of Delaware in accordance with the DGCL, or (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not be material to the Company and the Company Subsidiaries, taken as a whole. The parties shall coordinate and cooperate with each other in exchanging such information and providing such assistance as a party may reasonably request in connection with all of the foregoing.

Section 4.06        Permits; Compliance.

(a)           The Company and each Company Subsidiary is and has been since January 1, 2019, in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company to own, lease and operate its properties or to carry on its business as it is currently being conducted (the “Company Permits”), except where the failure to have such Company Permits would not be material to the Company and the Company Subsidiaries, taken as a whole. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. The Company is not in default, breach or violation of, (a) any Law applicable to the Company, or by which any property or asset of the Company is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such defaults, breaches or violations that would not be material to the Company and the Company Subsidiaries, taken as a whole.

(b)           The Company and each Company Subsidiary operate in jurisdictions that have enacted laws legalizing cannabis. Each of the Company and each Company Subsidiary is in compliance with all state and local laws and regulatory systems regulating the cultivation, harvesting, production, handling, storage, distribution, sale, and possession of cannabis (“State Cannabis Laws”) that are applicable to the operation of its business, except for such violations that are not material to the Company and the Company Subsidiaries, taken as a whole. None of the Company or the Company Subsidiaries imports or exports cannabis products from or to any foreign country.

(c)           None of the Company or any Company Subsidiary has received any written notice from any Governmental Authority to the effect that, or has otherwise been advised that, it is not in compliance in all respects with any State Cannabis Laws, except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(d)           The Company and each Company Subsidiary is in compliance with all State Cannabis Laws that are applicable to the operation of its business, except for such violations that are not material to the Company and the Company Subsidiaries, taken as a whole. For the past two (2) years, none of the Company or any Company Subsidiary has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been material to the business of the Company or the Company Subsidiaries, taken as a whole. The Company and all of the Company Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company’s or the Company Subsidiaries’ directors, officers, employees or its or their respective agents, or other Persons, acting under the control of the Company or any of the Company Subsidiaries, will be deterred.

Section 4.07       Absence of Certain Changes or Events. Since December 31, 2020 and prior to the date of this Agreement, except as set forth in Section 4.07 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, (a) the Company and each Company Subsidiary has conducted its businesses in all material respects in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01.

Section 4.08      Absence of Litigation. As of the date hereof, except as would not be material to the Company and the Company Subsidiaries, taken as a whole, there is no material litigation, suit, claim, action, proceeding or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company, any Company Subsidiary, or any property or asset of the Company, before any Governmental Authority. Neither the Company nor any material property or asset of the Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.09        Employee Benefit Plans.

(a)           All non-standard employment and consulting contracts or agreements to which the Company is a party, with respect to which the Company has any severance obligation (and, for the avoidance of doubt, excluding standard form agreements for employees outside of the United States and contracts or agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days), have been made available to Ceres (collectively, the “Service Agreements”). In addition, Section 4.09(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) which are maintained, contributed to or sponsored by the Company or any Company Subsidiaries for the benefit of any current or former employee, officer, director and/or consultant, or under which the Company or any Company Subsidiaries has or could reasonably be expected to incur any material liability (contingent or otherwise) (collectively, the “Plans”).

(b)           With respect to each Plan, the Company has made available to Ceres, if applicable (i) a true and complete copy of the current plan document and all material amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) copies of the Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules and nondiscrimination testing results, in each case, for the most recent plan year, (iv) copies of the most recently received IRS determination, opinion or advisory letter for each such Plan, and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years with respect to which any material liability remains outstanding. Neither the Company nor any Company Subsidiary has any express, legally-binding commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c)           Neither the Company nor any ERISA Affiliate has, within the past six (6) years, sponsored or been required to contribute to (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

(d)           Except as set forth in Section 4.09(d) of the Company Disclosure Schedule, the Company is not and will not be obligated, whether under any Plan, Service Agreement or otherwise, to pay separation, severance or termination to any employee directly as a result of any Transaction contemplated by this Agreement, nor will any such Transaction accelerate the time of payment or vesting, or increase the amount, of any material benefit or other compensation due to any individual. The Transactions shall not be the direct cause of any amount paid or payable by the Company being classified as an “excess parachute payment” under Section 280G of the Code.

(e)           Except as set forth in Section 4.09(e) of the Company Disclosure Schedule, none of the Plans nor Service Agreements provides, nor does the Company nor any Company Subsidiary have or reasonably expect to have any obligation to provide retiree medical benefits to any current or former employee, officer, director or consultant of the Company after retirement except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder.

(f)            Each Plan and each Service Agreement is in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) or Service Agreement and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(g)           Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to result in the loss of the qualified status of any such Plan or the exempt status of any such trust.

(h)           There has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan, in each case, except as would not result in material liability to the Company.

(i)            All material contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company, except as would not result in material liability to the Company.

(j)            The Company and each ERISA Affiliate have each complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(k)           The Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA is and has been in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010.

(l)            Each Plan and each Service Agreement that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder.

Section 4.10        Labor and Employment Matters.

(a)           (i) There are no Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of its current or former employees, which Actions would be material to the Company and the Company Subsidiaries, taken as a whole (ii) the Company is not, and has not been for the past two (2) years, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii)  there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board; and (iv) in the past two (2) years, there has not been, nor, to the knowledge of the Company, has there been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute against the Company.

(b)           Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company is and, in the past two (2) years, has been in compliance with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Laws), immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes.

Section 4.11        Real Property; Title to Assets.

(a)           The Company or one of the Company Subsidiaries has good and valid title in fee simple to each parcel of owned real property free and clear of all Liens other than Permitted Liens.

(b)           The Company or the Company Subsidiaries have a valid leasehold estate in all Leased Real Property free and clear of all Liens other than Permitted Liens. All such current leases and subleases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such leases or subleases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such lease or sublease, except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(c)           There are no contractual, legal restrictions or Actions that preclude the ability of the Company or any Company Subsidiary to use any real property owned or leased by such party for the purposes for which it is currently being used, except as would not be material to the Company or the Company Subsidiaries, taken as a whole. There are no latent defects or adverse physical conditions affecting the real property, and improvements thereon, owned or leased by the Company or any Company Subsidiary except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(d)           Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens.

Section 4.12        Intellectual Property.

(a)            Section 4.12(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following: (i)  registered Patents, Trademarks and Copyrights and applications for any of the foregoing that have been filed with the applicable Governmental Authority that are owned or purported to be owned, used or held for use by the Company (“Registered IP”) (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), (ii) all contracts or agreements to use any Company-Licensed IP that are material to the business of the Company as currently conducted (other than (x) unmodified, commercially available, “off-the-shelf” Software or (y) Software or Business Systems with a replacement cost and/or aggregate annual license and maintenance fees of less than one million dollars ($1,000,000)); and (iii) any Software owned or purported to be owned by the Company that is material to the business of, the Company as currently conducted that would have a replacement cost of more than one million dollars ($1,000,000).

(b)           The Company solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Registered IP. All Registered IP is subsisting and, to the knowledge of the Company, valid and enforceable.

(c)           The Company has taken and takes commercially reasonable actions to maintain, protect and enforce Intellectual Property rights in the trade secrets and other Confidential Information included in the Company-Owned IP, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information. The Company has not disclosed any such trade secrets or Confidential Information that is material to the business of the Company to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information.

(d)           (i) There have been no claims properly filed with a Governmental Authority and served on the Company, or to the knowledge of the Company threatened in writing (including email) to be filed, against the Company with any Governmental Authority, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Registered IP, or (B) alleging any infringement or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any material demands or offers to license any Intellectual Property rights from any other person); (ii)  to the Company’s knowledge, the operation of the business of the Company as currently conducted (including the Products) has not and does not infringe, misappropriate or violate, any Intellectual Property rights of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company-Owned IP; and (iv) the Company has not received any formal written opinions of counsel regarding any of the foregoing.

(e)           All officers, employees, and contractors who have contributed, developed or conceived any Company Intellectual Property have executed valid, written agreements with the Company pursuant to which such persons agreed to maintain in confidence all confidential or proprietary information acquired by them in the course of their relationship with the Company and to assign to the Company all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of and related to his, her or its relationship with the Company, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property, except (i) as otherwise required or prohibited by applicable Law or (ii) in the case of contractors, Intellectual Property that was not intended by the Company to be proprietary to the Company.

(f)            The Company currently and previously since January 1, 2019 has complied in all material respects with (i) all applicable Privacy/Data Security Laws and (ii) all contractual commitments that the Company has entered into or is otherwise bound with respect to privacy and/or data security of Personal Information and/or Business Data held by the Company (collectively, the “Data Security Requirements”). Since January 1, 2019, the Company has not (A) experienced any material data security breaches that were required to be reported under applicable Privacy/Data Security Laws; or (B) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any written material claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Data Security Requirements.

Section 4.13        Taxes.

(a)           The Company and each of the Company Subsidiaries: (i) have duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed material Tax Returns are complete and accurate in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company or any of the Company Subsidiaries are otherwise obligated to pay (whether or not such Taxes have been reported on any Tax Returns), except with respect to Taxes that are being contested in good faith and are disclosed in Section 4.13(a) of the Company Disclosure Schedule; (iii) with respect to all income and other material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open. For purposes of this Section 4.13, Taxes in excess of one million dollars ($1,000,000) shall be material.

(b)           Neither the Company nor any of the Company Subsidiaries has any material liability for the Taxes of any person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise (other than contracts or agreements the principal purpose of which does not related to Taxes). Neither the Company nor any of the Company Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary United States federal, state, local or foreign income Tax Return (other than a group consisting only of the Company or the Company Subsidiaries).

(c)           None of the Company and the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period or portion thereof ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(d)           Each of the Company and the Company Subsidiaries has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party.

(e)           Neither the Company nor any of the Company Subsidiaries has any request for a ruling in respect of Taxes pending between the Company or any Company Subsidiary and any Tax authority.

(f)            Neither the Company nor any of the Company Subsidiaries has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(g)           Neither the Company nor any of the Company Subsidiaries is, or has been a party to a listed transaction, as described in Section 6707A(c)(2) and Treasury Regulations Section 1.6011-4(b)(2), or any corresponding or similar provision of state, local or non-United States Law.

(h)           Neither the United States Internal Revenue Service nor any other United States or non-United States taxing authority or agency has asserted in writing or, to the knowledge of the Company, has threatened to assert against the Company or any Company Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith which is currently pending.

(i)            There are no Tax Liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(j)            The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)           The Company has not taken or agreed to take any action, and does not intend or plan to take, any action, and does not have knowledge of any agreement, plan or intention to take any action that is reasonably likely to prevent the Company Merger from qualifying as a reorganization pursuant to Section 368(a) of the Code.

Section 4.14        Environmental Matters. Except as set forth in Section 4.14 of the Company Disclosure Schedule, (a) the Company is not, or has not been since January 1, 2019, in violation in any material respect of any applicable Environmental Law; (b) to the knowledge of the Company, the Company has not released or caused any release of Hazardous Substances on or from any property currently or formerly owned, leased or operated by the Company (including, without limitation, soils and surface and ground waters) in material violation of any Environmental Law or in a manner or quantity which requires reporting, investigation, remediation, monitoring or other response action by the Company pursuant to applicable Environmental Laws; (c) the Company has not transported or disposed of, or arranged for the transportation or disposal of, Hazardous Substances at any real property not owned, operated or leased by the Company, in violation of any Environmental Law or otherwise in a manner or quantity that has resulted or would reasonably be expected to result in material liability to the Company under any Environmental Law; (d)  the Company has all material permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”); (e)  the Company is in compliance in all material respects with the terms and conditions of its Environmental Permits; and (f) the Company has delivered to Ceres true and complete copies of all environmental Phase I reports and other material investigations, studies, audits, tests, reviews or other analyses commenced or conducted by or on behalf of the Company (or by a third-party of which the Company has knowledge) in relation to the current or prior business of the Company or any real property presently or formerly owned, leased, or operated by the Company (or its or their predecessors) that are in possession, custody or control of the Company.

Section 4.15        Material Contracts.

(a)           Section 4.15(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company is a party, excluding for this purpose, any purchase orders submitted by customers (such contracts and agreements as are required to be set forth Section 4.15(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i)          each contract and agreement with consideration paid or payable to or by the Company of more than one million five hundred thousand dollars ($1,500,000), in the aggregate, over the 12-month period ending December 31, 2020;

(ii)         each contract and agreement with Suppliers to the Company for expenditures paid or payable by the Company of more than one million five hundred thousand dollars ($1,500,000), in the aggregate, over the 12-month period ending December 31, 2020;

(iii)        each contract and agreement with customers of the Company that involves consideration payable to the Company of more than one million five hundred thousand dollars ($1,500,000), in the aggregate, over the twelve (12) month period ending December 31, 2020;

(iv)        all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company is a party that are material to the business of the Company;

(v)         all Service Agreements and management contracts, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any Product of the Company to which the Company is a party;

(vi)        all contracts and agreements evidencing indebtedness (or any guaranty therefor) for borrowed money in an amount greater than one million five hundred thousand dollars ($1,500,000);

(vii)       all strategic partnership, joint venture or similar agreements that are material to the business of the Company;

(viii)      all contracts and agreements with any Governmental Authority to which the Company is a party, other than any Company Permits;

(ix)         all contracts and agreements that limit, or purport to limit, the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time or to hire or retain any person,

(x)          all leases or master leases of personal property reasonably likely to result in annual payments of one million five hundred thousand dollars ($1,500,000) or more in a twelve (12) month period;

(xi)         all contracts involving use of any Company-Licensed IP required to be listed in Section 4.12(a) of the Company Disclosure Schedule;

(xii)        contracts which involve the license or grant of rights to Company-Owned IP by the Company, but excluding any nonexclusive licenses (or sublicenses) of Company-Owned IP granted: (A) to customers or distributors in the ordinary course of business consistent with past practice; and (B) to vendors and service providers for the purpose of providing the applicable services to the Company; and

(xiii)       any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) or any other contract that is material to the Company and the Company Subsidiaries, taken as a whole.

(b)           (i) each Material Contract is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, and is enforceable in accordance with its terms (subject to the Remedies Exceptions and Federal Cannabis Laws) and the Company is not in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iii) the Company has not received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract. The Company has furnished or made available to Ceres or its legal advisors true and complete copies of all Material Contracts without redaction, including amendments thereto that are material in nature.

Section 4.16        Insurance.

(a)           Section 4.16(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, and the principal insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b)           With respect to each such insurance policy, except as would not be material to the Company and the Company Subsidiaries, taken as a whole: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii)  the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 4.17        Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Company Merger are fair to and in the best interests of the Company and its stockholders, (b) approved this Agreement and the Company Merger and declared their advisability, and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Company Merger (the “Company Board Recommendation”) and directed that this Agreement and the Transactions (including the Mergers) be submitted for consideration by the Company’s stockholders. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and consummate the Transactions.

Section 4.18        Certain Business Practices. Since January 1, 2019, none of the Company, nor, to the Company’s knowledge, any directors or officers, agents or employees of the Company, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada); or (c) made any payment in the nature of criminal bribery.

Section 4.19        Interested Party Transactions. Except for the Stockholder Support Agreement, employment relationships and payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company, to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.15(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Company, other than customary indemnity arrangements and customary employment-related agreements and arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.19. The Company has not, since January 1, 2019, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 4.20        Exchange Act. The Company is not currently (or has not previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Section 4.21        Brokers. Except as set forth on Schedule 4.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.22        Financial Statements. Attached as Section 4.22 of the Company Disclosure Schedule are true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020 (the “2020 Balance Sheet”) and December 31, 2019, and the related consolidated statements of income, stockholders equity and cash flows of the Company and the Company Subsidiaries for the periods, together with the auditor’s reports thereon (the “Financial Statements”). Except as set forth on Section 4.22 of the Company Disclosure Schedule, the Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries, as at the respective dates thereof, and the consolidated statements of income, stockholders equity and cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved, and (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and the Company Subsidiaries. As of the date hereof, neither the Company nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.23        Undisclosed Liabilities. Except as set forth on Section 4.23 of the Company Disclosure Schedule or the Financial Statements, the Company does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business since the 2020 Balance Sheet and which are not material or (ii) obligations for future performance under any contract to which the Company is a party, except as would not be material to the Company and the Company Subsidiaries, taken as a whole. Section 4.23 of the Company Disclosure Schedule sets forth all contingent liabilities of the Company which if triggered would be reasonably expected to be in excess of five million dollars ($5,000,000).

Section 4.24           Customers and Vendors. Section 4.24 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (a) the top ten (10) customers and (b) the top ten (10) vendors of the Company, each as based on the aggregate Dollar value of the Company’s and the Company Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2020 (the “Top Customers” and “Top Vendors”).  Except as set forth on Section 4.24 of the Company Disclosure Schedule, None of the Top Vendors or Top Customers has, as of the date of this Agreement, informed the Company or any of the Company Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company Subsidiaries, and to the knowledge of the Company, none of the Top Customers or Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or the Company Subsidiaries or their respective businesses.

Section 4.25        Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Ceres, its affiliates or any of their respective Representatives by, or on behalf of, Company, and any such representations or warranties are expressly disclaimed.

Article V.

REPRESENTATIONS AND WARRANTIES OF Ceres AND CERES MERGER SUBS

Except as set forth in (a) Ceres’s disclosure schedule (it being understood and agreed that information disclosed in any section of the Ceres Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Ceres Disclosure Schedule to which such disclosure would reasonably pertain or if its relevance to such other section is reasonably apparent on the face of such disclosure) delivered by Ceres in connection with this Agreement (the “Ceres Disclosure Schedule”), or (b) Ceres’s SEDAR filings as of the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Ceres’s filings, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing in disclosed in such SEDAR filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)), Ceres hereby represents and warrants to the Company as follows, provided that notwithstanding anything to the contrary provided in this Agreement (in addition to any specific exception to Federal Cannabis Laws and any similar Law set forth in this Article V), all representations, warranties covenants and disclosures of Ceres in this Article V are being made with exception to and not with respect to Federal Cannabis Laws:

Section 5.01        Corporate Organization.

(a)           Each of Ceres, Merger Sub and Subscription Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted (except under Federal Cannabis Laws).

(b)           The Ceres Merger Subs are the only subsidiaries of Ceres. Except for the Ceres Merger Subs, Ceres does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

Section 5.02        Articles and Bylaws. Ceres has heretofore furnished to the Company complete and correct copies of the Ceres Articles and each of Merger Sub and Subscription Merger Sub has heretofore furnished to the Company complete and correct copies of its respective certificate of incorporation and bylaws. The Ceres Articles and the certificate of incorporation and bylaws of each of Merger Sub and Subscription Merger Sub are in full force and effect. Ceres is not in violation of any of the provisions of the Ceres Articles and neither Merger Sub nor Subscription Merger Sub is in violation of any of the provisions of its respective certificate of incorporation and bylaws.

Section 5.03        Capitalization.

(a)           The authorized share capital of Ceres consists of (i) an unlimited number of Ceres Class A Shares, (ii) an unlimited number of Ceres Class B Shares, (iii) an unlimited number of common shares and (iv) an unlimited number of proportionate voting shares. As of the date of this Agreement (i) twelve million (12,000,000) Ceres Class A Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights (ii) three million (3,000,000) Ceres Class B Shares are issued and outstanding, (iii) ten million one hundred thousand (10,100,000) Ceres Warrants are issued and outstanding, and (iv) ten million one hundred thousand (10,100,000) Ceres Class A Shares are reserved for future issuance pursuant to the Ceres Warrants. Each Ceres Warrant is exercisable for one Ceres Class A Share at an exercise price of eleven dollars fifty cents ($11.50).

(b)           As of the date of this Agreement, the authorized capital stock of Merger Sub consists of one thousand (1,000) shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, one thousand (1000) shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights and are held by Ceres free and clear of all Liens, other than transfer restrictions under applicable securities laws, including Ceres Securities Laws, and Merger Sub’s certificate of incorporation and bylaws. As of the date of this Agreement, the authorized capital stock of Subscription Merger Sub consists of one million (1,000,000) shares of Subscription Merger Sub Voting Common Stock and fifty million (50,000,000) shares of Subscription Merger Sub Non-Voting Common Stock. As of the date hereof, one thousand (1000) shares of Subscription Merger Sub Common Stock and no shares of Subscription Merger Sub Non-Voting Common Stock are issued and outstanding. All outstanding shares of Subscription Merger Sub Common Stock and Subscription Merger Sub Non-Voting Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights and are held by Ceres free and clear of all Liens, other than transfer restrictions under applicable securities laws and Subscription Merger Sub’s certificate of incorporation and bylaws.

(c)           All outstanding Ceres Class A Shares, Ceres Class B Shares and Ceres Warrants have been issued and granted in compliance with all applicable securities laws, including Ceres Securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws, including Ceres Securities Laws, and the Ceres Articles.

(d)           The Aggregate Transaction Consideration to be delivered by Ceres Delaware hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws, including Ceres Securities Laws, and the Ceres Delaware Certificate of Incorporation. The Aggregate Transaction Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

(e)           Except for shares of Subscription Merger Sub Non-Voting Common Stock to be issued pursuant to the Subscription Agreements, securities issued by Ceres as permitted by this Agreement and the Ceres Warrants, Ceres has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Ceres or obligating Ceres to issue or sell any shares of capital stock of, or other equity interests in, Ceres. All Ceres Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Ceres nor any Ceres Subsidiary is a party to, or otherwise bound by, and neither Ceres nor any Ceres Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights. Ceres is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Ceres Shares or any of the equity interests or other securities of Ceres or any of its subsidiaries. Other than as disclosed in the Final IPO Prospectus and as contemplated by the Escrow Agreement, there are no outstanding contractual obligations of Ceres to repurchase, redeem or otherwise acquire any Ceres Shares. There are no outstanding contractual obligations of Ceres to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 5.04       Authority Relative to This Agreement. Each of Ceres and the Ceres Merger Subs have all necessary corporate power and authority to execute and deliver this Agreement (except under Federal Cannabis Laws) and, with respect to the Domestication, subject to receiving the Ceres Requisite Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of Ceres and the Ceres Merger Subs and the consummation by each of Ceres and the Ceres Merger Subs of the Transactions, have been duly and validly authorized by all necessary corporate action, and, other than, with respect to the Domestication, the Ceres Requisite Approval, no other corporate proceedings on the part of Ceres or the Ceres Merger Subs are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Ceres and the Ceres Merger Subs and, assuming due authorization, execution and delivery by the Company, constitutes a legal (except under Federal Cannabis Laws), valid and binding obligation of Ceres or the Ceres Merger Subs, enforceable against Ceres or the Ceres Merger Subs in accordance with its terms subject to the Remedies Exceptions and Federal Cannabis Laws.

Section 5.05        No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by each of Ceres and the Ceres Merger Subs do not, and subject to, with respect to the Domestication, receipt of the Ceres Requisite Approval and filings with the Ceres Securities Authorities, the filing of the Certificate of Domestication and the Ceres Certificate of Incorporation with the Secretary of State of the State of Delaware in accordance with the DGCL and the filing of the certificate of corporate domestication with the Registrar of Companies in accordance with the BCBCA and, with respect to the Mergers, the filing of the Certificate of Merger (Company) and Certificate of Merger (Subscription) with the Secretary of State of the State of Delaware in accordance with the DGCL, the performance of this Agreement by each of Ceres and the Ceres Merger Subs will not, (i) conflict with or violate the Ceres Articles or certificate of incorporation and bylaws of Merger Sub and Subscription Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to each of Ceres or the Ceres Merger Subs or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of Ceres or the Ceres Merger Subs pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of Ceres or the Ceres Merger Subs is a party or by which each of Ceres or the Ceres Merger Subs or any of their properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would have a Ceres Material Adverse Effect.

(b)           The execution and delivery of this Agreement by each of Ceres and the Ceres Merger Subs do not, and the performance of this Agreement by each of Ceres and the Ceres Merger Subs will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws and Ceres Securities Laws, the pre-merger notification requirements of the HSR Act or the Competition Act, the NEO Exchange Rules, with respect to the Domestication, the filing of the Certificate of Domestication and the Ceres Certificate of Incorporation with the Secretary of State of the State of Delaware in accordance with the DGCL and the filing of the certificate of corporate domestication with the Registrar of Companies in accordance with the BCBCA and, with respect to the Mergers, the filing of the Certificate of Merger (Company) and Certificate of Merger (Subscription) with the Secretary of State of the State of Delaware in accordance with the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Ceres or the Ceres Merger Subs from performing its material obligations under this Agreement.

Section 5.06       Compliance. Neither Ceres nor a Ceres Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Ceres or a Ceres Merger Sub or by which any property or asset of Ceres or a Ceres Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Ceres or a Ceres Merger Sub is a party or by which Ceres or a Ceres Merger Sub or any property or asset of Ceres or a Ceres Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a Ceres Material Adverse Effect. Each of Ceres and the Ceres Merger Subs is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Ceres or a Ceres Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted. Each of Merger Sub and Subscription Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Merger Sub and Subscription Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

Section 5.07        Public Filings.

(a)           Ceres is a “reporting issuer” or the equivalent thereof in the each of the provinces and territories of Canada (other than Quebec) and not in default of any material provision under Ceres Securities Laws, and Ceres has complied in all material respects with Ceres Securities Laws. Ceres has not taken any action to cease to be a reporting issuer in any province or territory nor has Ceres received notification from any Ceres Securities Authorities seeking to revoke the reporting issuer status of Ceres. None of the Ceres Merger Subs is a reporting issuer (or its equivalent) in any jurisdiction. Each of the Ceres Merger Subs have complied in all material respects with applicable securities Laws.

(b)           Ceres has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Ceres Securities Authorities since March 3, 2020, together with any amendments, restatements or supplements thereto (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations), as modified by the exemptive relief granted by the Ceres Securities Authorities in the Final IPO Prospectus (collectively, the “Ceres Securities Filings”). Ceres has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings filed to or furnished with, as applicable, any Ceres Securities Authorities other than an exemptive relief application regarding financial statements to be included in the Prospectus. Ceres has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Ceres with Securities Authorities to all agreements, documents and other instruments that previously had been filed by Ceres with Securities Authorities and are currently in effect. As of their respective dates, the Ceres Securities Filings (i) complied in all material respects with the applicable requirements of Ceres Securities Laws and the NEO Exchange Rules, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain a Misrepresentation (and in the case of the Final IPO Prospectus constituted full, true and plain disclosure of all material facts relating to Ceres as required by applicable Ceres Securities Laws). To the knowledge of Ceres, each director and executive officer of Ceres has filed with Ceres Securities Authorities on a timely basis all documents required with respect to Ceres by Ceres Securities Laws.

(c)           Each of the financial statements (including, in each case, any notes thereto) contained in the Ceres Securities Filings was prepared in accordance with IFRS (applied on a consistent basis) throughout the periods indicated and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of Ceres as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). Ceres has no off-balance sheet arrangements that are not disclosed in the Ceres Securities Filings. No financial statements other than those of Ceres are required by IFRS to be included in the consolidated financial statements of Ceres.

(d)           Except for restatement to GAAP in connection with filing of the Registration Statement or the Prospectus, as may be required, Ceres does not intend to correct or restate, nor to the knowledge of Ceres, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to herein. The selected financial data and the summary financial information included in any filing by Ceres present fairly the information shown in such filing and have been compiled on a basis consistent with that of the financial statements contained in the Ceres Securities Filings. The other financial and operational information included in any filings by Ceres presents fairly the information included in such filings.

(e)           Except as and to the extent set forth in the Ceres Securities Filings, neither Ceres nor Merger Sub has any material liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities and obligations arising in the ordinary course of Ceres’ and Merger Sub’s business. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Ceres with unconsolidated entities or other person.

(f)            The auditors of Ceres are independent public accountants as required by applicable Laws and there is not now, and never has been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of Ceres.

(g)           Ceres is not indebted to any director, officer or employee of any of Ceres, Sponsor or any of their respective affiliates or associates (except for amounts due in the ordinary course as salaries, bonuses and directors’ fees or the reimbursement of ordinary course expenses). Except as disclosed in the Ceres Securities Filings, Ceres has no contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, anyone, including, without limitation Sponsor, or any of their respective affiliates.

(h)           As of the date hereof, there are no outstanding comments from Ceres Securities Authorities with respect to the Ceres Securities Filings. To the knowledge of Ceres, none of the Ceres Securities Filings filed on or prior to the date hereof is subject to ongoing an ongoing audit, review, comment or investigation by any Ceres Securities Authorities or other Governmental Authority.

Section 5.08        Absence of Certain Changes or Events. Since March 3, 2020, except as expressly contemplated by this Agreement, (a) Ceres has conducted its business in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Ceres Material Adverse Effect.

Section 5.09       Absence of Litigation. There is no Action pending or threatened against Ceres or any property or asset of Ceres, before any Governmental Authority. Neither Ceres nor any material property or asset of Ceres is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority.

Section 5.10        Board Approval; Vote Required.

(a)           The Ceres Board, by resolutions duly adopted unanimously by those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) approved the Domestication and the Ceres Certificate of Incorporation, (ii) approved and adopted this Agreement and declared its advisability, (iii) recommended the approval and adoption of the Domestication, the Ceres Certificate of Incorporation, this Agreement and the Transactions by the shareholders of Ceres and (iv) adopted resolutions authorizing the Subscription Merger pursuant to Section 253 of the DGCL.

(b)           The only vote of the holders of any class or series of capital stock of Ceres necessary to approve the Transactions is the Ceres Requisite Approval.

(c)           The Merger Sub Board, by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way, has duly (i) determined that the Company Merger are fair to and in the best interests of Merger Sub and its sole stockholder and has approved and adopted this Agreement and declared its advisability and approved the Company Merger and the other Transactions and (ii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and the Company Merger, and (iii) directed that this Agreement and the Transactions be submitted for consideration by the sole stockholder of Merger Sub.

(d)           The only vote of the holders of any class or series of capital stock of Merger Sub is necessary to approve this Agreement, the Company Merger and the other Transactions is the affirmative vote of Ceres, as the sole holder of Merger Sub Common Stock. No vote of the holders of any class or series of capital stock of Subscription Merger Sub is necessary to approve this Agreement, the Subscription Merger and the other Transactions.

Section 5.11       No Prior Operations of Ceres Merger Subs. Each Ceres Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement. Except as contemplated by this Agreement, each Ceres Merger Sub will have no material assets, liabilities or obligations at all times prior to the Company Merger Effective Time and the Subscription Merger Effective Time, as the case may be.

Section 5.12       Brokers. Except for Canaccord Genuity Group Inc., (or any other placement agent that may be retained to effectuate the PIPE financing referenced in Section 5.01) and the discretionary deferred portion as may be paid by Ceres, in whole or in part, at its discretion on Closing pursuant to the terms of the underwriting agreement dated February 25, 2020 in connection with Ceres’s initial public offering or as set forth on Section 5.12 of the Ceres Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Ceres or the Ceres Merger Subs.

Section 5.13       Ceres Escrow Fund. As of the date of this Agreement, Ceres has no less than one hundred twenty one million one hundred ninety three thousand six hundred thirty six ($121,193,636) in the escrow fund established by Ceres for the benefit of its public shareholders (the “Escrow Fund”) maintained in an escrow account at Odyssey Trust Company (the “Escrow Account”). The monies of such Escrow Account held in escrow by Odyssey Trust Company (the “Escrow Agent”) pursuant to the Escrow Agreement, dated March 3, 2020 (the “Escrow Agreement”) and invested in instruments permitted by the Escrow Agreement. The Escrow Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions, and no termination, repudiation, rescission, amendment, supplement or modification is contemplated. Ceres has complied in all material respects with the terms of the Escrow Agreement and is not in breach thereof or default thereunder and there does not exist under the Escrow Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Ceres or the Escrow Agent. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (i) between Ceres and the Escrow Agent that would cause the description of the Escrow Agreement in the Ceres Securities Filings to be inaccurate in any material respect; or (ii) to the knowledge of Ceres, that would entitle any person (other than shareholders of Ceres who shall have elected to redeem their Ceres Shares pursuant to the Ceres Articles) to any portion of the proceeds in the Escrow Account. Prior to the Closing, none of the funds held in the Escrow Account may be released except: (A) to pay income Taxes from any interest income earned in the Escrow Account; (B) upon the exercise of Redemption Rights in accordance with the provisions of the Ceres Articles and for payment of actual and expected direct expenses related to redemptions; (C) to pay the Deferred Underwriting Commission and the Discretionary Deferred Portion (each such term as defined in the Escrow Agreement). As of the date hereof, there are no Actions pending or threatened with respect to the Escrow Account. Upon consummation of the Company Merger and notice thereof to the Escrow Agent pursuant to the Escrow Agreement, Ceres shall cause the Escrow Agent to, and the Escrow Agent shall thereupon be obligated to, release to Ceres as promptly as practicable, the Escrow Funds in accordance with the Escrow Agreement at which point the Escrow Account shall terminate; provided, however that the liabilities and obligations of Ceres due and owing or incurred at or prior to the Closing Date shall be paid as and when due, including all amounts payable (a) to shareholders of Ceres who shall have exercised their Redemption Rights, (b)  with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Escrow Agent for fees and costs incurred in accordance with the Escrow Agreement; (d) to the underwriters of the Deferred Underwriting Commission pursuant to Ceres’s underwriting agreement dated February 25, 2020 in connection with its initial public offering and (e) to third parties (e.g., professionals, printers, etc.) who have rendered services to Ceres in connection with its efforts to effect the Transactions, including any payment of the Discretionary Deferred Commission in whole or in part. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, the Transactions will satisfy the requirements of section 10.16(15) of the NEO Exchange Rules and Ceres has no reason to believe that any of the conditions to the use of funds in the Escrow Account will not be satisfied or funds available in the Escrow Account will not be available to Ceres at the Closing Date.

Section 5.14        Employees. Other than any officers as described in the Ceres Securities Filings, none of Ceres or the Ceres Merger Subs have ever employed any employees or retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by Ceres’ officers and directors in connection with activities on Ceres’ behalf in an aggregate amount not in excess of the amount of cash held by Ceres outside of the Escrow Account, Ceres has no unsatisfied material liability with respect to any employee, officer or director. Ceres and the Ceres Merger Subs have never and do not currently maintain, sponsor, contribute to or have any direct liability under any employee benefit plan, nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements. Neither the execution and delivery of this Agreement nor the other Ancillary Agreements nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Ceres, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Ceres, the Ceres Merger Subs or any affiliate to any person. There is no contract, agreement, plan or arrangement to which Ceres or a Ceres Merger Sub is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person.

Section 5.15       Taxes. (a)        Ceres and each of the Ceres Subsidiaries: (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that Ceres or any of its subsidiaries are otherwise obligated to pay (whether or not such Taxes have been reported on any Tax returns), except with respect to Taxes that are being contested in good faith and are disclosed in Section 5.15(a) of the Ceres Disclosure Schedule; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b)           Neither Ceres nor any of its Ceres Subsidiaries has any material liability for the Taxes of any person (other than Ceres and its Ceres Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise (other than contracts or agreements the principal purpose of which does not related to Taxes). Neither Ceres nor any of its Ceres Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary United States federal, state, local or foreign income Tax Return (other than a group consisting only of Ceres or Ceres Subsidiaries).

(c)           None of Ceres and its Ceres Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period or portion thereof ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; or (iii) installment sale or open transaction disposition made on or prior to the Closing Date.

(d)           Each of Ceres and its Ceres Subsidiaries have withheld and paid to the appropriate Tax authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor or shareholder and to any person who is or is deemed to be a non-resident of Canada for purposes of the Income Tax Act (Canada).  All amounts required by applicable Law to be withheld have been remitted within the prescribed periods to each appropriate Governmental Authority.

(e)           Neither Ceres nor any of its Ceres Subsidiaries has any request for a ruling in respect of Taxes pending between Ceres or any Ceres Subsidiary and any Tax authority.

(f)            Neither Ceres nor any of the Ceres Subsidiaries has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(g)           Neither Ceres nor any of its Ceres Subsidiaries is, or has been a party to a listed transaction, as described in Section 6707A(c)(2) and Treasury Regulations Section 1.6011-4(b)(2), or any corresponding or similar provision of state, local or non-United States Law.

(h)           Neither the United States Internal Revenue Service nor any other United States or non-United States taxing authority or agency has asserted in writing or, to the knowledge of Ceres, has threatened to assert against Ceres or any Ceres Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith which is currently pending.

(i)            There are no Tax Liens upon any assets of Ceres or any of the Ceres Subsidiaries except for Permitted Liens.

(j)            Prior to the Domestication Ceres is and has been at all times properly classified as a foreign corporation for all United States federal income tax purposes and as a corporation resident in Canada for purposes of the Income Tax Act (Canada).

(k)           Ceres is not and has not been at any time a controlled foreign corporation within the meaning of Code Section 957(a).

(l)            Ceres has not taken or agreed to take any action, and does not intend or plan to take, any action, and does not have knowledge of any agreement, plan or intention to take any action that is reasonably likely to prevent the Company Merger from qualifying as a reorganization pursuant to Section 368(a) of the Code. Prior to consummation of the Transactions, Ceres does not and will not own (directly or indirectly, legally or beneficially) any shares of capital stock or other equity interests of the Company.

(m)          Ceres has not acquired property from a non-arm’s length person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired, in circumstances which would subject Ceres to a liability under section 160 of the Income Tax Act (Canada).

(n)           Ceres is not subject to any liability for Taxes of any other person. Ceres has not entered into any agreement contemplated in section 80.04, section 191.3 or subsection 18(2.3).

(o)           Ceres has not claimed a reserve in respect of any taxation year ending on or before the Closing if any amount in respect of such reserve could be included in the income of Ceres for a taxation year ending after the Closing.

(p)           There are no circumstances existing which could result in the application to Ceres in a taxation year beginning on or after the Closing of any of sections 78, 80, 80.01, 80.02, 80.03, 80.04 of the Income Tax Act (Canada) or any analogous provision of any comparable law of any province or territory of Canada.

(q)           The paid-up capital, as defined in the Income Tax Act (Canada), of each class of Shares of Ceres is no less than its stated capital for corporate purposes immediately prior to the Domestication.

Section 5.16        Listing. The issued and outstanding Ceres Class A Shares are listed for trading on the NEO Exchange under the symbol “CERE.U”. The issued and outstanding Ceres Warrants are listed for trading on the NEO Exchange under the symbol “CERE.WT”. As of the date of this Agreement, Ceres is not in default of the NEO Exchange Rules in any material respect and there is no Action pending or threatened against Ceres by any Ceres Securities Authorities, other Governmental Authority or the NEO Exchange. Neither Ceres nor the Ceres Merger Subs are in breach of Securities Laws in any material respect. Neither Ceres nor the Ceres Merger Subs are subject to continuous or periodic, or other disclosure requirements under any securities Laws in any jurisdiction other than the provinces and territories of Canada.

Section 5.17       Ceres’ and the Ceres Merger Sub’s Investigation and Reliance. Each of Ceres and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by Ceres and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. Ceres, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and other information that they have requested in connection with their investigation of the Company and the Transactions. Neither Ceres nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of its Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule).

Section 5.18        Certain Business Practices. Since February 5, 2020, none of Ceres or a Ceres Merger Sub, nor any directors or officers, agents or employees of Ceres or a Ceres Merger Sub has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada) or any similar Law of any relevant jurisdiction; or (c) made any payment in the nature of criminal bribery.

Section 5.19       Takeover Statutes and Charter Provisions. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to Ceres or a Ceres Merger Sub in connection with this Agreement, the Mergers, the issuance of Ceres Shares or Ceres Delaware Shares or any of the other Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which Ceres or a Ceres Merger Sub is subject, party or otherwise bound.

Section 5.20       PIPE Investment Amount; Subscription Agreements. Ceres has delivered to the Company true, correct and complete copies of each of the Subscription Agreements that have been executed as of the date hereof pursuant to which the subscribers party thereto have committed, subject to the terms and conditions therein, to purchase 22,500,000 shares of Subscription Merger Sub Non-Voting Common Stock for an aggregate purchase price equal to two hundred twenty five million dollars ($225,000,000). Assuming the representations and acknowledgements of each subscriber in the Subscription Agreement were true as of the date of the applicable Subscription Agreement and remain true as of the date hereof, the issuance of the Ceres Delaware Class A Shares as contemplated by the Subscription Agreement is exempt from the prospectus requirements of Ceres Securities Laws and such Ceres Delaware Class A Shares (assuming the holder is not, and does not become, a “control person” of Ceres) will not be subject to any statutory hold period or other restriction on transfer, other than any contractual agreements entered with respect to such Ceres Delaware Class A Shares. Each of the Subscription Agreements executed as of the date hereof are in full force and effect and are legal, valid and binding upon Ceres and the Subscription Merger Sub, enforceable in accordance with their terms. None of the Subscription Agreements executed as of the date hereof have been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements executed as of the date hereof have not been withdrawn, terminated or rescinded by the subscribers party thereto in any respect. There are no side letters or contracts to which Ceres or a Ceres Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements executed as of the date hereof or the Transactions other than as expressly set forth in this Agreement, the Subscription Agreements executed as of the date hereof or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Ceres has fully paid any fees required in connection with the Subscription Agreements executed as of the date hereof that are payable on or prior to the date hereof and will pay any and all such fees, including to Canaccord Genuity Corp., or any other placement agent that may be similarly retained by Ceres, as placement agent(s) in connection with the subscriptions, when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements executed as of the date hereof. Ceres has, and to the knowledge of Ceres, the subscribers that have executed Subscription Agreements as of the date hereof have, complied with all of its obligations under the Subscription Agreements executed as of the date hereof. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements executed as of the date hereof, other than as expressly set forth in the Subscription Agreements executed as of the date hereof. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Ceres or the subscribers party to Subscription Agreements executed as of the date hereof, (ii) assuming the conditions set forth in Section 8.01 and Section 8.02 will be satisfied, constitute a failure to satisfy a condition on the part of Ceres or the subscriber party to a Subscription Agreement executed as of the date, or (iii) assuming the conditions set forth in Section 8.01 and Section 8.02 will be satisfied, result in any portion of the amounts to be paid by the subscribers in accordance with the Subscription Agreements executed as of the date hereof being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 8.01 and Section 8.02 will be satisfied, Ceres has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements executed as of the date hereof will not be satisfied, and, as of the date hereof, Ceres is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

Article VI.

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01        Conduct of Business by the Company Pending the Merger.

(a)           The Company agrees, and shall cause each Company Subsidiary, between the date of this Agreement and the Company Merger Effective Time or the earlier termination of this Agreement, except as (i) expressly contemplated or permitted by any other provision of this Agreement or any Ancillary Agreement, (ii) as set forth in Section 6.01 of the Company Disclosure Schedule, or (iii) as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) COVID-19 Measures), unless Ceres shall otherwise consent in writing, which consent shall not be unreasonably conditioned, withheld or delayed (and in any event, such consent shall be deemed given if Ceres has not affirmatively denied consent in writing within three (3) days of the Company requesting consent):

(i)           to use commercially reasonable efforts to conduct its respective business in all material respects in the ordinary course of business, provided that during any period of full or partial suspension of operations related to COVID-19, the Company and each Company Subsidiary may, in connection with COVID-19, take such actions as are reasonably necessary (A) to protected the health and safety of the Company’s or the Company Subsidiaries’ employees and other individuals having business dealings with the Company or the Company Subsidiaries or (B) to respond to third-party supply or service disruptions caused by COVID-19;

(ii)          to use commercially reasonable efforts to preserve substantially intact its current respective business organization, to keep available the services of its respective current officers, key employees and to preserve its respective current relationships with customers, Suppliers and other persons with which it has significant business relations.

(b)           By way of amplification and not limitation, except as (i) expressly contemplated or permitted by any other provision of this Agreement or any Ancillary Agreement, (ii) as set forth in Section 6.01 of the Company Disclosure Schedule, or (iii) as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) COVID-19 Measures), the Company shall not, and shall cause each Company Subsidiary to not, between the date of this Agreement and the Company Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Ceres which consent shall not be unreasonably conditioned, withheld or delayed (and in any event, such consent shall be deemed given if Ceres has not affirmatively denied consent in writing within three (3) days of the Company requesting consent):

(i)           amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents in a manner that would adversely affect the Transactions;

(ii)          declare, set aside or pay any dividends or other distribution (whether in cash, shares or property or any combination thereof)

(iii)         issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, any phantom interest), of the Company, except, in any case, in the ordinary course of business and in a manner consistent with past practice; provided that neither (1) the exercise or settlement of any Company Options or Company RSUs or grants of Company Options or Company RSUs nor (2) the issuance of Company Common Stock in connection with the conversion shall require the consent of Ceres; or (B) any material assets of the Company;

(iv)         reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements existing as of the date hereof governing such equity securities;

(v)          (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof; or (B) incur any indebtedness for borrowed money in excess of one million dollars ($1,000,000) or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business and consistent with past practice;

(vi)         except in the ordinary course of business and in a manner consistent with past practice, (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of the Company as of the date of this Agreement, other than increases in base compensation of employees in the ordinary course of business, (B) enter into any new, or materially amend any existing Service Agreement or severance or termination agreement with any current or former director, officer, employee or consultant whose compensation would exceed, on an annualized basis, one million dollars ($1,000,000), (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant or (D) hire or otherwise enter into any new Service Agreement or similar arrangement with any person or terminate any current or former director, officer, employee or consultant provider whose compensation would exceed, on an annualized basis, one million dollars ($1,000,000);

(vii)        other than as required by applicable Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule or that the Company is not prohibited from entering into after the date hereof, grant any severance or termination pay to, any director or officer of the Company, other than in the ordinary course of business consistent with past practice;

(viii)       adopt, amend and/or terminate any Plan except (x) as may be required by applicable Law or the terms of the Plan or a Contract, or, is necessary in order to consummate the Transactions or (y) in the ordinary course of business and in a manner consistent with past practice (including with respect to annual renewals);

(ix)         except in the ordinary course of business consistent with past practice, make any material tax election, amend a material Tax Return or settle or compromise any material United States federal, state, local or non-United States income tax liability, in each case, that would reasonably be expected to have an adverse and material impact on the Company;

(x)          amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s material rights thereunder, in each case in a manner that is adverse to the Company, taken as a whole, except in the ordinary course of business;

(xi)         intentionally permit any material item of Company Intellectual Property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company Intellectual Property; or

(xii)        enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Section 6.02        Conduct of Business by Ceres and the Ceres Merger Subs Pending the Mergers.

Each of Ceres, Merger Sub and Subscription Merger Sub agrees that, between the date of this Agreement and the Company Merger Effective Time or the earlier termination of this Agreement, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements), as set forth on Section 6.02 of the Ceres Disclosure Schedule or as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) COVID-19 Measures), unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Ceres and the Ceres Merger Subs shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, or in connection with the terms and conditions of, any Subscription Agreement, as set forth on Section 6.02 of the Ceres Disclosure Schedule or as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) COVID-19 Measures), neither Ceres nor a Ceres Merger Sub shall, between the date of this Agreement and the Company Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent, except to the extent that any such other standard is set forth, shall not be unreasonably conditioned, withheld or delayed (and in any event, such consent shall be deemed given if the Company has not affirmatively denied consent in writing within three (3) days of Ceres requesting consent):

(a)           amend or otherwise change the Ceres Articles or the Ceres Merger Sub Organizational Documents or form any subsidiary of Ceres or the Ceres Merger Subs;

(b)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Escrow Fund that are required pursuant to the Ceres Articles;

(c)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Ceres Shares or Ceres Warrants except for redemptions from the Escrow Fund that are required pursuant to the Ceres Articles;

(d)           issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Ceres or a Ceres Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Ceres or a Ceres Merger Sub, except in connection with the Subscription Agreements;

(e)           acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f)            incur any material indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Ceres, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice;

(g)           except for restatement to GAAP in connection with filing of the Registration Statement or the Prospectus, as may be required, make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP, IFRS or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h)           except in the ordinary course of business consistent with past practice, make any material tax election, amend a material Tax Return or settle or compromise any material United States federal, state, local or non-United States tax liability, in each case, that would reasonably be expected to have an adverse and material impact on Ceres;

(i)            liquidate, dissolve, reorganize or otherwise wind up the business and operations of Ceres or a Ceres Merger Sub;

(j)            amend the Escrow Agreement or any other agreement related to the Escrow Account;

(k)           other than as set forth on Section 6.02(k) of the Ceres Disclosure Schedule, enter into, renew or amend in any material respect any transaction, agreement arrangement or understanding with any (i) present or former executive officer or director of Ceres or a Ceres Merger Sub, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of the capital stock or equity interests of Ceres, or (iii) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing;

(l)            enter into any Subscription Agreement or similar agreement with an investor with respect to the purchase of any shares of Ceres, the Ceres Merger Subs, the Company or any Company Subsidiary (the “Subscription Securities”) for an effective purchase price to Ceres of less than $10.00 dollars per share of Ceres Delaware Shares (and, for purposes of this clause (l), the Company’s prior written consent may be granted or withheld in the Company’s sole discretion and such consent shall be deemed denied until such time as the Company shall have affirmatively granted such consent in writing); or

(m)          enter into any Subscription Agreement or similar agreement with an investor with respect to the purchase of any Subscription Securities for an aggregate effective purchase price to Ceres that equal to or more than $10.00 dollars per share of Ceres Delaware Shares; provided, that no consent of the Company shall be required under this subsection (m) if total funds to be received from the issuance under all Subscription Agreements of Subscription Securities, including any Subscription Agreement or similar agreement proposed to be entered into pursuant to this subsection (m), is three hundred million dollars ($300,000,000) or less; or

(n)           enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Section 6.03        Claims Against Escrow Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Company Merger Effective Time have, any claim to, or make any claim against, the Escrow Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and Ceres on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Escrow Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against Ceres, a Ceres Merger Sub or any other person (a) for legal relief against monies or other assets of Ceres or a Ceres Merger Sub held outside of the Escrow Account or for specific performance or other equitable relief in connection with the Transactions or (b) for damages for breach of this Agreement against Ceres (or any successor entity) or a Ceres Merger Sub in the event this Agreement is terminated for any reason and Ceres consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Escrow Fund in violation of the foregoing, Ceres shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action.

Section 6.04        Ceres On-Going Reporting Obligations. From the date hereof through the Company Merger Effective Time: (a) Ceres shall, in all material respects, comply with all applicable Law; (b) Ceres shall complete, in all material respects, all filings required by the Ceres Securities Laws; and (c) Ceres shall, other than as provided in this Agreement, ensure that all filings, including all filings made by Ceres on SEDAR (or any similar filing system), will not contain any Misrepresentation.

Article VII.

ADDITIONAL AGREEMENTS

Section 7.01        The Canadian Prospectus.

(a)           Ceres shall, in consultation with the Company and its advisors, as promptly as reasonably practicable, after the delivery of the required IFRS (or, to the extent permitted by applicable Ceres Securities Laws, GAAP, provided that if GAAP is used the audited financial statements are audited in accordance with the auditing standards of the PCAOB for public companies) audited financial statements for the Transaction, prepare and file the non-offering preliminary Prospectus, and subsequently and timely file the final Prospectus, with the NEO Exchange and the Ceres Securities Authorities, with the Ontario Securities Commission as the principal regulator, in accordance with the NEO Exchange “Listing Manual” (as pertains to special purpose acquisition corporations), as the same was varied by the NEO Exchange, as reflected in the Final IPO Prospectus. The Company shall provide such assistance as may be reasonably required in connection with the preparation of the Prospectus, and Ceres agrees that all information relating to the Company in the Prospectus shall be in form and content reasonably satisfactory to the Company.

(b)           The Company shall provide Ceres and its auditors access to and the opportunity to review all financial statements and financial information of the Company that is required in connection with the preparation of the Prospectus;

(c)           The Company hereby: (i) consents to the inclusion of any such financial statements in the Prospectus to the extent required to be included therein, and (ii) agrees to provide appropriate signatures where required and to obtain any necessary consents from any of its auditors and any other advisors to the use of any required financial or other expert information required to be included in the Prospectus. The Company further agrees to provide its commercially reasonable assistance in connection with any pre-filing or exemptive relief application in respect of disclosure in the Prospectus and in connection with the preparation of any pro-forma financial statements for inclusion in the Prospectus.

(d)           The parties will cooperate with one another in connection with the preparation and filing of the Prospectus and will use their commercially reasonable efforts to obtain approval of the NEO Exchange and a receipt for Ceres’s final Prospectus from the Ceres Securities Authorities, including providing or submitting on a timely basis all documentation and information that is reasonably required or advisable in connection with obtaining such approvals, it being acknowledged that the primary responsibility of obtaining such approvals rests with Ceres.

(e)           At the time of the filing of each of the preliminary and final Prospectus: (i) the Company covenants that all information and statements contained in such Prospectus related solely to the Company will be at the date of filing thereof, true and correct in all material respects, contain no Misrepresentation and constitute full, true and plain disclosure; and (ii) Ceres covenants that any such Prospectus will comply in all material respects with applicable Law and all information and statements contained in such Prospectus related to Ceres and the Ceres Merger Subs shall be at the date of filing thereof, true and correct in all material respects, contain no Misrepresentation and constitute full, true and plain disclosure. The parties shall jointly seek to ensure that the Prospectus complies in all material respects with the applicable Law, does not contain any Misrepresentation (except that Ceres shall not be responsible for any information or financial statements relating to the Company, and, for greater certainty, the Company shall not be responsible for any information or financial statements not relating to it or for any forward looking information regarding it that was not approved by the Company in writing for inclusion in the Prospectus), and is in a form satisfactory to the NEO Exchange and to the Ceres Securities Authorities in order to obtain a receipt by the Ceres Securities Authorities in respect thereof.

(f)            Ceres shall give the Company and its auditors and legal counsel a reasonable opportunity to review and comment on drafts of the Prospectus and other related documents and shall give reasonable consideration to any comments made by the Company and its auditors and legal counsel, and will, subject to obtaining the NEO Exchange and the Ceres Securities Authorities clearance, cause the Prospectus to be filed on SEDAR (and sent to each Ceres Shareholder) as required by applicable Law.

Section 7.02        U.S. Registration Statement.

(a)           As promptly as practicable after the execution of this Agreement and delivery of the PCAOB Financial Statements, Ceres shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in preliminary form in connection with the registration under the Securities Act of the shares of Ceres Delaware Shares (i) to be held by the stockholders of Ceres Delaware immediately following the Domestication Effective Time and prior to the Company Merger Effective Time, (ii) to be issued to the holders of Company Capital Stock in connection with the Company Merger and (iii) to be issued to the holders of Subscription Merger Sub Non-Voting Stock in connection with the Subscription Merger. Ceres and the Company each shall use their reasonable best efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filings and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, Ceres shall take all or any action required under any applicable U.S. federal or state securities laws in connection with the issuance of shares of Ceres Delaware Shares, in each case to be issued or issuable pursuant to this Agreement. Each of Ceres and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement.

(b)           No filing of, or amendment or supplement to the Registration Statement will be made by Ceres or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). Ceres and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Ceres Delaware Shares to be issued or issuable pursuant to this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Ceres and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(c)           Ceres represents that the information supplied by Ceres for inclusion in the Registration Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the Domestication Effective Time, (iii) the Company Merger Effective Time and (iv) the Subscription Merger Effective Time, contain any Misrepresentation. If, at any time prior to the Domestication Effective Time, the Company Merger Effective Time or the Subscription Merger Effective Time, any event or circumstance relating to Ceres or a Ceres Merger Sub, or their respective officers or directors, should be discovered by Ceres or a Ceres Merger Sub which should be set forth in an amendment or a supplement to the Registration Statement, Ceres shall promptly inform the Company. All documents that Ceres is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(d)           The Company represents that the information supplied by the Company for inclusion in the Registration Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the Domestication Effective Time, (iii) the Company Merger Effective Time and (iv) the Subscription Merger Effective Time, contain any Misrepresentation. If, at any time prior to the Domestication Effective Time, the Company Merger Effective Time or the Subscription Merger Effective Time, any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement, the Company shall promptly inform Ceres. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

Section 7.03        The Ceres Circular.

(a)           Ceres shall, as promptly as reasonably practicable after receiving a receipt for the final Prospectus, prepare and complete, in consultation with the Company, the Ceres Circular together with any other documents required by applicable Law in connection with the Ceres Shareholder Meeting, the Transactions, and Ceres shall, subject to obtaining the NEO Exchange approval and receipts for its final Prospectus from the Ceres Securities Authorities, cause the Ceres Circular and such other documents to be filed with the Ceres Securities Authorities and sent to each Ceres Shareholder, Ceres Warrantholder (if applicable) and other person as required by applicable Law.

(b)           Ceres shall ensure that the Ceres Circular complies in all material respects with applicable Law, does not contain any Misrepresentation (except that Ceres shall not be responsible for any information relating to the Company, or its business and affairs that is contained in the Ceres Circular) and provides the Ceres Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Ceres Shareholder Meeting. Without limiting the generality of the foregoing, the Ceres Circular will include the Ceres Resolution and will include a statement that the Sponsor and each director and senior officer of Ceres shall vote all their Ceres Shares in favor of the Ceres Resolution, and against any resolution submitted by any Ceres Shareholder that is inconsistent therewith, and will not be redeeming any of their Ceres Shares.

(c)           Ceres shall give the Company and its auditors and legal counsel a reasonable opportunity to review and comment on drafts of the Ceres Circular and other related documents and shall give reasonable consideration to any comments made by the Company and its auditors and their counsel and agrees that all information relating to the Company included in the Ceres Circular shall be in a form and content reasonably satisfactory to the Company. The Ceres Circular shall not include any information in respect of the Company or its stockholders without the Company’s prior written consent.

(d)           The Company shall provide to Ceres in writing all necessary information concerning the Company that is required by applicable Law to be included by Ceres in the Ceres Circular or other related documents (as advised by Ceres), use reasonable commercial efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Ceres Circular and to the identification in the Ceres Circular of each such advisor, and will ensure that such information does not contain any Misrepresentation concerning the Company.

(e)           Each party will promptly notify the other party if it becomes aware that the Ceres Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The parties will cooperate in the preparation of any such amendment or supplement as required or appropriate, and Ceres shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Ceres Shareholders and, if required by applicable Law, file the same with the Ceres Securities Authorities or any other Governmental Authority as required by applicable Law.

Section 7.04        The Ceres Shareholder Meeting. Upon the terms and subject to the conditions of this Agreement, Ceres shall:

(a)           promptly upon obtaining clearance from the NEO Exchange and the Ceres Securities Authorities convene and conduct the Ceres Shareholder Meeting in accordance with the Ceres Articles and applicable Law for the purpose of considering the Ceres Resolution and for any other proper purpose as may be set out in the Ceres Circular, including changing the name of Ceres, approving an advance notice bylaw, the Domestication, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Ceres Shareholder Meeting without the prior written consent of the Company, except in the case of an adjournment or postponement as required for quorum purposes;

(b)           solicit proxies in favor of the approval of the Ceres Resolution and against any resolution submitted by any Ceres Shareholder that is inconsistent with the Ceres Resolution;

(c)           consult with the Company in fixing the date of the Ceres Shareholder Meeting and the record date, give notice to the Company of the Ceres Shareholder Meeting and allow Company’s Representatives to attend the Ceres Shareholder Meeting;

(d)           promptly advise the Company at such times as the Company may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Ceres Shareholder Meeting, as to the aggregate tally of the proxies received by Ceres in respect of the Ceres Resolution and aggregate notices of redemption of the Ceres Class A Shares; and

(e)           not change the record date for the Ceres Shareholders entitled to vote at the Ceres Shareholder Meeting in connection with any adjournment or postponement of the Ceres Shareholder Meeting or change any other matters in connection with the Ceres Shareholder Meeting unless required by applicable Law.

Section 7.05        Merger Sub Stockholder Approval. Promptly following the execution of this Agreement, Ceres shall approve and adopt this Agreement and approve the Company Merger and the other Transactions, as the sole stockholder of Merger Sub.

Section 7.06       Company Stockholder Consent. As promptly as practicable after the Registration Statement is declared effective by the SEC, the Company shall submit the adoption of this Agreement, the Company Merger and the Company Charter Amendment to the stockholders of the Company for the purpose of obtaining Company Requisite Approval by consent in lieu of a meeting of the Company’s stockholders. Promptly after receipt of the Company Requisite Approval and no later than ten (10) days after the Company Merger Effective Time, the Surviving Corporation shall, if required by applicable Law, deliver to former holders of Company Capital Stock who have not consented, a notice setting forth all information required to be provided (a) in order to constitute notice of the taking of corporate action by consent in lieu of a meeting pursuant to Section 228 of the DGCL and (b) in order to constitute notice of appraisal rights pursuant to Section 262 of the DGCL.

Section 7.07        Access to Information; Confidentiality.

(a)           From the date of this Agreement until the Company Merger Effective Time or the earlier termination of this Agreement, the Company and Ceres shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access during normal business hours and upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof, provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company without the prior written consent of the Company; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor Ceres shall be required to provide access to or disclose information where the access or disclosure would (x) be inconsistent or conflict with confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or Ceres by third parties that may be in the Company’s or Ceres’ possession from time to time, (y) jeopardize the protection of attorney-client, work product or similar privilege or protection or (z) contravene applicable Law (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such inconsistency, conflict, jeopardy or contravention).

(b)           All information obtained by the parties pursuant to this Section 7.07 shall be kept confidential in accordance with the Mutual Nondisclosure Agreement, dated November 10, 2020 (the “Confidentiality Agreement”), entered into between the Company and Ceres Group Holdings, LLC.

(c)           Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

Section 7.08        Company Solicitation; Change in Recommendation.

(a)           From and after the date hereof until the Company Merger Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, the Company shall not and shall direct its Representatives not to, (i) initiate, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that could reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal (each, a “Company Acquisition Agreement”) or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Company shall and shall instruct its Representatives, to immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) in connection with a Company Acquisition Proposal, and the Company acknowledges that any action taken by it or any of its Representatives inconsistent with the restrictions set forth in this Section 7.08(a), whether or not such Representative is purporting to act on the Company’s behalf, shall be deemed to constitute a breach of this Section 7.08(a) by the Company. The Company also agrees that it will promptly request each person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date hereof.

(b)           Notwithstanding the first sentence of Section 7.08(a), prior to the receipt of the Company Requisite Approval, the Company Board, directly or indirectly through any Representative, may, subject to Section 7.08(c), (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Company Acquisition Proposal in writing that the Company Board reasonably believes in good faith, after consultation with outside legal counsel and an independent financial advisor, constitutes or would reasonably be expected to result in a Company Superior Proposal, and (ii) thereafter furnish to such third party non-public information relating to the Company pursuant to an executed Acceptable Confidentiality Agreement (a copy of which shall be promptly (in all events within twenty-four (24) hours) provided to Ceres); provided, that the Company shall promptly provide to Ceres any material non-public information that is provided to any such person which has not previously been provided to Ceres.

(c)           The Company shall notify Ceres promptly (but in no event later than twenty-four (24) hours) after receipt by the Company or its Representatives of any Company Acquisition Proposal, any inquiry that is or could reasonably be expected to lead to a Company Acquisition Proposal or any request for non-public information relating to the Company or for access to the business, properties, assets, personnel, books or records of the Company by any third party, in each case after the date hereof and in connection with such third party’s consideration of acquiring the Company. In such notice, the Company shall identify the third party making any such Company Acquisition Proposal, indication or request and provide the details of the material terms and conditions of any such Company Acquisition Proposal, indication or request and copies of all related documents and correspondence. The Company shall keep Ceres informed, on a current and prompt basis, of the status and material terms of any such Company Acquisition Proposal, indication or request, including the material terms and conditions thereof any material amendments or proposed amendments. The Company shall promptly provide Ceres copies of any nonpublic information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any third party in connection with such third party’s consideration of acquiring the Company to the extent such information has not been previously provided to Ceres. Notwithstanding the foregoing, (i) Ceres hereby acknowledges that prior to December 28, 2020, the Company has provided information related to the Company and has afforded access to, and engaged in discussions with, other persons in connection with a proposed Company Acquisition Proposal and that such information, access and discussions could reasonably enable another person to form a basis for a Company Acquisition Proposal without any breach by the Company of this Section 7.08 and (ii) the Company may inform any person making an unsolicited proposal regarding a Company Acquisition Proposal of the terms of this Section 7.08.

(d)           Except as set forth in this Section 7.08(d) and Section 7.08(e), neither the Company Board nor any committee thereof shall (i)(A) fail to make, change, withdraw, withhold, amend, modify or qualify, or publicly propose to make, change, withdraw, withhold, amend, modify or qualify, in a manner adverse to Ceres, the Company Board recommendation, or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the stockholders of the Company any Company Acquisition Proposal or Company Superior Proposal, (ii) make any public statement inconsistent with the Company Board recommendation, (iii) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”), or (iv) authorize, cause or permit the Company or any its Representatives to enter into any Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Company Requisite Approval, but not after, the Company Board may make a Company Adverse Recommendation Change or cause the Company to enter into a Company Acquisition Agreement with respect to a Company Acquisition Proposal only if the Company Board has reasonably determined in good faith, after consultation with its outside financial advisor and legal counsel, that (i) the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (ii) that such Company Acquisition Proposal constitutes a Company Superior Proposal; provided, however, that prior to taking such action, (A) the Company promptly notifies Ceres, in writing, at least four (4) Business Days (the “Company Notice Period”) before making a Company Adverse Recommendation Change or entering into a Company Acquisition Agreement, of its intention to take such action with respect to a Company Superior Proposal, which notice shall (1) state expressly that the Company has received a Company Acquisition Proposal that the Company Board intends to declare a Company Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement, and (2) include a copy of the most current version of the proposed agreement relating to such Company Superior Proposal (which version shall be updated on a prompt basis), and a description of any financing commitments relating thereto; (B) the Company shall and shall instruct its Representatives to, during the Company Notice Period, negotiate with Ceres in good faith in respect of adjustments in the terms and conditions of this Agreement such that such Company Acquisition Proposal would cease to constitute a Company Superior Proposal, if Ceres, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Company Notice Period, there is any material revision to the terms of a Company Superior Proposal, including, any revision in price, the Company Notice Period shall be extended, if applicable, to ensure that at least four (4) Business Days remains in the Company Notice Period subsequent to the time the Company notifies Ceres of any such material revision (it being understood that there may be multiple extensions)); and (C) following the end of such Company Notice Period (as extended pursuant to the preceding clause (B)) the Company Board determines in good faith, after consulting with outside financial advisor and legal counsel, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal after taking into account any adjustments made by Ceres during the Company Notice Period in the terms and conditions of this Agreement; and provided, further, that the Company shall have complied with its obligations under this Section 7.08(d) and, if the Company Board shall terminate this Agreement pursuant to Section 9.01(i) to enter into a Company Acquisition Agreement, the Company shall concurrently pay to Ceres the Termination Fee due under Section 9.03.

Section 7.09        Employee Benefits Matters.

(a)           Ceres Delaware shall, or shall cause the Surviving Corporation and each of its subsidiaries, as applicable, to provide the employees of the Company who remain employed immediately after the Closing (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries (including, without limitation, any employee benefit plan as defined in Section 3(3) of ERISA and any vacation or other paid time-off program or policy) for service accrued or deemed accrued prior to the Company Merger Effective Time with the Company; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Ceres Delaware shall use reasonable best efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by the Surviving Corporation or any of its subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, Surviving Corporation will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing.

(b)           Ceres Delaware shall, or shall cause the Surviving Corporation to, assume, honor and fulfill all of the Plans in accordance with their terms as in effect immediately prior to the Closing Date, as such Plans may be modified or terminated from time to time in accordance with their terms or with the consent of the applicant participant(s) therein.

(c)           The parties shall cooperate to establish an equity incentive plan for service providers of Ceres Delaware and its subsidiaries (the “Ceres Plan”) to be effective as of the Company Merger Effective Time, which shall provide for an aggregate share reserve thereunder (the “Post-Closing Equity Pool”), equal to ten percent (10%) of the issued and outstanding shares of common stock of Ceres Delaware immediately following Closing on a fully-diluted and as-converted basis, plus the number the shares of common stock of Ceres Delaware subject to any Exchanged Options and Exchanged RSUs provided for under this Agreement. Any shares of Ceres Delaware Shares granted under the Ceres Plan that are forfeited following grant shall be added back to the Post-Closing Equity Pool.

(d)           The parties shall cooperate to establish an additional equity incentive plan for service providers of Ceres Delaware and its subsidiaries (the “Super Performance Equity Plan”) to be effective as of the Company Merger Effective Time, which shall, subject to the vesting condition set forth in this Section 7.09(d), provide for an aggregate share reserve thereunder, equal to ten percent (10%) of the issued and outstanding immediately following Closing on a fully-diluted and as-converted basis. The shares of Ceres Delaware Shares granted under the Super Performance Equity Plan will vest upon the date which the ninety (90) trading day volume weighted average price per share of Ceres Delaware Class A Shares on the NEO Exchange as reported by Bloomberg Financial L.P. using the AQR function equals or exceeds fifty dollars ($50.00) for any ten (10) trading days within any consecutive fifteen (15) trading-day period commencing after Closing.

(e)           The provisions of this Section 7.09 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan of the Company or shall require the Company, Ceres, the Surviving Corporation and each of its subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

Section 7.10        Directors’ and Officers’ Indemnification; D&O Tail.

(a)           The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement of directors, officers, employees or agents than are set forth in the bylaws of the Company as in effect immediately prior to the Company Merger Effective Time, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Company Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Company Merger Effective Time, were directors, officers, employees or agents covered thereby.

(b)           The Surviving Corporation shall purchase (which shall be paid for in full by the Ceres) and have in place at the Closing a “tail” or “runoff” policy (the “D&O Tails”) providing directors’ and officers’ liability insurance coverage for the benefit of those individuals who are covered by the directors’ and officers’ liability insurance policies maintained by each of Ceres and the Company as of immediately prior to the Company Merger Effective Time with respect to matters occurring prior to the Company Merger Effective Time. The D&O Tails shall provide for terms with respect to coverage, deductibles and amounts that are no less favorable than those of the policies in effect immediately prior to the Company Merger Effective Time for the benefit of Ceres’s directors and officers and the Company’s directors and officers, as the case may be, and shall remain in effect for the six-year period following the Company Merger Effective Time.

(c)           From and after the Closing Date, Ceres Delaware shall indemnify and hold harmless each present and former director and officer (and, in the case of Ceres, each promoter required to bear statutory or contractual liability under or in connection with any Ceres prospectus) of Ceres and the Company against any judgements, penalties and fines awarded or imposed in, and all amounts paid in settlement of, any proceeding arising out of or pertaining to matters existing or occurring at or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent that Ceres or the Company, as applicable, would have been permitted under applicable Law and its Articles or certificate of incorporation and bylaws, as applicable, to indemnify such person and Ceres Delaware shall honour all rights to indemnification or exculpation now existing in favour of such person, and acknowledges that such rights shall continue in full force and effect in accordance with their terms for a period of not less six years following the Closing Date.

Section 7.11        Notification of Certain Matters. The Company shall give prompt notice to Ceres, and Ceres shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

Section 7.12        Further Action; Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, (i) using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities necessary for the consummation of the Transactions and to fulfill the conditions to the Transactions and (ii) Ceres shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable to obtain all consents, approvals, and authorizations with parties to material contracts with the Company. In case, at any time after the last to occur of the Domestication Effective Time, the Company Merger Effective Time and the Subscription Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such lawful action.

(b)           Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the fullest extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. Notwithstanding the foregoing no party shall be required to exchange information or provide copies where such action would jeopardize the protection of attorney-client, work product or similar privilege or protection. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

Section 7.13       Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Ceres and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the NEO Exchange Rules, each of Ceres and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement the Ancillary Agreements, the Mergers or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed) provided, however, that each party may make any such announcement or other communication (a) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing party shall, to the fullest extent permitted by applicable Law, first allow the other party to review such announcement or communication and the opportunity to comment thereon and the disclosing party shall consider such comments in good faith, (b) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 7.13, and (c) to Governmental Authorities in connection with any consents required to be made under this Agreement or in connection with the Transactions. Furthermore, nothing contained in this Section 7.13 shall prevent Ceres or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors.

Section 7.14        Tax Matters. Ceres and the Company intend that, for United States federal income Tax purposes, the Domestication will be treated as a reorganization described in Section 368(a)(1)(F) of the Code, and the Company Merger is intended to qualify as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code to which each of Ceres and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”). None of the Company or Ceres knows of any fact or circumstance, or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the either the Company Merger or the Domestication to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations. The parties will (i) file and retain such information as will be required under Section 1.368-3 of the Treasury Regulations. The Domestication and the Company Merger shall be reported by the parties for all Tax purposes in accordance with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Intended Tax Treatment of each of the Domestication and the Company Merger as a “reorganization” within the meaning of Section 368(a) of the Code, including providing factual support letters. Each of the parties agrees to use its respective commercially reasonable efforts to promptly notify the other parties of any challenge to the Intended Tax Treatment by any Governmental Authority. After the Domestication, Ceres will cease to be treated as a resident of Canada for purposes of the Tax Act and shall thereafter be treated as a domestic corporation for United States federal income tax purposes.

(b)         Following the Closing, any Transfer Taxes incurred in connection with the Transactions shall be paid and borne by Ceres.

Section 7.15       Stock Exchange Listing. The parties shall use their reasonable best efforts to cause the Ceres Delaware Class A Shares issued in connection with the Transactions to be approved for listing on the NEO Exchange at Closing. During the period from the date hereof until the Closing, Ceres shall use its reasonable best efforts to keep the Ceres Class A Shares and Ceres Warrants listed for trading on the NEO Exchange. The Company will comply with numbered paragraphs 1, 2 and 3 of the NEO Exchange “Guidance Regarding Companies with Marijuana-Related Activities established and/or with assets in the US seeking to list securities on the NEO Exchange,” dated July 11, 2018, a copy of which is attached as Exhibit C.

Section 7.16        Antitrust.

(a)           To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act and the Competition Act (“Antitrust Laws”), each party hereto agrees to promptly (and in connection with the any required filings under the HSR Act or Competition Act, as applicable, no later than ten (10) Business Days after the date of this Agreement) make any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act or the Competition Act, as applicable.

(b)           Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c)           No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 7.17       Exclusivity. From and after the date hereof until the Company Merger Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, Ceres shall not take, nor shall it permit any of its affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than the Company, its stockholders and/or any of their affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination transaction (a “Business Combination Proposal”). Ceres shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 7.18       Escrow Account. As of the Domestication Effective Time, the obligations of Ceres to dissolve or liquidate within a specified time period as contained in the Ceres Articles will be terminated and Ceres shall have no obligation whatsoever to dissolve and liquidate the assets of Ceres by reason of the consummation of the Company Merger or otherwise, and no shareholder of Ceres shall be entitled to receive any amount from the Escrow Account. At least forty eight (48) hours prior to the Closing Date, Ceres shall provide notice to the Escrow Agent in accordance with the Escrow Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Escrow Agent pursuant to the Escrow Agreement and cause the Escrow Agent prior to the Closing Date to, and the Escrow Agent shall thereupon be obligated to, transfer all funds held in the Escrow Account to Ceres (to be held as available cash on the balance sheet of Ceres, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Escrow Account and the Escrow Agreement to terminate.

Section 7.19        Financials Statements.

(a)           The Company shall deliver true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020 and December 31, 2019, and the related consolidated statements of income, stockholders equity and cash flows of the Company and the Company Subsidiaries for the periods ended December 31, 2020, December 31, 2019 and December 31, 2018, in accordance with IFRS (or, to the extent permitted by applicable Securities Laws, GAAP, provided that if GAAP is used the audited financial statements are audited in accordance with the auditing standards of the PCAOB for public companies) each audited, in accordance with the applicable auditing standards.

(b)           Ceres shall deliver true and complete copies of the audited consolidated balance sheet of Ceres as of December 31, 2020, the reviewed pro forma consolidated balance sheet of Ceres and its subsidiaries as of December 31, 2020, and the related audited or unaudited, as applicable, consolidated statements of income and cash flows of Ceres and Ceres and its subsidiaries on a pro forma basis for such period, each audited or reviewed, as applicable, in accordance with IFRS (or, to the extent permitted by applicable Securities Laws, GAAP, provided that if GAAP is used the audited financial statements are audited in accordance with the auditing standards of the PCAOB for public companies).

Section 7.20       Section 16 Matters. Prior to the Company Merger Effective Time, Ceres shall use reasonable best efforts (to the fullest extent permitted under applicable Law) to cause any acquisition or disposition of the Ceres Class A Shares that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Ceres to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such.

Section 7.21        Additional Documents. Prior to the Company Merger Effective Time, Ceres and the Company hereby agree to negotiate in good faith to finalize upon mutually agreeable terms the (i) Ceres Warrant Amendment, (ii) the Ceres Bylaws and (iii) the Certificate of Incorporation of Ceres.

Article VIII.

CONDITIONS TO THE MERGER

Section 8.01        Conditions to the Obligations of Each Party. The obligations of the Company, Ceres and the Ceres Merger Subs to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)           Company Requisite Approval. The Company Requisite Approval shall have been obtained.

(b)           Ceres Requisite Approval. The Ceres Requisite Approval shall have been obtained in accordance with the Ceres Circular, the Ceres Articles and the NEO Exchange Rules and the Ceres Securities Authorities.

(c)           No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(d)           Antitrust Approvals and Waiting Periods. All required filings under the HSR Act and the Competition Act, as applicable, shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act and the Competition Act, as applicable shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

(e)           Cannabis Regulatory Approvals. All consents, approvals and authorizations set forth on Section 8.01(e) of the Company Disclosure Schedule shall have been obtained from all Governmental Authorities.

(f)            Consents. All consents, approvals and authorizations set forth on Section 8.01(f) of the Company Disclosure Schedule shall have been obtained from all Governmental Authorities.

(g)           Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(h)           Prospectus. The issuance of a final receipt for the Prospectus by the Ontario Securities Commission on behalf of each of the Ceres Securities Authorities.

(i)            Stock Exchange Listing. The Ceres Delaware Shares to be issued or issuable pursuant to this Agreement shall have been approved as eligible for listing on the NEO Exchange, subject only to official notice of issuance thereof.

(j)            Approval of Registrar. All consents, approvals and authorizations in respect of the Domestication, including the approval of the Registrar of Companies under the BCBCA, shall have been obtained from and made with all Governmental Authorities.

Section 8.02        Conditions to the Obligations of Ceres and the Ceres Merger Subs. The obligations of Ceres and the Ceres Merger Subs to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)           Representations and Warranties. The representations and warranties of the Company contained in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.04 (Authority Relative to this Agreement), Section 4.07(c) (Absence of Certain Changes or Events) and Section 4.21 (Brokers) shall each be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.03 (Capitalization), shall each be true and correct in all respects other than immaterial inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b)           Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Company Merger Effective Time.

(c)           Officer Certificate. The Company shall have delivered to Ceres a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), and Section 8.02(b).

(d)           Resignation. Other than the individual who the parties shall have identified as a continuing director of the Company, all members of the Company Board shall have executed written resignations effective as of the Company Merger Effective Time.

(e)           Registration Rights and Lock-Up Agreement. All parties to the Registration Rights and Lock-Up Agreements (other than Ceres and the holders of equity securities of Ceres prior to the Closing contemplated to be party thereto) shall have delivered, or cause to be delivered, to Ceres a copy of the Registration Rights and Lock-Up Agreements duly executed by all such parties.

(f)            Payment Spreadsheet. The Company shall have delivered to Ceres the Payment Spreadsheet in accordance with Section 3.01(a).

(g)           No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect will have occurred and be continuing.

(h)           Cannabis Regulatory Opinion. The Company will have delivered to the NEO Exchange one or more legal opinions from counsel for the Company, in a form satisfactory to the NEO Exchange, regarding the Company’s compliance with applicable State and local Cannabis Laws.

(i)            Charter Amendment. The Company Charter Amendment shall have been adopted by the Company and remain in full force and effect as of the Closing.

(j)            NETA Seller Note Refinancing.  The Company shall have refinanced, on commercially reasonable terms (satisfactory to the Company in its sole discretion) that shall provide for at least a two (2) year maturity, those certain secured promissory notes, in an aggregate principal amount of $150,000,000 to Howard J. Kessler, Aegis MA, LLC and Vered Management Services, Inc.

Section 8.03        Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Company Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)           Representations and Warranties. The representations and warranties of Ceres and the Ceres Merger Subs contained in Section 5.01 (Corporation Organization), Section 5.04 (Authority Relative to This Agreement), Section 5.08(b) (Absence of Certain Changes or Events), Section 5.13 (Ceres Escrow Fund) and Section 5.12 (Brokers) shall each be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of Ceres and the Ceres Merger Subs contained in Section 5.03 (Capitalization) shall each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of Ceres and the Ceres Merger Subs contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Ceres Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in an Ceres Material Adverse Effect.

(b)           Agreements and Covenants. Ceres and the Ceres Merger Subs shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Company Merger Effective Time.

(c)           Officer Certificate. Ceres shall have delivered to the Company a certificate, dated the date of the Closing, signed by the Chief Executive Officer of Ceres, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

(d)           Registration Rights and Lock-Up Agreement. Ceres and the holders of equity securities of Ceres prior to the Closing contemplated to be party thereto shall have delivered a copy of the Registration Rights and Lock-Up Agreements duly executed by Ceres.

(e)           Resignations. Other than those individuals identified as the initial members of the Ceres Delaware board of directors on Exhibit B, all members of the Ceres Board shall have executed and delivered written resignations effective as of immediately prior to the Company Merger Effective Time. Other than those individuals identified as the initial officers of the Ceres Delaware board of directors on Exhibit B, all officers of Ceres shall have executed and delivered written resignations effective as of immediately prior to the Company Merger Effective Time.

(f)            Acknowledgement Regarding No Minimum Cash Requirement at Ceres. Each of the parties hereto hereby acknowledges that there shall be no requirement as a condition to the Closing that there be any minimum amount of the PIPE raised or that Ceres hold any minimum amount of cash at the Closing.

Article IX.

TERMINATION, AMENDMENT AND WAIVER

Section 9.01        Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Company Merger Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or Ceres, as follows:

(a)           by mutual written consent of Ceres and the Company; or

(b)           by either Ceres or the Company if the Company Merger Effective Time shall not have occurred prior to September 30, 2021 (the “Outside Date”); provided, however that if (A) Closing shall not occur because of the conditions to Closing set forth in Section 8.01(e) remaining unsatisfied or being unable to be lawfully waived and (B) all other conditions to the respective obligations of the parties hereto to close hereunder that are capable of being fulfilled by the Outside Date shall have been so fulfilled or lawfully waived, then the Outside Date shall be automatically extended to the earlier of (i) the fifth Business Day following the date on which the condition set forth in Section 8.01(e) shall be satisfied or (ii) December 31, 2021; provided, further, that if the Company Merger Effective Time has not occurred on or prior to October 31, 2021, Ceres shall be permitted to enter into a non-binding letter of intent with one or more parties regarding a Business Combination Proposal so long as such non-binding letter of intent (x) is not reasonably likely to delay, impede or frustrate the occurrence of the Company Merger Effective Time, (y) contains binding provisions that shall provide for the release by such party of Ceres, the Company and their respective affiliates in respect of the Transactions and (z) a covenant not to initiate an Action against Ceres, the Company and their respective affiliates in respect of the Transactions; provided, further, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date; or

(c)           by either Ceres or the Company if any Governmental Authority in the United States or Canada shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Mergers; or

(d)           by either Ceres or the Company if the Ceres Requisite Approval is not obtained at the Ceres’ Shareholder Meeting or any adjournment thereof;

(e)           by either Company or Ceres if the Company Requisite Approval has not been obtained by the time of the Ceres Shareholder Meeting or any adjournment thereof; or

(f)            by Ceres upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that Ceres has not waived such Terminating Company Breach and Ceres and the Ceres Merger Subs are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided  further that, if such Terminating Company Breach is curable by the Company, Ceres may not terminate this Agreement under this Section 9.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Ceres to the Company; or

(g)           by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Ceres and the Ceres Merger Subs set forth in this Agreement, or if any representation or warranty of Ceres and the Ceres Merger Subs shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating Ceres Breach”); provided that the Company has not waived such Terminating Ceres Breach and the Company is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating Ceres Breach is curable by Ceres and the Ceres Merger Subs, the Company may not terminate this Agreement under this Section 9.01(g) for so long as Ceres and the Ceres Merger Subs continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Ceres;

(h)           by Ceres if the Company Board or a committee thereof, prior to obtaining the Company Requisite Approval, shall have made a Company Adverse Recommendation Change; or

(i)            by the Company, at any time prior to receipt of the Company Requisite Approval, in connection with entering into a Company Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 7.08(d); provided, that prior to or concurrently with such termination the Company pays the Termination Fee due under Section 9.03.

Section 9.02        Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall, to the fullest extent permitted by applicable Law, forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 9.02, Section 9.03, Article X, and any corresponding definitions set forth in Article I, or in the case of termination pursuant to Section 9.01(f), Section 9.01(g) or Section 9.01(h).

Section 9.03        Termination Fee.

(a)          In the event that:

(i)           (A) this Agreement is terminated by the Company or Ceres pursuant to Section 9.01(b) or by Ceres pursuant to Section 9.01(e) or Section 9.01(f); (B) a bona fide Company Acquisition Proposal shall have been made, proposed or otherwise communicated to the Company in writing after the date of this Agreement but before the date of such termination,; and (C) within twelve (12) months of the date this Agreement is terminated, the Company shall enter into a definitive agreement with respect to such Company Acquisition Proposal; provided, that for purposes of clauses (B) and (C) of this Section 9.03(a)(i), in the definition of Company Acquisition Proposal, the references to (x) 20% shall be deemed to be references to 50% and (y) such person or “group” shall include affiliates or other related parties of such person or “group”; or

(ii)          this Agreement is terminated (A) by Ceres pursuant to Section 9.01(h) or (B) by the Company pursuant to Section 9.01(i);

then, in any such event under clause (i) or (ii) of this Section 9.03(a), the Company shall pay, in consideration for Ceres’s disposition of rights under this Agreement, the Termination Fee to Ceres or its designee by wire transfer of same day funds (x) in the case of Section 9.03(a)(ii)(A), within two (2) Business Days after such termination, (y) in the case of Section 9.03(a)(ii)(B), simultaneously or prior to such termination or (z) in the case of Section 9.03(a)(i), upon entry into the definitive agreement with respect to the Company Acquisition Proposal referred to therein; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

As used herein, “Termination Fee” means fifty nine million seven hundred thirty five thousand dollars ($59,735,000).

(b)          The parties acknowledge and agree that the provisions for payment of the Termination Fee are an integral party of the Transactions and are included herein in order to induce the parties to enter into this Agreement. The parties agree (i) that the payment of the Termination Fee shall be deemed to be liquidated damages in full satisfaction of any and all claims under this Agreement and (ii) to the extent the Termination Fee shall be due and payable under this Agreement, the payment of the Termination Fee shall be Ceres’s sole and exclusive remedy (whether at law, contract or otherwise) of Ceres and its affiliates against the Company or any if its affiliates under this Agreement.

Section 9.04       Expenses. Except as set forth in this Section 9.04 or elsewhere in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, including all fees of law firms, commercial banks, investment banks, accountants, public relations firms, experts and consultants, whether or not the Mergers or any other Transaction is consummated; provided  that any SEC or Canadian securities regulatory authority filing fee, any filing fee with the NEO Exchange and/or CDS, any filing fee for the Notification and Report Forms filed under the HSR Act and the Competition Act, any filing fees incurred in connection with seeking and obtaining any and all consents, approvals and authorizations pursuant to Section 8.01(e) and Section 8.01(f) and any other filing fees, shall be borne fifty percent (50%) by the Company, on the one hand, and fifty percent (50%) by Ceres, on the other hand.

Section 9.05       Amendment. This Agreement may be amended in writing by the parties hereto (by their respective boards of directors) at any time prior to the Company Merger Effective Time, so long as no amendment that requires stockholder approval under applicable Law shall be made without the requisite approval of those stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.06        Waiver. At any time prior to the Company Merger Effective Time, (i) Ceres may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of Ceres or a Ceres Merger Sub, (b) waive any inaccuracy in the representations and warranties of Ceres or a Ceres Merger Sub contained herein or in any document delivered by Ceres and/or a Ceres Merger Sub pursuant hereto and (c) waive compliance with any agreement of Ceres or a Ceres Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Article X.

GENERAL PROVISIONS

Section 10.01     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Ceres or a Ceres Merger Sub:

Ceres Acquisition Corp.

1925 Century Park East

Suite 1700

Los Angeles, CA 90067

Attention: [Redacted – Personal Information]

Email: [Redacted – Personal Information]

with a copy to:

Manatt, Phelps & Phillips LLP

695 Town Center Drive, 14th Floor

Costa Mesa, CA 92626

Attention: Thomas J. Poletti, Esq.

Email: tpoletti@manatt.com

and

Stikeman Elliot LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9 Canada

Fax: 416-947-0866

if to the Company:

SH Parent Inc.

55 Ivan Allen Jr Blvd NW, 9th Floor

Atlanta, GA 30308

Attn: [Redacted – Personal Information]

Email: [Redacted – Personal Information]

with a copy to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Attention: Alan I. Annex, Esq.

Email: annexa@gtlaw.com

and:

Greenberg Traurig, LLP

200 Park Avenue

New York, NY 10166

Attention: Michael Helsel

Email: helselm@gtlaw.com

and:

Aird & Berlis LLP

Brookfield Place

181 Bay Street, Suite 1800

Toronto, ON M5M 3S7 Canada

Attention: Sherri Altshuler

Email: saltshuler@airdberlis.com

Section 10.02    Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing, (b) this Article X, (c) any corresponding definitions set forth in Article I and (d) Section 7.10.

Section 10.03    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law (except Federal Cannabis Laws), or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced (except Federal Cannabis Laws), the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04    Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.07(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

Section 10.05    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.10 (which is intended to be for the benefit of the individuals covered thereby and may be enforced by such individuals).

Section 10.06     Governing Law.

(a)           This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State, except to the extent mandatorily governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any action, suit or proceedings arising out of or relating to this Agreement or the Transactions shall, to the fullest extent permitted by applicable Law, be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not available in such court then any such action, suit or proceeding shall be brought in any federal court located in the State of Delaware or any other Delaware state court. To the fullest extent permitted by applicable Law, the parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the Transactions brought by any party hereto, and (b) agree not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than any action, suit or proceeding in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. To the fullest extent permitted by applicable Law, each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. To the fullest extent permitted by applicable Law, each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action, suit or proceeding arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (A) the action, suit or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such action, suit or proceeding is improper, or (C) this Agreement or the Transactions, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.07    Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any action, suit or proceeding directly or indirectly arising out of or relating to this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this agreement and the transactions, as applicable, by and among other things, the mutual waivers, and certifications in this Section 10.07.

Section 10.08     Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.09    Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.10    Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall, to the fullest extent permitted by applicable Law, be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Transactions) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any federal court located in the State of Delaware or any other Delaware State court without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. To the fullest extent permitted by applicable Law, each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

[Signature Page Follows]

IN WITNESS WHEREOF, Ceres, Merger Sub, Subscription Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CERES ACQUISITION CORP.

By	(signed) “Joe Crouthers”
Name: Joe Crouthers
Title: Chief Executive Officer

CERES ACQUISITION CORPORATION

By	(signed) “Joe Crouthers”
Name: Joe Crouthers
Title: President & Chief Executive Officer

CERES SUBSCRIPTION CORPORATION

By	(signed) “Joe Crouthers”
Name: Joe Crouthers
Title: President & Chief Executive Officer

SH PARENT, INC.

By	(signed) “James Whitcomb”
Name: James Whitcomb
Title: Chief Financial Officer & Secretary

EXHIBIT A-1

Registration Rights and Lock-Up Agreement

Exhibit A-1

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

This Registration Rights and Lock-Up Agreement (this “Agreement”) is made and entered into as of _________________, 2021 by and among Parallel Brands, Inc., a Delaware corporation f/k/a Ceres Acquisition Corp. (the “Company”) and the parties listed on Schedule A hereto (each such party, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 6.2 of this Agreement, a “Holder” and collectively the “Holders”). Any capitalized term used but not defined herein will have the meaning ascribed to such term in the BCA (as defined below).

RECITALS

WHEREAS, the Company, Ceres Acquisition Corporation, a Delaware corporation (“Merger Sub”), Ceres Subscription Corporation, a Delaware corporation (“Subscription Merger Sub”, and together with Merger Sub, the “Ceres Merger Subs”), and SH Parent, Inc., a Delaware corporation (“Parallel”) are party to that certain Business Combination Agreement dated as of February 21, 2021 (the “BCA”), pursuant to which, on the Closing Date, (a) Merger Sub will merge with and into Parallel (the “Company Merger”), with Parallel surviving the Company Merger as a wholly-owned subsidiary of the Company, and (b) Subscription Merger Sub will merge with and into the Company (the “Subscription Merger”, and together with the Company Merger, the “Mergers”), with the Company surviving the Subscription Merger;

WHEREAS, pursuant to the BCA, in connection with the Mergers certain of the Holders are receiving shares of the Company’s Class A Subordinate Voting Stock, par value $0.0001 per share (the “Class A Shares”) in exchange for such Holders’ shares of capital stock of Parallel (the “New Holders”);

WHEREAS, certain of the New Holders are party to that certain Fifth Amended and Restated Investor Rights Agreement, dated as of February 5, 2021 (the “Prior Agreement”), which Prior Agreement will terminate with respect to such New Holders and the other parties thereto upon execution of this Agreement;

WHEREAS, pursuant to the BCA, in connection with the Mergers, certain equity holders of Parallel (the “Parallel Lock-up Parties”) are being issued shares of Class B Multiple Voting Stock, par value $0.0001, of the Company (the “Class B Shares”), each of which is convertible into Class A Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights as set forth in the Company’s certificate of incorporation, dated as of _________________, 2021;

WHEREAS, pursuant to the BCA, in connection with the Domestication, the Founders (as defined below) received Class A Shares in exchange for, inter alia, such Holders’ Ceres Delaware Class B Shares (as defined in the BCA);

WHEREAS, the Founders currently hold an aggregate of ____ warrants of the Company (the “Ceres Warrants”), each of which is exercisable for one Class A Share for $11.50 per share with an exercise period ending on the fifth anniversary of the Closing Date;

WHEREAS, in connection with the transactions contemplated by the BCA, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be expected to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement or to comply with applicable disclosure requirements, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

“Affiliate” means, with respect to a specified person, each other person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified; provided that no Holder shall be deemed an Affiliate of any other Holder solely by reason of an investment in, or holding of Class A Shares (or securities convertible or exchangeable for Class A Shares) of, the Company. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement); provided, however, that in no event shall the term “Affiliate” include any portfolio company of any Holder or their respective Affiliates (other than the Company).

“Agreement” shall have the meaning given in the Preamble.

“Aggregate Blocking Period” shall have the meaning given in Section 2.4.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“BCA” shall have the meaning given in the Recitals hereto.

“Change in Control” means (a) a reorganization, merger, consolidation or sale of all or substantially all of the assets of the Company, or a similar transaction, in any case in which the holders of the voting stock of the Company prior to such transaction do not hold (in substantially the same proportion) a majority of the voting power of the resulting entity (or an entity that wholly owns the resulting entity); (b) individuals who constitute the Incumbent Board (as herein defined) of the Company cease for any reason to constitute a majority thereof; or (c) any person becomes the beneficial owner of securities representing 25% or more of the combined voting stock of the Company other than the Parallel Lock-up Parties. For these purposes, “Incumbent Board” means the Board on the Closing Date and any person who becomes a director subsequent to such date whose election was approved by a voting of at least three-quarters of the directors comprising the Incumbent Board or whose nomination for election by members or stockholders was approved by the same nominating committee serving under an Incumbent Board. However, the Incumbent Board will not include anyone who becomes a member of the Board as a result of either (i) an actual or threatened election contest or proxy or consent solicitation on behalf of anyone other than the Board, including as a result of any appointment, nomination or other agreement intended to avoid or settle a contest or solicitation, or (ii) agreement with any third party.

“Ceres” means Ceres Group Acquisition Sponsor, LLC.

“Ceres Director Nominee” shall have the meaning given in Section 6.8.1.

“Ceres Warrants” shall have the meaning given in the Recitals hereto.

“Claims” shall have the meaning given in subsection 4.1.1.

“Class A Shares” shall have the meaning given in the Recitals.

“Class B Shares” shall have the meaning given in the Recitals.

“Closing” shall have the meaning given to such term in the BCA.

“Closing Date” shall mean the date of this Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Commission Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Company” shall have the meaning given in the Preamble.

“Company Shelf Take Down Notice” shall have the meaning given in subsection 2.1.3.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holder” shall mean, as applicable, (a) the applicable Holders making a written demand for the Registration of Registrable Securities pursuant to subsection 2.2.1 or (b) the applicable Holders making a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to subsection 2.1.3.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Founders” shall mean Ceres Group Acquisition Sponsor, LLC, Brian Goldberg, Jordan Toplitzky and Tahira Rehmatullah, and their respective Affiliates.

“Founders Lock-Up Party” means each of the Founders and any their respective Permitted Transferees.

“Founders Lock-Up Period” shall mean, (A) with respect to 25% of the Founders Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property, (B) with respect to 50% of the Founders Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property, (C) with respect to 75% of the Founders Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property and (D) with respect to 100% of the Founders Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property.

“Founders Lock-Up Shares” shall mean any Class A Shares (including the Class A Shares issued or issuable upon conversion or exercise of any of the Company’s securities, including, without limitation, the Ceres Warrants) held by any Founders Lock-Up Party immediately after the Closing.

“Holders” shall have the meaning given in the Preamble.

“Initial Business Combination” shall mean the business combination pursuant to the BCA.

“Lock-Up Period” means either the Founders Lock-Up Period or the New Holder Lock-Up Period.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Minimum Amount” shall have the meaning given in subsection 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Recitals.

“New Holder Lock-Up Party” means any New Holder listed on Schedule B hereto and any of their respective Permitted Transferees.

“New Holder Lock-Up Period” shall mean, (A) with respect to 25% of the New Holder Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property, (B) with respect to 50% of the New Holder Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property, (C) with respect to 75% of the New Holder Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property and (D) with respect to 100% of the New Holder Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property.

“New Holder Lock-Up Shares” shall mean any Class A Shares (including the Class A Shares issued or issuable upon conversion or exercise of any of the Company’s securities) held by any New Holder Lock-Up Party immediately after the Closing; provided, that the definition of New Holder Lock-Up Shares shall not include any Class A Shares (including the Class A Shares issued or issuable upon conversion or exercise of any of the Company’s securities) held by such New Holder Lock-Up Party that are Transferred to a non-U.S. person in an offshore transaction relying on Regulation S (as that term is defined in Regulation S of the Securities Act).

“Parallel” shall have the meaning given in the Recitals.

“Parallel Lock-up Party” shall have the meaning given in the Recitals, and any of their respective Permitted Transferees (as defined in that certain Registration and Lock-up Agreement, dated as of _________________, 2021 by and among the Company and the Parallel Lock-up Parties).

“Permitted Transferees” shall mean a person or entity to whom either a Founders Lock-Up Party or a New Holder Lock-Up Party is permitted to Transfer such Registrable Securities prior to the expiration of the Founders Lock-Up Period or the Holder Lock-Up Period, as applicable, pursuant to Section 5.2 of this Agreement and any other applicable agreement between the Holders and the Company, and to any Permitted Transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any Class A Shares held by a Holder immediately after the Closing (including the Class A Shares issued or issuable upon the exercise of any other equity security issued to a Holder pursuant to the terms of the BCA, including, without limitation, the Ceres Warrants and Class B Shares), and (b) any other equity security of the Company issued or issuable with respect to any such Class A Shares referred to in the foregoing clause (a) by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further Transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume, manner or sale or other restrictions or limitations); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. For purposes of this Agreement, a Holder shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a Transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder; provided a holder of Registrable Securities may only request that Registrable Securities in the form of Class A Shares.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)       all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Class A Shares are then listed;

(b)       fees and expenses of compliance with securities or blue-sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)       printing, messenger, telephone, delivery and road show or other marketing expenses;

(d)       reasonable and documented fees and disbursements of counsel for the Company;

(e)       reasonable and documented fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f)       reasonable and documented fees and expenses of one (1) legal counsel selected by either (i) the majority-in-interest of the Demanding Holders (and any local or foreign counsel) initiating a Demand Registration or Shelf Underwritten Offering (including, without limitation, a Block Trade), or (ii) of a majority-in-interest of participating Holders under Section 2.3 if the Registration was initiated by the Company for its own account or that of a Company shareholder other than pursuant to rights under this Agreement, in each case to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Removed Shares” shall have the meaning given in Section 2.6.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Take Down Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Registration Statement” shall mean the Form S-1 Shelf or the Form S-3 Shelf or their respective Canadian equivalents, as applicable.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Article II
REGISTRATIONS

2.1 Shelf Registration.

2.1.1 The Company shall, as soon as practicable, but in any event within forty-five (45) days after the Closing Date, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred and twenty (120) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be on a shelf registration statement on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available (including to use its commercially reasonable efforts to add Registrable Securities held by Permitted Transferees) or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within one (1) business day of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2 The Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf filed pursuant to subsection 2.1.1 to a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) as promptly as practicable after the Company is eligible to use a Form S-3 Shelf and have the Form S-3 Shelf declared effective as promptly as practicable and to cause such Form S-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 At any time and from time to time following the effectiveness of the Shelf Registration Statement, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, including a Block Trade (a “Shelf Underwritten Offering”) provided that such Holder(s) reasonably expects to sell Registrable Securities yielding aggregate gross proceeds in excess of $15,000,000 from such Shelf Underwritten Offering ( the “Minimum Amount”). All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Take Down Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within three (3) business days after receipt of any Shelf Take Down Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to the provisions of subsection 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.5. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Holders, which the Holders acknowledge and agree may need to be or include one or more Underwriters who are appropriately registered under applicable Canadian securities laws, after consultation with the Company and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in underwritten offerings of securities by the Company. Any Shelf Underwritten Offering effected pursuant to this subsection 2.1.3 shall be counted as a Registration for purposes of the limit on the number of Registrations that can be effected under Section 2.2 hereof.

2.2 Demand Registration.

2.2.1 Request for Registration. Subject to the provisions of subsection 2.2.5 and Sections 2.4 and 3.4 hereof, at any time and from time to time on or after the Closing Date, each of (a) at least a majority in interest of the then-outstanding number of Registrable Securities held by the Founders (the “Founders Demanding Holders”), or (b) at least a majority in interest of the then-outstanding number of Registrable Securities held by the New Holders (the “New Demanding Holders,” together with the Founder Demanding Holders, the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities on (i) Form S-1, or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities or (ii) if available, Form S-3, which in the case of either clause (i) or (ii), may be a shelf registration statement filed pursuant to Rule 415 under the Securities Act, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, promptly following the Company’s receipt of a Demand Registration, notify, in writing all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. For the avoidance of doubt, to the extent a Requesting Holder also separately possesses Demand Registration rights pursuant to this Section 2.2, but is not the Holder who exercises such Demand Registration rights, the exercise by such Requesting Holder of its rights pursuant to the foregoing sentence shall not count as the exercise by it of one of its Demand Registration rights. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, subject to subsection 2.2.4 below, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. The Company shall not be obligated to effect more than (1) an aggregate of three (3) Registrations pursuant to a Demand Registration or a Shelf Underwritten Offering initiated by the Founders and (2) an aggregate of three (3) Registrations pursuant to a Demand Registration or a Shelf Underwritten offering initiated by the New Holders, in each case under subsection 2.1.3 or this subsection 2.2.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Demanding Holders and the Requesting Holders to be registered on behalf of the Demanding Holders and the Requesting Holders in such Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days after the removal, rescission or other termination of such stop order or injunction, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed pursuant to a Demand Registration by the same Demand Holder becomes effective or is subsequently terminated.

2.2.3 Underwritten Offering. Subject to the provisions of subsection 2.2.4 and Sections 2.4 and 3.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Company and the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.2.4 Reduction of Underwritten Offering. If a Demand Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that, in its opinion, the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Class A Shares or other equity securities that the Company desires to sell for its own account and the Class A Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Class A Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Class A Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), Class A Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to Section 2.3 and that can be sold without exceeding the Maximum Number of Securities.

2.2.5 Demand Registration Withdrawal. A Demanding Holder or a Requesting Holder shall have the right to withdraw all or a portion of its Registrable Securities included in a Demand Registration pursuant to subsection 2.2.1 or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time prior to (a) in the case of a Demand Registration not involving an Underwritten Offering, the effectiveness of the applicable Registration Statement or (b) in the case of any Demand Registration involving an Underwritten Offering or a Shelf Underwritten Offering, prior to the pricing of such Underwritten Offering or Shelf Underwritten Offering; provided, however, that upon withdrawal by a majority-in-interest of the Demanding Holders initiating a Demand Registration (or in the case of a Shelf Underwritten Offering, withdrawal of an amount of Registrable Securities included by the Holders in such Shelf Underwritten Offering, in their capacity as Demanding Holders, so that the resulting amount of Registrable Securities in such Shelf Underwritten Offering would be less than the Minimum Amount), the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement or complete the Underwritten Offering, as applicable. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to and including its withdrawal under this subsection 2.2.5.

2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to Section 2.2 hereof), other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, or (e) filed pursuant to subsection 2.1.1, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days (or, in the case of a Block Trade, three (3) business days) before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf registration statement), and the proposed price and name of the proposed managing Underwriter or Underwriters, which the parties acknowledge and agree may need to be or include one or more Underwriters who are appropriately registered under applicable Canadian securities laws, if any, in such offering, (B) such Holders’ rights under this Section 2.3 and (C) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (or in the case of a Block Trade, within two (2) business days) (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response noticed described in the foregoing sentence to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company shareholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company shareholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.3, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) or its Canadian equivalent that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of the Company’s securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.3).

2.3.2 Reduction of Piggyback Registration. If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of the Class A Shares that the Company desires to sell, taken together with (a) the Class A Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant Section 2.3 hereof, and (c) the Class A Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

2.3.2.1 if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Class A Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Class A Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

2.3.2.2 if the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the Class A Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Class A Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Class A Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration prior to (a) in the case of a Piggyback Registration not involving an Underwritten Offering or Shelf Underwritten Offering, the effectiveness of the applicable Registration Statement or (b), in the case of any Piggyback Registration involving an Underwritten Offering or any Shelf Underwritten Offering, prior to the pricing of such Underwritten Offering or Shelf Underwritten Offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.3.3.

2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

2.4 Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all commercially reasonable efforts to either cause the Shelf Registration Statement to become effective or maintain the effectiveness of the Shelf Registration Statement; (b) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good judgment of the Board a Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of the applicable Registration Statement at such time, then in each case the Company shall not be obligated to effect any Registration and the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company may not defer the Registration Statement on more than three occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period (the “Aggregate Blocking Period”).

2.5 Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.4, if the Holders desire to effect a Block Trade, then notwithstanding any other time periods in this Article II, the Holders shall provide written notice to the Company at least three (3) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its commercially reasonable efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with the Company, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and share price of such offering. Notwithstanding any other provision of this Agreement, in the event of a Block Trade in connection with the sale of Registrable Securities by a pledgee upon foreclosure of the Registrable Securities that were pledged as collateral for a loan, the Company shall not include any other Holders’ Registrable Securities on the Registration Statement or Prospectus with respect to such Block Trade.

2.6 Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Shelf Registration Statement on Form S-3 filed pursuant to this Section 2 are not eligible to be registered for resale as a secondary offering on a single registration statement under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires a Holder to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) use commercially reasonable efforts to persuade the Commission that the offering contemplated by such Shelf Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Holders of the Registrable Securities subject to such Registration Statement is an “underwriter.” The Holders shall have the right to select one legal counsel designated by the holders of a majority of the Registrable Securities subject to such Registration Statement to review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the such Holders’ counsel reasonably objects. In the event that, despite the Company’s commercially reasonable efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement on Form S-3 such portion of the Registrable Securities (the “Removed Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder. In the event of a share removal pursuant to this Section 2.6, the Company shall give the applicable Holders at least five (5) days prior written notice along with the calculations as to such Holder’s allotment of Removed Shares. Any removal of shares of the Holders pursuant to this Section 2.6 shall first be applied to holders other than the Holders with securities registered for resale under the applicable Registration Statement on Form S-3 and thereafter allocated between the Holders of the Registrable Securities subject to such Registration Statement on a pro rata basis based on the aggregate amount of Registrable Securities held by such Holders. In the event of a share removal of the Holders pursuant to this Section 2.6, the Company shall promptly register the resale of any Removed Shares pursuant to subsection 2.1.1 hereof and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement on Form S-3 filed pursuant to the terms of subsection 2.1.2 be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

In the case of a Form S-1 Shelf filed to register the resale of Removed Shares, upon such date as the Company becomes eligible to register all of the Removed Shares for resale on a Form S-3 Shelf pursuant to the Commission Guidance and, if applicable, without a requirement that any of the Holders be named as an “underwriter” therein, the Company shall use its commercially reasonable efforts to file a Form S-3 Shelf as promptly as practicable to replace the applicable Form S-1 Shelf and have the Form S-3 Shelf declared effective as promptly as reasonably practicable thereafter and to cause such Form S-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Form S-3 Shelf is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities thereunder held by the applicable Holders until all such Registrable Securities have ceased to be Registrable Securities.

Article III
COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder, including all necessary filings with applicable Canadian securities regulatory authorities and the exchange on which the applicable securities of the Company are then listed, to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 as soon as reasonably practicable prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with, or approved by, such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed no later than the effective date of such Registration Statement;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 promptly furnish to each Holder of Registrable Securities covered by such Registration Statement such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the Prospectus contained in such Registration Statement (including each preliminary Prospectus and any summary Prospectus) and any other Prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request;

3.1.8 advise each Holder of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that the Company amend or supplement such Registration Statement or Prospectus or the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.9 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any Prospectus forming a part of such Registration Statement has been filed;

3.1.10 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel, and not to file any such Registration Statement or Prospectus, or amendment or supplement thereto, to which any such Holder or Registrable Securities shall have reasonably objected on the grounds that such Registration Statement or Prospectus or supplement or amendment thereto, does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder;

3.1.11 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended;

3.1.12 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate in the preparation of any Registration Statement, each such Prospectus included therein or filed with the Commission, and each amendment or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business, finances and accounts of the Company and its subsidiaries with its officers, directors and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders’ and such Underwriters’ respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that if requested by the Company, such representatives or Underwriters shall enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.13 obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and any Underwriter;

3.1.14 on the date the Registrable Securities are delivered for sale pursuant to an Underwritten Offering, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders and any Underwriter;

3.1.15 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.16 use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Participation in Underwritten Offerings.

3.3.1 No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.3.2 The Company will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against the Company as a result of such election). Any liability of such Holder to any Underwriter or other person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such Registration.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with applicable law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure, or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in the Company may not delay or suspend the Registration Statement on more than three occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period; provided, that each day of any such suspension pursuant to this Section 3.4 shall correspondingly decrease the Aggregate Blocking Period available to the Company during any twelve (12)-month period pursuant to Section 2.4 hereof. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to in the immediately preceding sentence, their use of the Prospectus relating to any Registration in connection with any sale of, or offer to sell, Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Covenants of the Company. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees:

3.5.1 the Company will not file any Registration Statement or Prospectus included therein with the Commission which refers to any Holder of Registrable Securities by name or otherwise without the prior written approval of such Holder, which may not be unreasonably withheld;

3.5.2 at all times while it shall be a reporting company under the Exchange Act, to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell the Class A Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements; and

3.5.3 upon the request of any Holder in connection with a sale of Class A Shares by a Holder pursuant to the Registration Statement, the Company shall use its commercially reasonable efforts to cause the transfer agent to remove any restrictive legends (including any electronic transfer restrictions) from any Class A Shares held by such Holder covered by such Registration Statement and provide or cause any customary opinions of counsel to be delivered to the transfer agent in connection with such removal upon receipt of such documentation as counsel deems necessary and appropriate.

Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, shareholders or members, employees, agents, investment advisors and each person who controls such Holder (within the meaning of the Securities Act and Exchange Act) from and against all losses, claims, damages, liabilities and expenses (including attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Holder or other persons may become subject, insofar as such Claims arise out of or are based on any untrue or alleged untrue statement of any material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such Holder or other person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim; except insofar as the Claim or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company may require that, as a condition to including any Registrable Securities in any Registration Statement, the Company shall have received an undertaking reasonably satisfactory to it from such Holder, to indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act and Exchange Act) from and against any Claims, to which any the Company or such other persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company and the Company shall use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder of Registrable Securities to provide any indemnification other than that provided hereinabove in this subsection 4.1.2, and, if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder of Registrable Securities to provide additional indemnification, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claim against the Company as a result of such election).

4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partners, shareholders or members, employees, agents, investment advisors or controlling person of such indemnified party and shall survive the Transfer of Registrable Securities.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims (a) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Registrable Securities or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also to reflect the relative fault of the indemnifying party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the liability of any Holder or any director, officer, employee, agent, investment advisor or controlling person thereof under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

4.1.6 The indemnification required by this Section 4.1 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

Article V
LOCK-UP

5.1 Transfer Restrictions.

5.1.1 Except as permitted by Section 5.2, prior to the expiration of the Founders Lock-Up Period, each Founders Lock-Up Party shall not Transfer any Founders’ Lock-up Shares beneficially owned or owned of record by such Holder.

5.1.2 Except as permitted by Section 5.2, prior to the expiration of the New Holder Lock-Up Period, each New Holder Lock-Up Party shall not Transfer any New Holder Lock-up Shares beneficially owned or owned of record by such Holder.

5.2 Exceptions. The provisions of Section 5.1 shall not apply to:

5.2.1 transactions relating to Class A Shares or Ceres Warrants acquired by the undersigned in open market transactions;

5.2.2 Transfers as a bona fide gift or gifts, or to a charitable organization;

5.2.3 Transfers to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin;

5.2.4 if the undersigned is an individual, Transfers by will or intestate succession upon the death of the undersigned;

5.2.5 the Transfer by operation of law, such as pursuant to a qualified domestic order or the dissolution of marriage or civil union (including, without limitation, a divorce settlement);

5.2.6 if the undersigned is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust, syndicate, association or other business entity that controls, is controlled by or is under common control or management with the undersigned or its Affiliates, and (ii) distributions of Class A Shares or Ceres Warrants to its partners, limited liability company members, equity holders or shareholders of the undersigned;

5.2.7 Transfers (i) to the Company or the Company’s officers, directors or their Affiliates and (ii) to the officers, directors or Affiliates of the undersigned;

5.2.8 In the case of the New Holder Lock-Up Parties, Transfers in connection with the repurchase by the Company of securities pursuant to any repurchase right arising upon the termination of the such Holder’s employment or service with the Company;

5.2.9 bona fide pledges of Class A Shares or any security convertible into or exercisable or exchangeable for Class A Shares as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder, provided that the aggregate number of Class A Shares that can be pledged by any Holder cannot exceed 25% of the total Class A Shares beneficially owned by such Holder; provided, further, that any Holder who is subject to any pre-clearance and trading policies of the Company must also comply with any additional restrictions on the pledging of Class A Shares imposed on such Holder by the Company’s policies;

5.2.10 pledges of Class A Shares or any security convertible into or exercisable or exchangeable for Class A Shares to a nationally recognized financial institution to secure a bona fide debt financing and any foreclosure by such financial institution or transfer to such financial institution in lieu of foreclosure;

5.2.11 Transfers pursuant to a bona fide third-party tender offer, merger, share sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company, provided that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Class A Shares and Ceres Warrants subject to this Agreement shall remain subject to this Agreement;

5.2.12 the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the Transfer of Class A Shares or any securities convertible into or exercisable or exchangeable for Class A Shares during the applicable Lock-Up Period; and

provided, that in the case of any Transfer or distribution pursuant to subsections 5.2.2 through 5.2.7, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement.

5.3 Legends.

5.3.1 During a Lock-Up Period, each certificate or book-entry position evidencing any securities subject to such Lock-Up Period shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A REGISTRATION RIGHTS AND LOCK-UP AGREEMENT, DATED AS OF _________________, 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES AND THE REGISTERED HOLDER OF THE SHARES. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

5.3.2 For the avoidance of doubt, each Holder shall retain all of its rights as a shareholder of the Company with respect to the securities subject to a Lock-Up Period, including the right to vote any such securities that are entitled to vote. The Company agrees to (i) instruct its transfer agent to remove the legends in 5.3.1 upon the expiration of a Lock-Up Period and (ii) cause its legal counsel, at the Company’s expense, to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i).

Article VI
MISCELLANEOUS

6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: _________________, Attention: _________________, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 Prior to the expiration of the Founders Lock-Up Period and the New Holder Lock-Up Period, no Founders Lock-Up Party or New Holder Lock-Up Party, as applicable, may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except as permitted in Section 5.2 of this Agreement.

6.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

6.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2 hereof.

6.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 6.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Class A Shares, in a manner that is adverse and different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.6 Other Registration Rights. Other than pursuant to the terms of that certain Registration Rights Agreement dated as of _________________, 2021 by and between the Company and the Parallel Lock-Up Parties, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.7 Term. This Agreement shall terminate upon the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Section 3.5 and Article IV shall survive any termination.

6.8 Ceres Director Nominee. Notwithstanding anything to the contrary contained in any other Transaction Document, each of Ceres and the Company agree (it being understood that such agreement is solely between the Company and Ceres, and not any other Holder) that, subject to the rules of any securities exchange on which the Class A Shares are then listed, until the date that is three (3) years after the Closing Date:

6.8.1 Ceres shall be entitled to nominate one individual for election to the Board (the “Ceres Director Nominee”) at the applicable Company stockholders meeting by written notice to the Company given (i) in the case of an annual meeting of the stockholders of the Company, no less than ninety (90) days prior to the one-year anniversary of the preceding year’s annual meeting (provided, however, that, if no annual meeting of the Company’s stockholders was held in the preceding year, not later than the ninetieth (90) day prior to such annual meeting or, if later, the tenth (10) day following the day on which public disclosure of such meeting was first made by the Company); provided, further, that if the date of the annual meeting of the stockholders of the Company is more than thirty (30) days before or more than sixty (60) days after such anniversary date, not later than the ninetieth (90) day prior to such annual meeting or, if later, the tenth (10) day following the day on which public disclosure of the date of such annual meeting was first made by the Company) and (ii) in the case of a special meeting of the stockholders of the Company, not less than the later of ninety (90) days prior to such special meeting or the tenth (10) day following the day on which public disclosure of the date of such special meeting was first made by the Company, which such notice shall include all information relating to the Ceres Director Nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) of the Exchange Act, applicable Canadian securities laws and the rules and regulations of the securities exchange on which the Class A Shares are then listed (including such Ceres Director Nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

6.8.2 If Ceres shall elect to nominate a Ceres Director Nominee as provided in this Section 6.8, the Company shall, unless such Ceres Director Nominee fails to qualify to act as a director of the Company pursuant to the requirements of applicable law, including applicable Canadian and U.S. securities laws and the rules and regulations of the securities exchange on which the Class A Shares are then listed or the Board (or a committee thereof) reasonably determines, in good faith after consultation with counsel, that the taking of the following actions would breach its fiduciary duties, (i) include such Ceres Director Nominee as a nominee for election as a director of the Board at the applicable Company stockholders meeting in the Company’s proxy solicitation materials (including any form of proxy the Company distributes); and (ii) recommend to the Company’s stockholders that such Ceres Director Nominee be elected as a director of the Board at such Company stockholders meeting.

6.8.3 For the avoidance of doubt, Ceres shall not be subject to any requirement that stockholders provide advance notice of, or comply with any other procedures governing, the nomination of individuals for election to the Board as provided in the Company’s bylaws, and the Ceres Director Nominee shall otherwise be nominated and remain a member of the Board in accordance with the Company’s bylaws and other policies determined from time to time by the Board for nominating directors.

6.8.4 Any Ceres Director Nominee shall qualify to act as a director of the Company pursuant to the applicable requirements under applicable law, including applicable Canadian and United States securities laws, the rules of any securities exchange on which the Class A Shares are then listed, and in compliance with any other applicable law and the Company’s bylaws.

6.8.5 In the event that Ceres does not nominate the Ceres Director Nominee as provided in this Section 6.8 then the Company shall proceed with the applicable Company stockholders meeting and all further rights of Ceres to nominate the Ceres Director Nominee shall terminate without any further action of the parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
Parallel Brands, Inc.

By:
Name:
Title:

FOUNDERS:

Ceres Group Acquisition Sponsor, LLC

By:
Name:
Title:

By:
Name:
Title:

By:
Name:
Title:

 [Signature Page to Registration Rights Agreement]

NEW HOLDERS:

By:
Name:
Title:

By:
Name:
Title:

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Schedule A

Parties to Registration Rights and Lock-up Agreement

Schedule B

New Holder Lock-up Parties

EXHIBIT A-2

Registration Rights and Lock-Up Agreement (Class B)

 Exhibit A-2

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

This Registration Rights and Lock-Up Agreement (this “Agreement”) is made and entered into as of _________________, 2021 by and among Parallel Brands, Inc., a Delaware corporation f/k/a Ceres Acquisition Corp. (the “Company”) and the parties listed on Schedule A hereto (each such party, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 6.2 of this Agreement, a “Holder” and collectively the “Holders”). Any capitalized term used but not defined herein will have the meaning ascribed to such term in the BCA (as defined below).

RECITALS

WHEREAS, the Company, Ceres Acquisition Corporation, a Delaware corporation (“Merger Sub”), Ceres Subscription Corporation, a Delaware corporation (“Subscription Merger Sub”, and together with Merger Sub, the “Ceres Merger Subs”), and SH Parent, Inc., a Delaware corporation (“Parallel”) are party to that certain Business Combination Agreement dated as of February 21, 2021 (the “BCA”), pursuant to which, on the Closing Date, (a) Merger Sub will merge with and into Parallel (the “Company Merger”), with Parallel surviving the Company Merger as a wholly-owned subsidiary of the Company, and (b) Subscription Merger Sub will merge with and into the Company (the “Subscription Merger”, and together with the Company Merger, the “Mergers”), with the Company surviving the Subscription Merger;

WHEREAS, pursuant to the BCA, in connection with the Mergers certain of the Holders are receiving shares of the Company’s Class A Subordinate Voting Stock, par value $0.0001 per share (the “Class A Shares”) in exchange for such Holders’ shares of capital stock of Parallel;

WHEREAS, certain of the Holders are party to that certain Fifth Amended and Restated Investor Rights Agreement, dated as of February 5, 2021 (the “Prior Agreement”), which Prior Agreement will terminate with respect to such Holders and the other parties thereto upon execution of this Agreement;

WHEREAS, pursuant to the BCA, in connection with the Mergers, the Holders are being issued shares of Class B Multiple Voting Stock, par value $0.0001, of the Company (the “Class B Shares”), each of which is convertible into Class A Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights as set forth in the Company’s certificate of incorporation, dated as of _________________, 2021;

WHEREAS, in connection with the transactions contemplated by the BCA, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be expected to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement or to comply with applicable disclosure requirements, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

“Affiliate” means, with respect to a specified person, each other person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified; provided that no Holder shall be deemed an Affiliate of any other Holder solely by reason of an investment in, or holding of Class A Shares (or securities convertible or exchangeable for Class A Shares) of, the Company. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement); provided, however, that in no event shall the term “Affiliate” include any portfolio company of any Holder or their respective Affiliates (other than the Company).

“Agreement” shall have the meaning given in the Preamble.

“Aggregate Blocking Period” shall have the meaning given in Section 2.4.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction and, for greater certainty, includes a “Bought Deal” offering in Canada under Canadian Securities Laws.

“Board” shall mean the Board of Directors of the Company.

“BCA” shall have the meaning given in the Recitals hereto.

“Canadian Base Shelf Prospectus” means a Canadian Prospectus filed pursuant to the shelf prospectus provisions of NI 44-102.

“Canadian Prospectus” means a preliminary and final prospectus, and any amendments thereto, filed with the applicable Canadian Securities Commissions under applicable Canadian Securities Laws.

“Canadian Securities Commissions” means the securities commissions or other similar regulatory authorities of any applicable province or territory of Canada.

“Canadian Securities Laws” means all applicable securities laws in each province and territory of Canada and the respective regulations and rules under such laws, together with applicable published policy statements, notices and orders of the applicable Canadian Securities Commissions and applicable by-laws, rules and regulations of any stock exchange on which the Class A Shares are then listed.

“Canadian Shelf Supplement” means a prospectus supplement to a Canadian Base Shelf Prospectus prepared in accordance with NI 44-102 and NI 44-101.

“Change in Control” means (a) a reorganization, merger, consolidation or sale of all or substantially all of the assets of the Company, or a similar transaction, in any case in which the holders of the voting stock of the Company prior to such transaction do not hold (in substantially the same proportion) a majority of the voting power of the resulting entity (or an entity that wholly owns the resulting entity); (b) individuals who constitute the Incumbent Board (as herein defined) of the Company cease for any reason to constitute a majority thereof; or (c) any person becomes the beneficial owner of securities representing 25% or more of the combined voting stock of the Company other than the Parallel Lock-up Parties. For these purposes, “Incumbent Board” means the Board on the Closing Date and any person who becomes a director subsequent to such date whose election was approved by a voting of at least three-quarters of the directors comprising the Incumbent Board or whose nomination for election by members or stockholders was approved by the same nominating committee serving under an Incumbent Board. However, the Incumbent Board will not include anyone who becomes a member of the Board as a result of either (i) an actual or threatened election contest or proxy or consent solicitation on behalf of anyone other than the Board, including as a result of any appointment, nomination or other agreement intended to avoid or settle a contest or solicitation, or (ii) agreement with any third party.

“Claims” shall have the meaning given in subsection 4.1.1.

“Class A Shares” shall have the meaning given in the Recitals.

“Class B Shares” shall have the meaning given in the Recitals.

“Closing Date” shall mean the date of this Agreement.

“Commission” shall mean (a) with respect to the United States, the Securities and Exchange Commission, and (b) with respect to Canada, the Canadian Securities Commissions.

“Commission Guidance” means, as applicable, (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff, (ii) the Securities Act, and (iii) Canadian Securities Laws.

“Company” shall have the meaning given in the Preamble.

“Company Shelf Take Down Notice” shall have the meaning given in subsection 2.1.3.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holder” shall mean, as applicable, (a) the applicable Holders making a written demand for the Registration of Registrable Securities pursuant to subsection 2.2.1 or (b) the applicable Holders making a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to subsection 2.1.3.

“Distribution” means the distribution of Registrable Securities in one or more provinces or territories of Canada, pursuant to a Canadian Prospectus prepared, completed and filed in accordance with Canadian Securities Laws.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Holders” shall have the meaning given in the Preamble.

“Initial Business Combination” shall mean the business combination pursuant to the BCA.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Minimum Amount” shall have the meaning given in subsection 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading as supplemented by Canadian Securities Law, as applicable.

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 Shelf Distributions.

“Parallel” shall have the meaning given in the Recitals.

“Parallel Lock-up Party” means each of (i) Green Health Endeavors LLC, (ii) William “Beau” Wrigley, Jr. and (iii) PE Fund LP, and any of their respective Permitted Transferees.

“Parallel Lock-Up Period” means either the Parallel Class A Lock-Up Period or the Parallel Class B Lock-Up Period.

“Parallel Class A Lock-Up Shares” shall mean the Class A Shares (including the Class A Shares issued or issuable upon conversion or exercise of any of the Company’s securities, excluding Class A Shares issued or issuable upon conversion of Class B Shares) held by any Parallel Lock-up Party; provided, that the definition of Parallel Class A Lock-Up Shares shall not include any Class A Shares (including the Class A Shares issued or issuable upon conversion or exercise of any of the Company’s securities, excluding Class A Shares issued or issuable upon conversion of Class B Shares) held by such Parallel Lock-up Party that are Transferred to a non-U.S. person in an offshore transaction relying on Regulation S (as that term is defined in Regulation S of the Securities Act).

“Parallel Class A Lock-Up Period” shall mean, (A) with respect to 25% of the Parallel Class A Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property, (B) with respect to 50% of the Parallel Class A Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property, (C) with respect to 75% of the Parallel Class A Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property and (D) with respect to 100% of the Parallel Class A Lock-Up Shares, the period ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the last trading day where the sale price of the Class A Shares equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date and (iii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property.

“Parallel Class B Lock-Up Shares” shall mean the Class B Shares and any Class A Shares issued or issuable upon conversion of Class B Shares held by any Parallel Lock-up Party.

“Parallel Class B Lock-Up Period” shall mean, (A) with respect to 33.33% of the Parallel Class B Lock-up Shares, the period ending on the earlier of (i) the date that is 180 days after the Closing Date, and (ii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property, (B) with respect to an additional 33.33% of the Parallel Class B Lock-up Shares, the period ending on the earlier of (i) the date that is 365 days after the Closing Date, and (ii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property, and (C) with respect to the remaining 33.33% of the Parallel Class B Lock-up Shares, the period ending on the earlier of (i) the date that is 540 days after the Closing Date, and (ii) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property.

“Permitted Transferees” shall mean a person or entity to whom a Parallel Lock-up Party is permitted to Transfer such Registrable Securities prior to the expiration of the Parallel Lock-up Period pursuant to Section 5.2 of this Agreement and any other applicable agreement between the Holders and the Company, and to any Permitted Transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean: (a) with respect to the United States, the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus; and (b) with respect to Canada, a Canadian Prospectus.

“Receipt” means a receipt issued by the Canadian Securities Commissions to qualify a Distribution pursuant to a Canadian Prospectus.

“Registrable Security” shall mean (a) any Class A Shares held by a Holder immediately after the Closing (as defined in the BCA) (including the Class A Shares issued or issuable upon the exercise of any other equity security issued to a Holder pursuant to the terms of the BCA, including, without limitation, the Class B Shares), and (b) any other equity security of the Company issued or issuable with respect to any such Class A Shares referred to in the foregoing clause (a) by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further Transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume, manner or sale or other restrictions or limitations); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. For purposes of this Agreement, a Holder shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a Transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder; provided a holder of Registrable Securities may only request that Registrable Securities in the form of Class A Shares.

“Registration” shall mean (a) with respect to the United States, a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective, and (b) with respect to Canada, a Distribution.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)       all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Class A Shares are then listed;

(b)       fees and expenses of compliance with securities or blue-sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)       printing, messenger, telephone, delivery and road show or other marketing expenses;

(d)       reasonable and documented fees and disbursements of counsel for the Company;

(e)       reasonable and documented fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f)       reasonable and documented fees and expenses of one (1) legal counsel selected by either (i) the majority-in-interest of the Demanding Holders (and any local or foreign counsel) initiating a Demand Registration or Shelf Underwritten Offering (including, without limitation, a Block Trade), or (ii) of a majority-in-interest of participating Holders under Section 2.3 if the Registration was initiated by the Company for its own account or that of a Company shareholder other than pursuant to rights under this Agreement, in each case to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean (a) with respect to the United States, any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement, and (b) with respect to Canada, a Canadian Prospectus filed with the Canadian Securities Commissions in connection with a Distribution of Registrable Securities in Canada.

“Removed Shares” shall have the meaning given in Section 2.6.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Take Down Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Registration Statement” shall mean, as applicable, the Form S-1 Shelf, the Form S-3 Shelf, the Canadian Base Shelf Prospectus and/or the Canadian Shelf Supplement.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities and, with respect to a Distribution in Canada means an Underwriter that is registered under Canadian Securities Laws.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company and/or Registrable Securities are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Article II
REGISTRATIONS

2.1 Shelf Registration.

2.1.1 The Company shall, as soon as practicable, but in any event within forty-five (45) days after the Closing Date, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred and twenty (120) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be on a shelf registration statement on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available (including to use its commercially reasonable efforts to add Registrable Securities held by Permitted Transferees) or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within one (1) business day of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2 The Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf filed pursuant to subsection 2.1.1 to a Shelf Registration Statement on Form S-3 (a “Form S-3 Shelf”), and/or a Canadian Base Shelf Prospectus, as promptly as practicable after the Company is eligible to use a Shelf Registration Statement and have the Shelf Registration Statement declared effective, or in Canada to receive a Receipt for the Canadian Base Shelf Prospectus, as promptly as practicable and to cause such Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 At any time and from time to time following the effectiveness of the Shelf Registration Statement, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered or qualified pursuant to such Shelf Registration Statement, including a Block Trade (a “Shelf Underwritten Offering”) provided that such Holder(s) (a) reasonably expects to sell Registrable Securities yielding aggregate gross proceeds in excess of $15,000,000 from such Shelf Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering (the amount of Registrable Securities pursuant to the foregoing clause (a) or (b), as applicable, ( the “Minimum Amount”). All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Take Down Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within three (3) business days after receipt of any Shelf Take Down Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to the provisions of subsection 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.5. The Company and each applicable Holder shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Holders, which the Holders acknowledge and agree may need to be or include one or more Underwriters who are appropriately registered under applicable Canadian Securities Laws, after consultation with the Company and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in underwritten offerings of securities by the Company. Any Shelf Underwritten Offering effected pursuant to this subsection 2.1.3 shall be counted as a Registration for purposes of the limit on the number of Registrations that can be effected under Section 2.2 hereof.

2.2 Demand Registration.

2.2.1 Request for Registration. Subject to the provisions of subsection 2.2.5 and Sections 2.4 and 3.4 hereof, at any time and from time to time on or after the Closing Date, each of (a) at least a majority in interest of the then-outstanding number of Registrable Securities held by the Holders (the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities on a (i) Form S-1, Canadian Prospectus, and/or such other form of Registration Statement as is then available to effect a registration for resale or Distribution of such Registrable Securities, covering such Registrable Securities, or (ii) if available, a Canadian Base Shelf Prospectus and/or Form S-3, which in the case of either clause (i) or (ii), may be a Shelf Registration Statement filed pursuant to Rule 415 under the Securities Act and in accordance with Canadian Securities Laws, as applicable, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, promptly following the Company’s receipt of a Demand Registration, notify, in writing all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. For the avoidance of doubt, to the extent a Requesting Holder also separately possesses Demand Registration rights pursuant to this Section 2.2, but is not the Holder who exercises such Demand Registration rights, the exercise by such Requesting Holder of its rights pursuant to the foregoing sentence shall not count as the exercise by it of one of its Demand Registration rights. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, subject to subsection 2.2.4 below, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. The Company shall not be obligated to effect more than (1) an aggregate of three (3) Registrations pursuant to a Demand Registration or a Shelf Underwritten Offering initiated by the Holders, in each case under subsection 2.1.3 or this subsection 2.2.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Demanding Holders and the Requesting Holders to be registered on behalf of the Demanding Holders and the Requesting Holders in such Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission pursuant to a Demand Registration has been declared effective by the Commission, or Receipted, and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective or Receipted, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order, cease trade order or injunction of the Commission, federal, provincial or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective or Receipted, unless and until, (i) such stop order, cease trade order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days after the removal, rescission or other termination of such stop order or injunction, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed pursuant to a Demand Registration by the same Demand Holder becomes effective, is Receipted, or is subsequently terminated.

2.2.3 Underwritten Offering. Subject to the provisions of subsection 2.2.4 and Sections 2.4 and 3.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Company and the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.2.4 Reduction of Underwritten Offering. If a Demand Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that, in its opinion, the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Class A Shares or other equity securities that the Company desires to sell for its own account and the Class A Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Class A Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Class A Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), Class A Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to Section 2.3 and that can be sold without exceeding the Maximum Number of Securities.

2.2.5 Demand Registration Withdrawal. A Demanding Holder or a Requesting Holder shall have the right to withdraw all or a portion of its Registrable Securities included in a Demand Registration pursuant to subsection 2.2.1 or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time prior to (a) in the case of a Demand Registration not involving an Underwritten Offering, the effectiveness of the applicable Registration Statement, and in Canada receiving a Receipt for the Canadian Prospectus, or (b) in the case of any Demand Registration involving an Underwritten Offering or a Shelf Underwritten Offering, prior to the pricing of such Underwritten Offering or Shelf Underwritten Offering; provided, however, that upon withdrawal by a majority-in-interest of the Demanding Holders initiating a Demand Registration (or in the case of a Shelf Underwritten Offering, withdrawal of an amount of Registrable Securities included by the Holders in such Shelf Underwritten Offering, in their capacity as Demanding Holders, so that the resulting amount of Registrable Securities in such Shelf Underwritten Offering would be less than the Minimum Amount), the Company shall cease all efforts to secure effectiveness or Receipt of the applicable Registration Statement or complete the Underwritten Offering, as applicable. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to and including its withdrawal under this subsection 2.2.5.

2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If the Company proposes to file a Registration Statement with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to Section 2.2 hereof), other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, or (e) filed pursuant to subsection 2.1.1, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days (or, in the case of a Block Trade, three (3) business days) before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a Shelf Registration Statement), and the proposed price and name of the proposed managing Underwriter or Underwriters, which the parties acknowledge and agree may need to be or include one or more Underwriters who are appropriately registered under applicable Canadian Securities Laws, if any, in such offering, (B) such Holders’ rights under this Section 2.3 and (C) offer to all of the Holders of Registrable Securities the opportunity to include and register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (or in the case of a Block Trade, within two (2) business days) (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response notice described in the foregoing sentence to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company shareholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company shareholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.3, the filing by the Company of an automatic Shelf Registration Statement for offerings pursuant to Rule 415(a) or NI 44-102 that omits information with respect to any specific offering pursuant to Rule 430B or the equivalent Canadian Securities Laws shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of the Company’s securities (and such amendment, supplement or Canadian Shelf Supplement shall trigger the notice and participation rights provided for in this Section 2.3).

2.3.2 Reduction of Piggyback Registration. If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of the Class A Shares that the Company desires to sell, taken together with (a) the Class A Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant Section 2.3 hereof, and (c) the Class A Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

2.3.2.1 if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Class A Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register and offer their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Class A Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

2.3.2.2 if the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the Class A Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register and offer their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Class A Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Class A Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration prior to (a) in the case of a Piggyback Registration not involving an Underwritten Offering or Shelf Underwritten Offering, the effectiveness of the applicable Registration Statement and in Canada receiving a Receipt for the Canadian Prospectus or (b), in the case of any Piggyback Registration involving an Underwritten Offering or any Shelf Underwritten Offering, prior to the pricing of such Underwritten Offering or Shelf Underwritten Offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or in Canada receiving a Receipt for the Canadian Prospectus. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.3.3.

2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

2.4 Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration, and in Canada receiving a Receipt for the Canadian Prospectus, and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all commercially reasonable efforts to either cause the Shelf Registration Statement to become effective, or in Canada receive a Receipt, or maintain the effectiveness of the Shelf Registration Statement; (b) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good judgment of the Board a Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of the applicable Registration Statement at such time, then in each case the Company shall not be obligated to effect any Registration and the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company may not defer the Registration Statement on more than three occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period (the “Aggregate Blocking Period”).

2.5 Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.4, if the Holders desire to effect a Block Trade, then notwithstanding any other time periods in this Article II, the Holders shall provide written notice to the Company at least three (3) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its commercially reasonable efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with the Company, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and share price of such offering. Notwithstanding any other provision of this Agreement, in the event of a Block Trade in connection with the sale of Registrable Securities by a pledgee upon foreclosure of the Registrable Securities that were pledged as collateral for a loan, the Company shall not include any other Holders’ Registrable Securities on the Registration Statement or Prospectus with respect to such Block Trade.

2.6 Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Shelf Registration Statement (including on Form S-3 filed pursuant to this Section 2) are not eligible to be registered for resale as a secondary offering on a single Registration Statement under the provisions of Rule 415 under the Securities Act or under applicable Canadian Securities Laws (provided, however, the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires a Holder to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) use commercially reasonable efforts to persuade the Commission that the offering contemplated by such Shelf Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 or equivalent Canadian Securities Laws and that none of the Holders of the Registrable Securities subject to such Registration Statement is an “underwriter.” The Holders shall have the right to select one legal counsel designated by the holders of a majority of the Registrable Securities subject to such Registration Statement to review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the such Holders’ counsel reasonably objects. In the event that, despite the Company’s commercially reasonable efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement (including on a Form S-3) such portion of the Registrable Securities (the “Removed Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415 or equivalent Canadian Securities Laws; provided, however, that the Company shall not agree to name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder. In the event of a share removal pursuant to this Section 2.6, the Company shall give the applicable Holders at least five (5) days prior written notice along with the calculations as to such Holder’s allotment of Removed Shares. Any removal of shares of the Holders pursuant to this Section 2.6 shall first be applied to holders other than the Holders with securities registered for resale under the applicable Registration Statement (including on a Form S-3) and thereafter allocated between the Holders of the Registrable Securities subject to such Registration Statement on a pro rata basis based on the aggregate amount of Registrable Securities held by such Holders. In the event of a share removal of the Holders pursuant to this Section 2.6, the Company shall promptly register the resale of any Removed Shares pursuant to subsection 2.1.1 hereof and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement (including on a Form S-3) filed pursuant to the terms of subsection 2.1.2 be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

In the case of a Form S-1 Shelf and/or a Canadian Base Shelf Prospectus filed to register the resale of Removed Shares, upon such date as the Company becomes eligible to register all of the Removed Shares for resale on a Form S-3 Shelf and/or a Canadian Base Shelf Prospectus pursuant to the Commission Guidance and, if applicable, without a requirement that any of the Holders be named as an “underwriter” therein, the Company shall use its commercially reasonable efforts to file a Form S-3 Shelf and/or a Canadian Base Shelf Prospectus as promptly as practicable to replace the applicable Form S-1 Shelf and have the Form S-3 Shelf declared effective as promptly as reasonably practicable thereafter and to cause such Form S-3 Shelf to remain effective and/or a Receipt received for a Canadian Base Shelf Prospectus, and to be supplemented and amended to the extent necessary to ensure that such Form S-3 Shelf and/or Canadian Shelf Supplement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities thereunder held by the applicable Holders until all such Registrable Securities have ceased to be Registrable Securities.

Article III
COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder, including all necessary filings with applicable Canadian Securities Commission and the exchange on which the applicable securities of the Company are then listed, to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 as soon as reasonably practicable prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with, or approved by, such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed no later than the effective date of such Registration Statement;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement or the date of the Receipt;

3.1.7 promptly furnish to each Holder of Registrable Securities covered by such Registration Statement such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the Prospectus contained in such Registration Statement (including each preliminary Prospectus and any summary Prospectus) and any other Prospectus filed under Rule 424 under the Securities Act or Canadian Securities Laws, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request;

3.1.8 advise each Holder of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that the Company amend or supplement such Registration Statement or Prospectus or the issuance of any stop order or cease trade order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order or cease trade order should be issued, as applicable;

3.1.9 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or Receipted or a supplement to any Prospectus forming a part of such Registration Statement has been filed;

3.1.10 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel, and not to file any such Registration Statement or Prospectus, or amendment or supplement thereto, to which any such Holder or Registrable Securities shall have reasonably objected on the grounds that such Registration Statement or Prospectus or supplement or amendment thereto, does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder or Canadian Securities Laws;

3.1.11 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act or Canadian Securities Laws, as applicable, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended;

3.1.12 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate in the preparation of any Registration Statement, each such Prospectus included therein or filed with the Commission, and each amendment or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business, finances and accounts of the Company and its subsidiaries with its officers, directors and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders’ and such Underwriters’ respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act and Canadian Securities Laws, as applicable, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that if requested by the Company, such representatives or Underwriters shall enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.13 obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and any Underwriter;

3.1.14 on the date the Registrable Securities are delivered for sale pursuant to an Underwritten Offering, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders and any Underwriter;

3.1.15 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.16 use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Participation in Underwritten Offerings.

3.3.1 No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.3.2 The Company will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against the Company as a result of such election). Any liability of such Holder to any Underwriter or other person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such Registration.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with applicable law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure, or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in the Company may not delay or suspend the Registration Statement on more than three occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period; provided, that each day of any such suspension pursuant to this Section 3.4 shall correspondingly decrease the Aggregate Blocking Period available to the Company during any twelve (12)-month period pursuant to Section 2.4 hereof. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to in the immediately preceding sentence, their use of the Prospectus relating to any Registration in connection with any sale of, or offer to sell, Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Covenants of the Company. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees:

3.5.1 the Company will not file any Registration Statement or Prospectus included therein with the Commission which refers to any Holder of Registrable Securities by name or otherwise without the prior written approval of such Holder, which may not be unreasonably withheld;

3.5.2 at all times while it shall be a reporting company under the Exchange Act or a “reporting issuer” under Canadian Securities Laws, to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange and Canadian Securities Laws. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Class A Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements; and

3.5.3 upon the request of any Holder in connection with a sale of Class A Shares by a Holder pursuant to the Registration Statement, the Company shall use its commercially reasonable efforts to cause the transfer agent to remove any restrictive legends (including any electronic transfer restrictions) from any Class A Shares held by such Holder covered by such Registration Statement and provide or cause any customary opinions of counsel to be delivered to the transfer agent in connection with such removal upon receipt of such documentation as counsel deems necessary and appropriate.

Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, shareholders or members, employees, agents, investment advisors and each person who controls such Holder (within the meaning of the Securities Act and Exchange Act) from and against all losses, claims, damages, liabilities and expenses (including attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Holder or other persons may become subject, insofar as such Claims arise out of or are based on any untrue or alleged untrue statement of any material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such Holder or other person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim; except insofar as the Claim or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company may require that, as a condition to including any Registrable Securities in any Registration Statement, the Company shall have received an undertaking reasonably satisfactory to it from such Holder, to indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act and Exchange Act) from and against any Claims, to which any the Company or such other persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company and the Company shall use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder of Registrable Securities to provide any indemnification other than that provided hereinabove in this subsection 4.1.2, and, if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder of Registrable Securities to provide additional indemnification, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claim against the Company as a result of such election).

4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partners, shareholders or members, employees, agents, investment advisors or controlling person of such indemnified party and shall survive the Transfer of Registrable Securities.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims (a) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Registrable Securities or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also to reflect the relative fault of the indemnifying party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the liability of any Holder or any director, officer, employee, agent, investment advisor or controlling person thereof under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

4.1.6 The indemnification required by this Section 4.1 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

Article V
LOCK-UP

5.1 Transfer Restrictions.

5.1.1 Except as permitted by Section 5.2, prior to the expiration of the Parallel Class A Lock-up Period, each Parallel Lock-up Party shall not Transfer any Parallel Class A Lock-up Shares beneficially owned or owned of record by such Holder.

5.1.2 Except as permitted by Section 5.2, prior to the expiration of the Parallel Class B Lock-up Period, each Parallel Lock-up Party shall not Transfer any Parallel Class B Lock-up Shares beneficially owned or owned of record by such Holder.

5.2 Exceptions. The provisions of Section 5.1 shall not apply to:

5.2.1 transactions relating to Class A Shares acquired by the undersigned in open market transactions;

5.2.2 Transfers as a bona fide gift or gifts, or to a charitable organization;

5.2.3 Transfers to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin;

5.2.4 if the undersigned is an individual, Transfers by will or intestate succession upon the death of the undersigned;

5.2.5 the Transfer by operation of law, such as pursuant to a qualified domestic order or the dissolution of marriage or civil union (including, without limitation, a divorce settlement);

5.2.6 if the undersigned is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust, syndicate, association or other business entity that controls, is controlled by or is under common control or management with the undersigned or its Affiliates, and (ii) distributions of Class A Shares to its partners, limited liability company members, equity holders or shareholders of the undersigned;

5.2.7 Transfers (i) to the Company or the Company’s officers, directors or their Affiliates and (ii) to the officers, directors or Affiliates of the undersigned;

5.2.8 Transfers in connection with the repurchase by the Company of securities pursuant to a repurchase right arising upon the termination of the William “Beau” Wrigley, Jr.’s employment or service with the Company;

5.2.9 bona fide pledges of Class A Shares or any security convertible into or exercisable or exchangeable for Class A Shares as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder, provided that the aggregate number of Class A Shares that can be pledged by any Holder cannot exceed 25% of the total Class A Shares beneficially owned by such Holder; provided, further, that any Holder who is subject to any pre-clearance and trading policies of the Company must also comply with any additional restrictions on the pledging of Class A Shares imposed on such Holder by the Company’s policies;

5.2.10 pledges of Class A Shares or any security convertible into or exercisable or exchangeable for Class A Shares to a nationally recognized financial institution to secure a bona fide debt financing and any foreclosure by such financial institution or transfer to such financial institution in lieu of foreclosure;

5.2.11 Transfers pursuant to a bona fide third-party tender offer, merger, share sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company, provided that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Class A Shares subject to this Agreement shall remain subject to this Agreement;

5.2.12 the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the Transfer of Class A Shares or any securities convertible into or exercisable or exchangeable for Class A Shares during a Parallel Lock-up Period; and

provided, that in the case of any Transfer or distribution pursuant to subsections 5.2.2 through 5.2.7, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement.

5.3 Legends.

5.3.1 During a Parallel Lock-Up Period, each certificate or book-entry position evidencing any securities subject to such Parallel Lock-Up Period shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A REGISTRATION RIGHTS AND LOCK-UP AGREEMENT, DATED AS OF _________________, 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES AND THE REGISTERED HOLDER OF THE SHARES. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

5.3.2 For the avoidance of doubt, each Holder shall retain all of its rights as a shareholder of the Company with respect to the securities subject to a Parallel Lock-Up Period, including the right to vote any such securities that are entitled to vote. The Company agrees to (i) instruct its transfer agent to remove the legends in 5.3.1 upon the expiration of a Parallel Lock-Up Period and (ii) cause its legal counsel, at the Company’s expense, to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i).

5.4 Coattail Provisions. Each of the Holders acknowledges and agrees that the Class B Shares are subject to customary coattail provisions in relation to take-over bids as set forth in the Company’s certificate of incorporation, as amended from time to time, or an agreement to similar effect.

5.5

Article VI
MISCELLANEOUS

6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: _________________, Attention: _________________, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 Prior to the expiration of any Parallel Lock-up Period, no Parallel Lock-up Party may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except as permitted in Section 5.2 of this Agreement.

6.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

6.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2 hereof.

6.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 6.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT, TO THE EXTENT PERMITTED BY APPLICABLE LAW, (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Class A Shares, in a manner that is adverse and different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.6 Other Registration Rights. Other than pursuant to the terms of that certain Registration Rights and Lock-up Agreement, of even date herewith, by and among the Company, certain shareholders of Parallel, parties to the BCA and the other parties thereto, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.7 Term. This Agreement shall terminate upon the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Section 3.5 and Article IV shall survive any termination.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
Parallel Brands, Inc.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

HOLDERS:

By:
Name:
Title:

By:
Name:
Title:

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

EXHIBIT B

Directors & Officers

Directors:

1.	William “Beau” Wrigley

2.	Phil Harris

3.	Joe Crouthers

4.	Marina Bozilenko

5.	Kevin Douglas, MD

6.	Sarah Hassan

7.	Linda McGoldrick

Officers:

Chairman and Chief Executive Officer: William “Beau” Wrigley

EXHIBIT C

Stock Exchange Listing

N E O   E X C H A N G E    2

Guidance

Based on a thorough analysis of the matter, including of the various documents referenced in Appendix A, and subject to satisfactory compliance with all listing requirements as defined in the NEO Exchange Listing Manual and the additional items reflected in this guidance, NEO Exchange will accept the listing of companies established and/or holding assets in the US with Marijuana-Related Activities, provided those activities are conducted in compliance with the current laws and regulations of a US state where such activities are legal.

In addition to the listing requirements in the NEO Exchange Listing Manual, which include the standard requirements for timely and accurate disclosure as defined by the Canadian Securities Administrators and as further enhanced by their specific disclosure requirements set out in Canadian Securities Administrators Staff Notice 51-352 (Revised) re: Issuers with U.S. Marijuana-Related Activities, the NEO Exchange will expect such companies to do the following:

1. Undertake that they are respecting and will continue to respect, within the realm of their control, the US Department of Justice marijuana enforcement priorities as they were defined in the now-rescinded Cole Memorandum:
   - Preventing the distribution of marijuana to minors;
   - Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs, and cartels;
   - Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;
   - Preventing state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;
   - Preventing violence and the use of firearms in the cultivation and distribution of marijuana;
   - Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;
   - Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and
   - Preventing marijuana possession or use on federal property.

2. Undertake that they are neither importing nor exporting marijuana to or from the United States.

N E O   E X C H A N G E    3

N E O   E X C H A N G E    4

N E O   E X C H A N G E    5

SCHEDULE 1

Company Knowledge Parties

1.	William “Beau” Wrigley

2.	James Whitcomb

Filing Version

STOCKHOLDER SUPPORT AGREEMENT

This STOCKHOLDER SUPPORT AGREEMENT, dated as of February 21, 2021 (this “Agreement”), is by and among Ceres Acquisition Corp., a British Columbia corporation (“Ceres”), SH Parent, Inc., a Delaware corporation (the “Company”), and certain of the stockholders of the Company whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, Ceres, Ceres Acquisition Corporation, a Delaware corporation (“Merger Sub”), Ceres Subscription Corporation, a Delaware corporation (“Subscription Merger Sub”), and the Company propose to enter into, simultaneously herewith, a business combination agreement in the form attached hereto as Exhibit B (the “BCA”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Ceres; and

WHEREAS, as of the date hereof, each Stockholder owns of record and/or beneficially the number of shares of Company Common Stock and Company Preferred Stock as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Company Common Stock and Company Preferred Stock and any shares of Company Common Stock and Company Preferred Stock of which ownership of record or the power to vote or dispose is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.         Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 6, each Stockholder, by this Agreement, with respect to its Shares, severally and not jointly, hereby agrees to vote, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company (which written consent shall be delivered promptly, and in any event within two (2) business days, after the Company requests such delivery), all of such Stockholder’s Shares held by such Stockholder at such time (i) in favor of the approval and adoption of the BCA and approval of the Mergers and the Transactions and (ii) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the BCA or that would reasonably be expected to result in the failure of the Mergers and the Transactions from being consummated. Each Stockholder acknowledges receipt and review of a copy of the BCA.

2.         Termination of Company Stockholder Agreements. Each Stockholder, by this Agreement, with respect to its Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Merger Effective Time, (a) that certain Fifth Amended and Restated Investors’ Rights Agreement, dated as of February 5, 2021, among the Company and the stockholders of the Company named therein (the “Investors’ Rights Agreement”) and (b) that certain Fifth Amended and Restated Stockholders Agreement, dated as of February 5, 2021, by and among the Company and the stockholders of the Company named therein (the “Stockholder Agreement” and, together with the Investors’ Rights Agreement the “Company Stockholder Agreements”), and (c) if applicable to such Stockholder, any rights under any other agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, Company Board observer rights or rights to receive information delivered to the Company Board or other similar rights not generally available to stockholders of the Company (the “Terminating Rights”) between such Stockholder and the Company, but excluding, for the avoidance of doubt, any rights such Stockholder may have that relate to any commercial or employment agreements or arrangements between such Stockholder and the Company or any subsidiary, which shall survive in accordance with their terms.

1

3.         Transfer of Shares. Each Stockholder, severally and not jointly, agrees that it shall not, directly or indirectly, (x) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer (i) pursuant to the BCA, (ii) to another stockholder of the Company that is a party to this Agreement and bound by the terms and obligations hereof or (iii) in a Permitted Transfer, (y) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (z) except as otherwise contemplated in the BCA, including but not limited to Article III thereof, enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares. A “Permitted Transfer” shall mean any sale(s), assignment(s) or transfer(s): (a) to an affiliate of such Stockholder; (b) as a bona fide gift or gifts, or to a charitable organization; (c) to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin; (d) if the Stockholder is an individual, by will or intestate succession upon the death of such Stockholder; (e) by operation of law, such as pursuant to a qualified domestic order or the dissolution of marriage or civil union (including, without limitation, a divorce settlement); and (f) if the Stockholder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, to another corporation, partnership, limited liability company, trust, syndicate, association or other business entity that controls, is controlled by or is under common control or management with the undersigned or its affiliates; provided, that in each Permitted Transfer, such transferee shall execute this Agreement or a joinder agreeing to become a party to this Agreement.

4.         No Solicitation of Transactions; Waiver of Appraisal Rights.

(a)       Each of the Stockholders, severally and not jointly, agrees not to, and shall cause its Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that could reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. Each Stockholder shall, and shall instruct its Representatives to, immediately cease any solicitations, discussions or negotiations with any person (other than the parties to the BCA and their respective Representatives) in connection with a Company Acquisition Proposal (other than the Transactions). Each Stockholder may respond to any unsolicited proposal regarding a Company Acquisition Proposal by indicating that the Company is subject to the BCA and such Stockholder is unable to provide any information related to the Company or entertain any proposals or offers or engage in any negotiations or discussions concerning a Company Acquisition Proposal for as long as the BCA remains in effect.

2

(b)       Each Stockholder hereby agrees not to assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any appraisal rights (including under Section 262 of the DGCL) with respect to the Merger and any rights to dissent with respect to the Merger or to oppose any reorganization or amendment designed to facilitate drag along rights or otherwise facilitate the BCA.

5.         Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to Ceres as follows:

(a)   The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order applicable to such Stockholder, (ii) result in the creation of any encumbrance on any Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA) or (iii) conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents or any agreement (including any voting agreement or letter agreement with the Company) to which such Stockholder is a party.

(b)   As of the date of this Agreement, such Stockholder owns exclusively of record and has good and valid title to, and/or owns beneficially, the Shares set forth opposite such Stockholder’s name on Exhibit A free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities laws, (iii) the Company’s Certificate of Incorporation and bylaws and (iv) the Company Stockholder Agreements, and as of the date of this Agreement, such Stockholder has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such Shares, and such Stockholder does not own, directly or indirectly, any other Shares.

(c)   Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by such Stockholder.

(d)   Except as set forth on Exhibit C, as of the date hereof, there are no outstanding loans or advances from such Stockholder or their respective affiliates to the Company or its subsidiaries or vice versa.

6.         Termination. This Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the Merger Effective Time; (b) the termination of the BCA in accordance with its terms and (c) the effective date of a written agreement of the parties hereto terminating this Agreement. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided that nothing in this Section 6 shall relieve any party of liability for any willful material breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

3

7.         Miscellaneous.

(a)    Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b)   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 7(b)):

If to Ceres, to it at:

Ceres Acquisition Corp.

1925 Century Park East

Suite 1700

Los Angeles, CA 90067

Attention: [Redacted – Personal Information]

Email: [Redacted – Personal Information]

with a copy to:

Manatt, Phelps & Phillips, LLP

695 Town Center Drive, 14th Floor Costa Mesa, CA 92626

Attention: Thomas J. Poletti, Esq.  Email: tpoletti@manatt.com

and

Strikeman Elliot LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9 Canada

Fax 416-947-0866

If to Company, to it at:

SH Parent, Inc.

55 Ivan Allen Jr Blvd NW, 9th Floor Atlanta, GA 30308

Attn: [Redacted – Personal Information]

Email: [Redacted – Personal Information]

with a copy to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Attention: Alan I. Annex, Esq.

Email: annexa@gtlaw.com

4

and:

Greenberg Traurig, LLP

200 Park Avenue

New York, NY 10166

Attention: Michael Helsel

Email: helselm@gtlaw.com

If to a Stockholder, to the address or email address set forth for Stockholder on the signature page hereof.

(c)   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d)   This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto.

(e)   This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement.

(f)    This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties hereto.

(g)   The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(h)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court. The parties hereto hereby (i) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereunder may not be enforced in or by any of the above-named courts.

5

(i)    This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j)    Each Stockholder hereby consents to and authorizes the Company and Ceres to publish and disclose in any announcement or disclosure required by the NEO Exchange, the Ontario Securities Commission or any other provincial or territorial securities regulatory authority, the SEC and any other applicable securities regulators such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Ceres have provided such Stockholder with a reasonable opportunity to review and comment upon such announcement or disclosure that specifically identifies any such Stockholder, which comments the Company and Ceres will consider in good faith.

(k)   At the request of Ceres, in the case of any Stockholder, or at the request of the Stockholders, in the case of Ceres, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(l)    This Agreement shall not be effective or binding upon any Stockholder until after such time as the BCA is executed and delivered by the Company, Ceres, Merger Sub and Subscription Merger Sub.

(m)  Notwithstanding anything herein to the contrary, each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit its capacity, if applicable, as an officer or director of the Company. Notwithstanding anything in this Agreement to the contrary, nothing contained herein shall restrict any Stockholder’s exercise of fiduciary duties, if owed, to the Company or its stockholders in such Stockholder’s capacity as an officer or director of the Company.

(n)   Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (i) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 7(n).

6

(o)   Notwithstanding anything herein or in the BCA to the contrary, without the prior written consent of the holders of a majority of the Shares, in no event shall Ceres or the Company (A) amend, supplement or modify any of the terms and/or conditions of the BCA or any agreements entered into in connection with the BCA (other than any such amendment, supplement or modification that is not material and adverse to any Stockholders as reasonably determined by such Stockholder) or (B) in the case of the Company, waive any term or condition of the BCA or any agreements entered into in connection with the BCA (other than any such waiver that is not material and adverse to any Stockholders as reasonably determined by such Stockholder). The parties hereto acknowledge and agree that the Stockholders are express third-party beneficiaries of the BCA for such purposes.

[Signature pages follow]

7

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CERES ACQUISITION CORP.

By:	(signed) “Joe Crouthers”
Name: Joe Crouthers
Title: Authorized Signatory

SH PARENT, INC.

By:	(signed) “James Whitcomb”
Name: James Whitcomb
Title: Chief Financial Officer & Secretary

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

GREEN HEALTH ENDEAVORS LLC

By:	(signed) “Michael Zinsky”
Name: Michael Zinsky
Title: Chief Financial Officer
Address: [Redacted – Personal Information]

PE FUND LP

By:	(signed) “Beau Wrigley”
Name: William Wrigley, Jr.
Title: Chairman & CEO of WWJr. Enterprises Inc., as its General Partner
Address: [Redacted – Personal Information]

WILLIAM “BEAU” WRIGLEY

By:	(signed) “Beau Wrigley”
Name: William Wrigley
Address: [Redacted – Personal Information]

JAMES WHITCOMB

By:	(signed) “James Whitcomb”
Name: James Whitcomb
Address: [Redacted – Personal Information]

ST PARTNERSHIP OF TAMPA, LLC

By:	(signed) “Todd Alley”
Name: Todd Alley
Title: Manager
Address: [Redacted – Personal Information]

ENVIRO TECHNOLOGIES, LLC

By:	(signed) “Jason Becker”
Name: Jason Becker
Title: Manager
Address: [Redacted – Personal Information]

[Signature Page to Stockholder Support Agreement]

EXHIBIT A

LIST OF STOCKHOLDERS

[Redacted]

EXHIBIT B

BUSINESS COMBINATION AGREEMENT

EXHIBIT C

LOAN ARRANGEMENTS

[Redacted]

FORM OF AGREEMENT

SUBSCRIPTION AGREEMENT

Ceres Subscription Corporation

1925 Century Park East

Los Angeles, California 90067

Ladies and Gentlemen:

In connection with the proposed business combination (the “Transaction”) between Ceres Acquisition Corp., a corporation organized under the laws of British Columbia, Canada (the “Company”), and SH Parent, Inc., a Delaware corporation (“Parallel”), the undersigned desires to subscribe for and purchase from Ceres Subscription Corporation, a Delaware corporation and a subsidiary of the Company (the “Issuer”), and the Issuer desires to sell to the undersigned, that number of shares of the Issuer’s non-voting common stock, par value $.0001 per share (the “Issuer Common Stock”), set forth on the signature page hereof for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all shares of Issuer Common Stock subscribed for by the undersigned being referred to herein as the “Purchase Price”), on the terms and subject to the conditions contained herein. In connection with the Transaction, certain other institutional “accredited investors” (as defined in rule 501 under the Securities Act of 1933, as amended (the “U.S. Securities Act”) and/or Section 73.3(1) of the Securities Act (Ontario) or National Instrument 45-106 Prospectus Exemptions (“NI 45-106”), as applicable) have entered into separate subscription agreements with the Company (the “Other Subscription Agreements”), pursuant to which such investors (the “Other Subscribers”) have, together with the undersigned pursuant to this Subscription Agreement, agreed to purchase an aggregate of ___________ shares of Issuer Common Stock at the Per Share Price (the undersigned being referred to sometimes herein as the “Subscriber”). In connection therewith, the undersigned, the Issuer and the Company agree as follows:

1.             Subscription. Subject to the provisions of Section 2 hereof, the undersigned hereby irrevocably subscribes for and agrees to purchase from the Issuer such number of shares of Issuer Common Stock as is set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein, and the undersigned, the Issuer and the Company acknowledge and agree that, substantially concurrent with the consummation of the Transaction, (a) the Company shall continue out of the province of British Columbia and domesticate into the U.S. as a Delaware corporation, (b) Issuer shall merge with and into the Company, with the Company surviving the merger, and (c) by virtue of such merger and without any action on the part of the Company, the Issuer or Parallel or the holders of shares of Issuer Common Stock, each share of Issuer Common Stock shall automatically be exchanged for one share of Class A Subordinate Voting Stock (collectively, the “Class A Subordinate Voting Stock”, or the “Class A Shares”, and together with the Issuer Common Stock, the “Shares”) of the Company following the domestication (the “Post-Combination Company”) pursuant to the terms of this Subscription Agreement and the Business Combination Agreement, dated as of the date hereof (the “Business Combination Agreement”), by and among the Company, Parallel, the Issuer and the other party thereto. The undersigned understands and agrees that the Issuer reserves the right to accept or reject the undersigned’s subscription for the Issuer Common Stock for any reason or for no reason, in whole or in part, at any time prior to its acceptance by the Issuer, and the same shall be deemed to be accepted by the Issuer if and when this Subscription Agreement is signed and delivered by a duly authorized person by or on behalf of the Issuer; the Issuer may do so in counterpart form. In the event of rejection of a portion of the subscription by the Issuer, a portion of the undersigned’s payment hereunder, if any, in an amount equal to the portion of the subscription so rejected will be returned promptly (but not later than one (1) business day thereafter) to the undersigned. In the event of rejection of the entire subscription by the Issuer in accordance with the terms hereof, the undersigned’s payment hereunder, if any, will be returned promptly (but not later than one (1) business day thereafter) to the undersigned along with this Subscription Agreement, and this Subscription Agreement thereafter shall have no force or effect.

For the purposes of this Subscription Agreement, “business day” means any other day than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York or commercial banks in the City of Toronto, Ontario are closed.

Notwithstanding anything to the contrary provided in this Subscription Agreement, all representations, warranties covenants and disclosures of the parties are being made with exception to and not with respect to Federal Cannabis Laws. “Federal Cannabis Laws” means any U.S. federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale and possession of cannabis, marijuana or related substances or products containing or relating to the same, including, without limitation, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

2.             Closing. The closing of the sale of the Issuer Common Stock contemplated hereby (the “Subscription Closing”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Subscription Closing shall occur on the date of, and immediately prior to, the consummation of the Transaction (the “Transaction Closing Date”). In no event shall the Subscription Closing occur on a date after the Transaction Closing Date. Not less than five (5) business days prior to the scheduled Transaction Closing Date, the Issuer shall provide written notice to the undersigned (the “Closing Notice”) (i) of such scheduled Transaction Closing Date, (ii) that the Issuer reasonably expects all conditions to the closing of the Transaction to be satisfied or waived, and (iii) wire instructions for delivery of the Purchase Price to the Escrow Agent (as defined below). The undersigned shall deliver to the SPAC’s transfer agent (or such other escrow agent as the SPAC may select), as escrow agent (the “Escrow Agent”), at least two (2) business days prior to the Transaction Closing Date specified in the Closing Notice, the Purchase Price, which shall be held in a segregated escrow account for the benefit of the Subscriber (the “Escrow Account”) until the Subscription Closing pursuant to the terms of a customary escrow agreement, which shall be on terms and conditions reasonably satisfactory to the undersigned to be entered into by the Issuer and the Escrow Agent (the “Escrow Agreement”), by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice. The Issuer shall provide to the undersigned, no later than the date on which the Closing Notice is delivered to the undersigned, a copy of the executed Escrow Agreement to be in force on the Transaction Closing Date. On the Transaction Closing Date, the Post-Combination Company shall deliver to the undersigned the Class A Subordinate Voting Stock through the book-entry system or by way of direct registration statements, or, if required by the undersigned, certificated form, free and clear of any liens or other restrictions whatsoever (other than those arising under state, federal or provincial securities laws, as the case may be, as set forth herein), in the name of the undersigned (or its nominee in accordance with its delivery instructions) or to a custodian designated by the undersigned, as applicable and, a copy of the records of the Post-Combination Company’s transfer agent showing the undersigned (or such nominee or custodian) as the owner of the Class A Subordinate Voting Stock on and as of the Transaction Closing Date. Upon delivery of the Class A Subordinate Voting Stock to the undersigned (or its nominee or custodian, if applicable), the Purchase Price shall be released from the Escrow Account automatically and without further action by the Issuer, the Company or the undersigned.

2

If the Transaction Closing does not occur within ten (10) business days after the Transaction Closing Date specified in the Closing Notice, the Escrow Agent shall promptly (but not later than two (2) business day thereafter) return the Purchase Price to the undersigned by wire transfer of U.S. dollars in immediately available funds to the account specified by the undersigned. Furthermore, if the Transaction Closing does not occur on the same day as the Subscription Closing, the Escrow Agent (or the Company, if the Purchase Price has been released by the Escrow Agent) shall promptly (but not later than two (2) business day thereafter) return the Purchase Price to the undersigned by wire transfer of U.S. dollars in immediately available funds to the account specified by the undersigned, and any book-entries and, if applicable, certificated shares, shall be deemed cancelled (and, in the case of certificated shares, the undersigned shall promptly return such certificates to the Company or, as directed by the Company, to the Company’s representative or agent).

If this Subscription Agreement terminates following the delivery by the undersigned of the Purchase Price for the Issuer Common Stock, the Escrow Agent shall promptly (but not later than one (1) business day thereafter) return the Purchase Price to the undersigned, whether or not the Transaction Closing shall have occurred. If this Subscription Agreement terminates following the Transaction Closing, the undersigned shall promptly upon the return to the undersigned of the Purchase Price by the Escrow Agent, transfer the Issuer Common Stock to the Company.

3.            Closing Conditions.

a.                The obligations of the Issuer and the Company to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

i.	all representations and warranties of the undersigned contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such specified date), and consummation of the Subscription Closing shall constitute a reaffirmation by the undersigned of each of the representations, warranties and agreements of the undersigned contained in this Subscription Agreement as of the Subscription Closing, but in each case without giving effect to consummation of the Transaction; and

3

ii.	the undersigned shall have performed or complied in all respects with all agreements and covenants required by this Subscription Agreement, including, but not limited to, the payment of the Purchase Price to the Escrow Agent in accordance with the terms of this Subscription Agreement; and

iii.	the transactions contemplated in this Subscription Agreement being exempt from the requirements to file a prospectus, registration statement or other similar document contained in any applicable state, federal, provincial or international securities laws applicable to the sale of the Issuer Common Stock or upon the issue of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus, registration statement or other similar document.

b.                The obligations of the undersigned to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

i.	all representations and warranties of the Issuer and the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such specified date), and consummation of the Subscription Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Subscription Agreement as of the Subscription Closing, but in each case without giving effect to consummation of the Transaction; and

ii.	the Issuer and the Company shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement.

c.                The obligations of each of the Issuer, the Company and the undersigned to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

i.	no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; and

4

ii.	all conditions precedent to the closing of the Transaction set forth in the Business Combination Agreement, including the approval of the Company’s stockholders and regulatory approvals, if any, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied by a party to the Business Combination Agreement on the Transaction Closing Date, but subject to satisfaction or waiver by such party of such conditions as of the closing of the Transaction).

4.           Further Assurances. At the Subscription Closing, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.           Issuer and Company Representations and Warranties.

a.                Issuer represents and warrants to the undersigned that:

i.	The Issuer has been duly incorporated and is validly existing and is in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted (except under Federal Cannabis Laws) and to enter into, deliver and perform its obligations under this Subscription Agreement (except under Federal Cannabis Laws).

ii.	The Issuer Common Stock has been duly authorized and, when issued and delivered to the undersigned against full payment therefor in accordance with the terms of this Subscription Agreement, the Issuer Common Stock will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Issuer’s organizational documents or under the laws of the State of Delaware.

iii.	The authorized capital stock of Issuer consists of 1,000,000 shares of voting common stock and 50,000,000 shares of Issuer Common Stock. As of the date hereof and as of immediately prior to the Subscription Closing and the Transaction Closing, 1,000 shares of voting common stock are issued and outstanding.

iv.	This Subscription Agreement has been duly authorized, executed and delivered by Issuer and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, (ii) principles of equity, whether considered at law or equity and (iii) the Federal Cannabis Laws.

5

v.	The issuance and sale of the Issuer Common Stock and the compliance by Issuer with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Issuer or any of its subsidiaries is a party or by which Issuer or any of its subsidiaries is bound or to which any of the property or assets of Issuer is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of Issuer (an “Issuer Material Adverse Effect”) or materially affect the validity of the Issuer Common Stock or the legal authority of Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of Issuer; or (iii) subject to obtaining all required approvals in connection with the Transaction and except under Federal Cannabis Laws, result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect or materially affect the validity of the Issuer Common Stock or the legal authority of Issuer to comply in all material respects with this Subscription Agreement.

vi.	Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the NEO Exchange Inc. (the “NEO Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Issuer Common Stock), other than consents, waivers, authorizations, orders, notices, filings or registrations (i) with each applicable provincial or territorial securities regulatory authority or regulator (the “Commissions”) with jurisdiction over the provinces or territories into which Shares subject to the Subscription Closing are issued, (ii) filings with the U.S. Securities Exchange Commission (the “SEC”), (iii) filings required by the applicable provincial and federal laws of Canada and applicable U.S. state securities laws, (iv) filings required by the NEO Exchange, including with respect to obtaining shareholder approval, (v) filings required to consummate the Transaction as provided under the definitive documents relating to the Transaction, and (vi) where the failure of which to obtain would not be reasonably likely to have a Material Adverse Effect or have a material adverse effect on Issuer’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Issuer Common Stock.

6

vii.	Issuer has not received any written communication from a governmental entity that alleges that Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, an Issuer Material Adverse Effect.

viii.	Assuming the accuracy of the undersigned’s representations and warranties set forth in Section 6 of this Subscription Agreement, the issuance of Issuer Common Stock will be exempt from the prospectus requirements of applicable securities laws (collectively, “Securities Laws”) of each of the provinces and territories of Canada, the United States and such other jurisdictions into which the shares of Issuer Common Stock subject to the Subscription Closing are issued (collectively, “Designated Jurisdictions”), including, but not limited to (i) the securities laws and regulations in each of the Canadian jurisdictions into which the shares of Issuer Common Stock are being offered, together with all written instruments, rules, policies, notices and orders (including blanket orders) of the securities regulators or regulatory authorities in each such jurisdiction (collectively, “Canadian Securities Laws”), and (ii) the U.S. Securities Act, the United States Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder and the applicable securities laws of the states of the United States, and (iii) the applicable securities laws (including all rules and regulations thereunder) in any international jurisdiction in which the Shares are offered, and no approvals, permits, consents or authorizations are required to be obtained by Issuer under applicable securities laws of the Designated Jurisdictions in Canada to permit such issuance and sale.

ix.	Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Issuer, threatened against Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Issuer.

b.                The Company represents and warrants to the undersigned that:

i.	Company is a corporation duly incorporated, continued, amalgamated or domesticated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, with all requisite corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted (except under Federal Cannabis Laws) and to enter into, deliver and perform its obligations under this Subscription Agreement (except under Federal Cannabis Laws).

7

ii.	When issued and delivered to the undersigned in exchange for the Issuer Common Stock, the Class A Shares will be duly authorized, validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents, under any agreement or instrument to which the Company is a party or by which the Company is bound, or under the applicable laws of the State of Delaware.

iii.	This Subscription Agreement has been duly authorized, executed and delivered by the Company and is the valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, (ii) principles of equity, whether considered at law or equity and (iii) the Federal Cannabis Laws.

iv.	The issuance of the Class A Shares by the Post-Combination Company, the execution and delivery by the Company of this Subscription Agreement, and the compliance by the Company with all of the provisions of the Subscription Agreement, and the consummation of the transactions contemplated herein, do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, which would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Company Material Adverse Effect”) or materially affect the validity of the Class A Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) subject to obtaining all required approvals in connection with the Transaction and except under Federal Cannabis Laws, result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially affect the validity of the Class A Shares or the legal authority of the Company to comply with the terms of this Subscription Agreement.

8

v.	The Class A Shares are not, and following the Transaction Closing and the Subscription Closing will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the undersigned to pledge, sell, assign or otherwise transfer the Shares under any organizational document, policy or agreement of, by or with the Company, but excluding (i) the restrictions on transfer described in Section 6(y)(iii) of this Subscription Agreement with respect to the status of the Class A Shares as “restricted securities” pending their registration for resale under the U.S. Securities Act in accordance with the terms of this Subscription Agreement and (ii) restrictions on transfer of Class A Shares held by “affiliates” (as defined in Rule 144(a)(1)) or “control persons” (as such terms are defined pursuant to Canadian Securities Laws).

vi.	Assuming the accuracy of the undersigned’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the issuance of the Class A Shares to the undersigned in exchange for the Issuer Common Stock in the manner contemplated by the Business Combination Agreement.

vii.	When issued, the Class A Shares will be listed for trading on the NEO Exchange. Except as disclosed in the Company’s filings with the Commissions, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the NEO Exchange or the Commissions, respectively, to prohibit or terminate the current listing of the Company’s Class A Restricted Voting Shares on the NEO Exchange.

viii.	A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Company with the Commissions since its initial listing of the Class A Shares (the “SEDAR Documents”) is available to the undersigned at www.sedar.com. None of the SEDAR Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is current with all filings required to be made by it under applicable laws, including Securities Laws, in Canada, except where there would not be a Material Adverse Effect in respect of the Company and is not aware of any material deficiencies in the filing of any documents or reports with any Commission in Canada since January 1, 2020.

9

6.             Subscriber Representations and Warranties. The undersigned represents and warrants to Issuer and the Company that:

a.                 If the undersigned is an individual, the undersigned is of the full age of majority in the jurisdiction in which this Subscription Agreement is executed and has all requisite legal capacity and competence to execute, deliver and be bound by this Subscription Agreement, to perform all of its obligations and covenants hereunder and to undertake all actions required of the undersigned hereunder (except under Federal Cannabis Laws).

b.                If the undersigned is not an individual, the undersigned has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

c.                The execution, delivery and performance by the undersigned of this Subscription Agreement are within the powers of the undersigned, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency (except under Federal Cannabis Laws), or any agreement or other undertaking, to which the undersigned is a party or by which the undersigned is bound, and will not violate any provisions of the undersigned’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and except to the extent may be limited or otherwise affected by Federal Cannabis Laws this Subscription Agreement constitutes a legal, valid and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, (ii) principles of equity, whether considered at law or equity and (iii) Federal Cannabis Laws.

d.                The undersigned understands and agrees that the undersigned is purchasing Shares directly from Issuer. The undersigned further acknowledges that there have been no representations, warranties, covenants and agreements made to the undersigned by Issuer or the Company, its officers or directors, or any other party to the Transaction or person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

e.                If the undersigned is acting as agent or trustee (including, for the avoidance of doubt, a portfolio manager or comparable adviser) for a principal, the undersigned is duly authorized to execute and deliver this Subscription Agreement and all other necessary documents in connection with such subscription on behalf of such principal, whom is subscribing as principal for its own account and not for the benefit of any other person, and this Subscription Agreement has been duly and validly authorized, executed and delivered by or on behalf of, and, when accepted by Issuer, will constitute a legal, valid and binding obligation enforceable against such principal in accordance with the terms hereof (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors’ rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and Federal Cannabis Laws).

10

f.                 If the undersigned is not an individual, the undersigned was not created or used solely to purchase or hold securities in order to comply with or rely upon an exemption from the prospectus requirements of applicable Securities Laws and the undersigned does not act jointly or in concert with any other person or company for the purposes of acquiring securities of Issuer or the Company, as it is currently constituted or will become constituted upon the closing of the Transaction.

g.                The undersigned is eligible to purchase the Shares pursuant to an exemption from the prospectus and registration requirements of applicable Securities Laws.

h.                The undersigned is purchasing the Shares for investment only and not with a view to resale or distribution

i.                 Other than as set forth in the Investor Presentation (as defined below), the undersigned does not have knowledge of a “material fact” or “material change” (as such terms are defined pursuant to Canadian Securities Laws) in the affairs of Issuer or the Company that has not been generally disclosed to the public.

j.                 The undersigned confirms that the acknowledgements, representations, warranties, covenants and information contained herein and therein are true and correct as of the date hereof and will be true and correct as of the time of the Subscription Closing and if less than a complete copy of this Subscription Agreement is delivered to Issuer, Issuer and its respective advisors are entitled to assume that the undersigned accepts and agrees to all the terms and conditions of the pages not delivered, unaltered.

k.                The undersigned became aware of this offering of the Shares solely by means of direct contact between the undersigned and Issuer, Parallel, the Placement Agent (as defined below), the Company or a representative of Issuer, Parallel or the Company, and the Shares were offered to the undersigned solely by direct contact between the undersigned and Issuer, Parallel or the Company or a representative of Issuer, Parallel or the Company. The undersigned did not become aware of this offering of the Shares, nor were the Shares offered to the undersigned, by any other means. The undersigned acknowledges that Issuer and the Company represent and warrant that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of applicable Securities Laws.

l.                 The undersigned acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. The undersigned is able to fend for himself, herself or itself in the transactions completed herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares and has the ability to bear the economic risks of such investment in the Shares and can afford a complete loss of such investment. The undersigned has sought such accounting, legal and tax advice as the undersigned has considered necessary to make an informed investment decision.

11

m.               Alone, or together with any professional advisor(s), the undersigned has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the undersigned and that the undersigned is able at this time and in the foreseeable future to bear the economic risk of a total loss of the undersigned’s investment in Issuer and the Company. The undersigned acknowledges specifically that a possibility of such total loss exists.

n.                In making its decision to purchase the Shares, the undersigned has relied solely upon independent investigation made by the undersigned and the representations, warranties and covenants contained herein. Without limiting the generality of the foregoing, the undersigned has not relied on any statements or other information provided by the Placement Agent (as defined below) concerning Issuer, the Company or the Shares or the offer and sale of the Shares.

o.                The undersigned understands and agrees that no governmental agency of any Designated Jurisdiction, including the NEO Exchange, has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

p.                Neither the due diligence investigation conducted by the undersigned in connection with making its decision to acquire the Shares nor any representations and warranties made by the undersigned herein shall modify, amend or affect the undersigned’s right to rely on the truth, accuracy and completeness of the Issuer and Company’s representations and warranties contained herein.

q.                The undersigned is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The undersigned agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the undersigned is permitted to do so under applicable law. If the undersigned is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the undersigned maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act.  To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the undersigned and used to purchase the Shares were legally derived.

r.                 Other than the Investor Presentation, no disclosure or offering document has been prepared by Canaccord Genuity Corp. (the “Placement Agent”) or any of their respective affiliates in connection with the offer and sale of the Shares.

12

s.                The Placement Agent and its directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to Issuer, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the undersigned by Issuer or the Company.

t.                 In connection with the issue and purchase of the Shares, the Placement Agent has not acted as the undersigned’s financial advisor or fiduciary.

u.                The undersigned has, or has commitments to have, and prior to the Subscription Closing will have, sufficient funds to pay the Purchase Price in escrow pursuant to Section 2 hereof.

v.                The undersigned understands that the Shares are only being offered on a private placement basis and that the sale of the Shares is therefore conditional upon such sale being exempt from the requirements to file and obtain a receipt for a prospectus or registration statement or to deliver an offering memorandum, and no prospectus or registration statement has been filed by Issuer or the Company with any securities commission or similar regulatory authority in any jurisdiction in connection with the issuance of the Shares. As a result of acquiring the Shares pursuant to such exemptions, the undersigned acknowledges and confirms that:

i.	the undersigned may be restricted from using some of the protections, rights and remedies otherwise available under Securities Laws, including applicable statutory rights of rescission or damages in the event of a misrepresentation;

ii.	the undersigned may not receive information that would otherwise be required to be provided to it under Securities Laws or contained in a prospectus prepared in accordance with applicable Securities Laws;

iii.	Issuer and the Company are relieved from certain obligations that would otherwise apply under Securities Laws; and

iv.	the common law and Securities Laws may not provide the undersigned with an adequate remedy in the event they suffer investment losses in connection with Securities acquired in connection with the purchase and sale of the Shares;

v.	other than the investor presentation dated as of February 16, 2021 (the “Investor Presentation”), the Subscriber has not received or been provided with a prospectus or registration statement or offering memorandum (within the meaning of Securities Laws), or any sales or advertising literature in connection with the offering of Shares contemplated hereby. The Subscriber’s decision to subscribe for the Shares was not based upon, and the Subscriber has not relied upon, any verbal or written representations as to any fact made by or on behalf of Issuer, the Company and their respective directors, officers, employees, agents and representatives, other than set out in this Subscription Agreement and the schedules attached hereto and the Investor Presentation. The Subscriber’s decision to subscribe for the Shares was based solely upon this Subscription Agreement and the schedules attached hereto and the Investor Presentation;

13

vi.	counsel to the Issuer, the Company and their respective directors, officers, employees, agents and representatives assume no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any such publicly available information concerning Issuer or the Company, the Investor Presentation or as to whether all information concerning Issuer and the Company that is required to be disclosed or filed by Issuer or the Company under the Securities Laws has been so disclosed or filed; and

vii.	the undersigned acknowledges that neither Issuer nor the Company, Parallel nor any of their respective directors, officers, employees, agents and representatives has made available any financial information to the undersigned, other than as publicly available or as set out in the Investor Presentation.

w.               The undersigned acknowledges that this Subscription Agreement, Schedule A, Schedule B, Schedule C, Schedule D and all Appendixes thereto, attached hereto require the undersigned to provide certain personal information relating to the undersigned to Issuer and the Company. Such information is being collected and will be used by Issuer and the Company for the purposes of completing the purchase and sale of the Shares, which includes, without limitation, determining the undersigned’s eligibility to purchase the Shares under Securities Laws, preparing and registering certificates representing securities or arranging for non-certificated, electronic delivery of same, and completing filings required by any securities regulatory authority or exchange. Such personal information may be disclosed by Issuer and the Company to (i) securities regulatory authorities, stock exchanges, such as the NEO Exchange, as applicable, (ii) the Company’s registrar and transfer agent, (iii) any government agency, board or other entity and (iv) any of the other parties involved in this Transaction, including the legal counsel of Issuer and the Company, and may be included in record books in connection with the Transaction. By executing this Subscription Agreement, the undersigned consents to the foregoing collection, use and disclosure of such personal information of the undersigned and any disclosed beneficial purchaser and to the filing of copies or originals of any of the documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated in this Subscription Agreement;

x.                 The undersigned acknowledges being notified that if the Subscriber is resident or otherwise subject to Canadian Securities Laws: (i) Issuer and the Company will deliver to the applicable securities regulatory authority or regulator certain personal information pertaining to the Subscriber, including such undersigned’s full name, residential address and telephone number, email address, the number of Shares purchased by such undersigned, the aggregate Purchase Price, the prospectus exemption under Canadian Securities Laws relied on and the date of distribution of the Shares, (ii) such information is being collected indirectly by the applicable securities regulatory authority or regulator under the authority granted to it in securities legislation, (iii) such information is being collected for the purposes of the administration and enforcement of applicable Canadian Securities Laws of the local Canadian jurisdiction, and (iv) the undersigned may contact the public officials listed on Schedule D with respect to questions about the security regulatory authority’s or regulator’s indirect collection of such information.

14

y.                If the undersigned is, or is purchasing for the account or benefit of, a person in, or resident of, the United States or a U.S. Person (as defined in Rule 902(k) of Regulation S of the U.S. Securities Act), the undersigned hereby further declares, represents, warrants, acknowledges and agrees:

i.	The undersigned is an individual and “accredited investor” (within the meaning of Rule 501(a) under the U.S. Securities Act) satisfying the applicable requirements set forth on Schedule A, and is acquiring the Shares only for his or her own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the U.S. Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). The undersigned represents that he or she is not a “bad actor” within the meaning of Rule 506(d) under the U.S. Securities Act.

ii.	The undersigned is (i) a “qualified institutional buyer” (as defined under the U.S. Securities Act) or (ii) an institutional “accredited investor” (within the meaning of Rule 501(a) under the U.S. Securities Act), in each case, satisfying the applicable requirements set forth on Schedule B, and is acquiring the Shares only for his, her or its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the U.S. Securities Act (and shall provide the requested information on Schedule B following the signature page hereto). The undersigned is not an entity formed for the specific purpose of acquiring the Shares.

iii.	The undersigned (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares.

15

iv.	The undersigned understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the U.S. Securities Act and that the Shares have not been registered under the U.S. Securities Act. The undersigned understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the undersigned absent an effective registration statement under the U.S. Securities Act except (i) to Issuer, the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the U.S. Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the U.S. Securities Act, and in each of cases (i) and (iii) in accordance with any applicable Securities Laws of the states and other jurisdictions of the United States, and that any certificates or book-entry positions representing the Shares shall contain a legend to such effect. The undersigned acknowledges that the Shares will not be immediately eligible for resale pursuant to Rule 144 promulgated under the U.S. Securities Act. The undersigned understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions and, as a result, the undersigned may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The undersigned understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

v.	Either (i) the undersigned is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) the undersigned’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

vi.	The undersigned acknowledges and agrees that the undersigned has received and has had an adequate opportunity to review, such financial and other information as the undersigned deems necessary in order to make an investment decision with respect to the Shares and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the undersigned’s investment in the Shares. Without limiting the generality of the foregoing, the undersigned acknowledges that it has reviewed the documents provided to the undersigned by Issuer and the Company. The undersigned represents and agrees that the undersigned and the undersigned’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the undersigned and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The undersigned further acknowledges that the information provided to the undersigned is preliminary and subject to change and Issuer and the Company are under no obligation to inform the undersigned regarding any such changes, except to the extent such changes would reasonably be expected to cause the failure of Issuer or the Company to satisfy a condition to the Subscriber’s obligations at the Closing set forth in Section 3(b).

z.                 If the undersigned is, or is purchasing for the account or benefit of, a person resident in Canada, the undersigned hereby further declares, represents, warrants, acknowledges and agrees that it is an accredited investor as such term is defined in Section 73.3(1) of the Securities Act (Ontario) or NI 45-106, as applicable, and has completed, executed and delivered to Issuer and the Company the Canadian Accredited Investor Certificate in the form attached hereto as Schedule C (and Appendix 1 to Schedule C.1, if applicable) indicating that the undersigned fits within one of the prospectus exemption categories under applicable Securities Laws as set forth therein, and confirms the truth and accuracy of all representations, warranties and covenants made in such certificate as of the date of this Subscription Agreement and as of the time of the Subscription Closing.

16

aa.	The undersigned acknowledges the following Regulation D Rule 506 Disclosure:

On March 24, 2016, the SEC Division of Corporation Finance, pursuant to delegated authority, granted a waiver to Canaccord Genuity LLC, a United States Registered broker-dealer affiliate of the Placement Agent, from the “bad actor” provisions of Rule 506(d) of Regulation D and Rule 262 of Regulation A under the U.S. Securities Act that would otherwise apply to the Placement Agent due to an SEC administrative order issued on the same day. In the administrative order, the Placement Agent, without admitting or denying any allegations, was ordered to cease and desist from violations of Section 5 of the U.S. Securities Act based on the initiation of research coverage for an issuer after the Placement Agent had been invited by the issuer to participate as an underwriter for a secondary stock offering that was planned for approximately one month later. The Placement Agent was ordered to pay US$407,481 in disgorgement, US$42,717 in prejudgment interest, and US$100,000 in civil money penalties.

7.             Registration Rights.

a.             In the event that the Class A Shares are not registered with the SEC in connection with the consummation of the Transaction, the Company agrees that, within forty-five (45) calendar days after the consummation of the Transaction (the “Filing Deadline”), the Post-Combination Company will file with the SEC (at the Post-Combination Company’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Class A Shares, and the Post-Combination Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the 60th calendar day (or 120th calendar day if the SEC notifies the Post-Combination Company that it will “review” the Registration Statement) following the Filing Deadline (such date, the “Effectiveness Date”); provided, however, that the Post-Combination Company’s obligations to include the Class A Shares in the Registration Statement are contingent upon the undersigned furnishing in writing to the Post-Combination Company such information regarding the undersigned, the securities of the Post-Combination Company held by the undersigned and the intended method of disposition of the Class A Shares as shall be reasonably requested by the Post-Combination Company to effect the registration of the Class A Shares, and shall execute such documents in connection with such registration as the Post-Combination Company may reasonably request that are customary of a selling stockholder in similar situations. Notwithstanding the foregoing, if the SEC prevents the Post-Combination Company from including in the Registration Statement any or all of the Class A Shares due to limitations on the use of Rule 415 of the U.S. Securities Act for the resale of the Class A Shares by the applicable stockholders or otherwise, the Registration Statement shall register for resale such number of Class A Shares which is equal to the maximum number of Class A Shares as is permitted by the SEC. In such event, the number of Class A Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. If the SEC requests that the undersigned be identified as a statutory underwriter in the Registration Statement, the undersigned will have an opportunity to withdraw from the Registration Statement. The Post-Combination Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until the earliest of (i) the date on which the Class A Shares may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the U.S. Securities Act, (ii) the date on which such Shares have actually been sold and (iii) the date which is two years after the Subscription Closing. For purposes of clarification, any failure by the Post-Combination Company to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Post-Combination Company of its obligations to file or effect the Registration Statement set forth in this Section 7.

17

b.             Notwithstanding anything to the contrary in this Subscription Agreement, the Post-Combination Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require any Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Post-Combination Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Post-Combination Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Post-Combination Company in the Registration Statement of material information that the Post-Combination Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Post-Combination Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Post-Combination Company may not delay or suspend the Registration Statement on more than three occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Post-Combination Company of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that (i) it will immediately discontinue offers and sales of the Class A Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives copies of a supplemental or amended prospectus (which the Post-Combination Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Post-Combination Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Post-Combination Company unless otherwise required by law or subpoena. If so directed by the Post-Combination Company, the Subscriber will deliver to the Post-Combination Company or, in the Subscriber’s sole discretion destroy, all copies of the prospectus covering the Class A Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Class A Shares shall not apply (i) to the extent the Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

18

c.             The Subscriber may deliver written notice (an “Opt-Out Notice”) to the Post-Combination Company, as applicable, requesting that the Subscriber not receive notices from the Post-Combination Company otherwise required by this Section 7; provided, however, that the Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Subscriber (unless subsequently revoked), (i) the Post-Combination Company shall not deliver any such notices to the Subscriber and the Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Subscriber’s intended use of an effective Registration Statement, the Subscriber will notify the Post-Combination Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 7(c)) and the related suspension period remains in effect, the Post-Combination Company will so notify the Subscriber, within one (1) business day of the Subscriber’s notification to the Post-Combination Company, by delivering to the Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide the Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

d.             The Post-Combination Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless the Subscriber (to the extent a seller under the Registration Statement), the officers, directors and agents of each of them, and each person who controls the Subscriber (within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Post-Combination Company of the U.S. Securities Act, Exchange Act or any U.S. state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 7, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Subscriber furnished in writing to the Post-Combination Company by the Subscriber expressly for use therein or the Subscriber has omitted a material fact from such information or otherwise violated the U.S. Securities Act, Exchange Act or any U.S. state securities law or any rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Post-Combination Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Post-Combination Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Post-Combination Company in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a freewriting prospectus (as defined in Rule 405) that was not authorized in writing by the Post-Combination Company, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 7(c) hereof. The Post-Combination Company shall notify the Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which the Post-Combination Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Class A Shares by the Subscriber.

19

e.             The Subscriber shall indemnify and hold harmless the Post-Combination Company, its directors, officers, agents and employees, and each person who controls the Post-Combination Company (within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding the Subscriber furnished in writing to the Post-Combination Company by the Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of any Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Class A Shares giving rise to such indemnification obligation. The Subscriber shall notify the Post-Combination Company promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which the Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Class A Shares by the Subscriber.

8.             Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such time as the Company notifies the undersigned in writing, or publicly discloses, that it does not intend to consummate the Transaction, (b) following the execution of the Business Combination Agreement, such date and time as the Business Combination Agreement is terminated in accordance with its terms without the Transaction being consummated, (c) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (d) if any of the conditions to the Subscription Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived on or prior to the Subscription Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Subscription Closing, or (e) if the consummation of the Transaction shall not have occurred by the earlier of (x) the 10th business day after the anticipated Transaction Closing Date specified in the Closing Notice, or (y) December 31, 2021; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall promptly notify the undersigned of the termination of the Business Combination Agreement after the termination of such agreement.

20

9.            Escrow Account Waiver. The undersigned acknowledges that the Company is a special purpose acquisition company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. The undersigned further acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated March 3, 2020, substantially all of the Company’s assets consist of the cash proceeds of the Company’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in an escrow account (the “Escrow Account”) for the benefit of the Company, its public stockholders and the underwriters of the Company’s initial public offering. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Escrow Account, and agrees not to seek recourse against the Escrow Account or the escrow agent holding same, in each case, as a result of, or arising out of, this Subscription Agreement; provided that nothing in this Section 9 shall be deemed to limit the undersigned’s right, title, interest or claim to the Escrow Account by virtue of the undersigned’s record or beneficial ownership of securities of the Company acquired by any means other than pursuant to this Subscription Agreement.

10.          No Short Sales. The undersigned hereby agrees that, from the date of this Subscription Agreement until the Subscription Closing, none of the undersigned, its controlled affiliates, or any person or entity acting on behalf of the undersigned or any of its controlled affiliates or pursuant to any understanding with the undersigned or any of its controlled affiliates will engage in any Short Sales with respect to securities of the Company. For purposes of this Section 10, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

11.          Miscellaneous.

a.                 Neither this Subscription Agreement nor any rights that may accrue to the undersigned hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned.

b.                Issuer and the Company may request from the undersigned such additional information as Issuer and the Company may deem necessary to evaluate the eligibility of the undersigned to acquire the Shares, and the undersigned promptly shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures, provided that Issuer and the Company agree to keep confidential any such information to the extent such information is not in the public domain, was not provided lawfully to Issuer or the Company by another source not under a duty of confidentiality and except to the extent disclosure of such information by Issuer or the Company is compelled by law, court order or a self-regulatory organization, such as the NEO Exchange, IIROC or FINRA or required to be included in the Registration Statement or a Canadian prospectus or information circular.

21

c.                The undersigned acknowledges that Issuer, the Company and the Placement Agent (pursuant to the ultimate sentence of this paragraph) and Parallel will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Subscription Closing, the undersigned agrees to notify Issuer and the Company promptly if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the undersigned shall notify Issuer and the Company if they are no longer accurate in all respects). The undersigned agrees that the purchase by the undersigned of Shares from Issuer and the Company pursuant this Subscription Agreement will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the undersigned as of the Subscription Closing. The undersigned further acknowledges and agrees that the Placement Agent is a third-party beneficiaries of the representations and warranties of the undersigned contained in Sections 6 of this Subscription Agreement, as applicable.

d.                Issuer and the Company are entitled to rely upon this Subscription Agreement and are irrevocably authorized to produce this Subscription Agreement or a copy hereof when required by law, regulatory authority or the NEO Exchange to do so in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

e.                Except, in each case, if required by law or the NEO Exchange or applicable Securities Law, without the prior written consent of the undersigned, Issuer and the Company shall not, and shall cause its representatives, including the Placement Agent and its representatives, not to, disclose the existence of this Subscription Agreement or any negotiations related hereto, or to use the name of the undersigned or any information provided by the undersigned in connection herewith in or for the purpose of any marketing activities or materials or for any similar or related purpose.

f.                 All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Closing.

g.                This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

h.                This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise expressly set forth in subsection (d) of this Section 11, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

22

i.                 Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j.                  If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k.                This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l.                 The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

m.               Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (c) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (d) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

i.	if to the undersigned, to such address or addresses set forth on the undersigned’s signature page hereto;

ii.	if to Issuer or the Company, to:

Ceres Acquisition Corp.

1925 Century Park East

Los Angeles, California 90067

Attention: [Redacted – Personal Information]

Email: [Redacted – Personal Information]

23

with a required copy to (which copy shall not constitute notice):

Manatt, Phelps & Phillips, LLP

Park Tower

695 Town Center Drive, 14th Floor

Costa Mesa, CA 92626

Attention: Thomas Poletti

Email: TPoletti@manatt.com

and

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, New York 10166

Attention: Alan Annex; Flora Perez; Laurie Green

Email: AnnexA@gtlaw.com; PerezF@gtlaw.com; GreenL@gtlaw.com

n.                THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11(n) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

24

Only to the extent the immediately forgoing paragraph is unenforceable, for any reason, any dispute, claim or controversy arising out of or relating to this Subscription Agreement, including the determination of the applicability, enforceability or scope of this Subscription Agreement to arbitrate, will be determined by arbitration in Los Angeles, California before one arbitrator. The arbitration will be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures (as it exists on the effective date of this Agreement). Judgment on the award may confirmed, entered and docketed in any court having jurisdiction. If the Parties hereto cannot agree on a single arbitrator, one will be appointed by JAMS. The arbitrator will be a retired judge from a federal court in the State of California or a lawyer admitted to practice in the State of California with at least 25 years’ active legal practice based in the State of California. All objections are reserved for the arbitration hearing, except for objections based on privilege and proprietary or confidential information. The arbitrator will be instructed by the Parties hereto to ignore the application of the Federal Cannabis Laws to each and every Party hereto and to the dispute, claim or controversy. The arbitrator may not modify the terms of this Subscription Agreement. A transcription of the hearing will be made and the arbitrator will provide a reasoned decision in writing. The Parties hereto will keep confidential all matters relating to the arbitration, the arbitration award and any challenge or appeal, except as may be necessary: (i) to prepare for or conduct the arbitration hearing on the merits; (ii) in connection with a court application for a preliminary remedy; (iii) in connection with a judicial challenge to an arbitration award or its enforcement; (iv) in connection with an appeal of the arbitration award, as permitted under this Subscription Agreement, or its confirmation, entering, docketing or enforcement; (v) to comply with applicable Law or judicial decision, or (vi) to comply with any applicable stock exchange rules, including the NEO Exchange. Except as provided in this Subscription Agreement, the Parties must commence and pursue arbitration to resolve all disputes arising under or relating to this Agreement prior to commencement of any legal action.

25

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(n).

[SIGNATURE PAGES FOLLOW]

26

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which shares are to be registered (if different):	Date: _______________, 2021

Investor’s Tax ID Number/EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, Province/State, Postal Code/Zip:

Attn:__________________	Attn:__________________

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Email Address:	Email Address:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

The above Subscriber agrees that it shall pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by Issuer or the Company in the Closing Notice. The above Subscriber acknowledges and agrees that, to the extent the offering is oversubscribed, the number of shares of Issuer Common Stock received may be less than the number of shares of Issuer Common Stock subscribed for.

IN WITNESS WHEREOF, Issuer and the Company have accepted this Subscription Agreement as of the date set forth below.

CERES SUBSCRIPTION CORPORATION

By:

Name:

Title:

Date: , 2021

CERES ACQUISITION CORP.

By:

Name:

Title:

Date: , 2021

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

ACCREDITED INVESTOR QUESTIONNAIRE

(For U.S. Persons)

Please check one (1) box below that applies to the person subscribing to purchase securities under the terms of the foregoing Subscription Agreement.

A. Name of Investor

☐	A natural person whose individual net worth, or joint net worth with their spouse or spousal equivalent, exceeds US $1,000,000. For purposes of this questionnaire, “net worth” means the excess of total assets at fair market value (including personal and real property, but excluding the estimated fair market value of a person’s primary home) over total liabilities. “Total liabilities” excludes any mortgage on the primary home in an amount of up to the home’s estimated fair market value as long as the mortgage was incurred more than 60 days before the securities are purchased, but includes (i) any mortgage amount in excess of the home’s fair market value and (ii) any mortgage amount that was borrowed during the 60-day period before the closing date for the sale of securities for the purpose of investing in the securities. “Spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse. Joint net worth can be the aggregate net worth of a person and spouse or spousal equivalent; assets do not need to be held jointly to be included in the calculation.

☐	A natural person who had individual income exceeding US $200,000 in each of the last two calendar years and has a reasonable expectation of reaching the same income level in the current calendar year. For purposes of this questionnaire, “income” means annual adjusted gross income, as reported for federal income tax purposes, plus (i) the amount of any tax-exempt interest income received; (ii) the amount of losses claimed as a limited partner in a limited partnership; (iii) any deduction claimed for depletion; (iv) amounts contributed to an IRA or Keogh retirement plan; and (v) alimony paid; and (vi) any gains excluded from the calculation of adjusted gross income pursuant to the provisions of Section 1202 of the Internal Revenue Code of 1986, as amended.

☐	A natural person who had joint income with their spouse or spousal equivalent exceeding US $300,000 in each of the last two calendar years and has a reasonable expectation of reaching the same income level in the current calendar year.

☐	A director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer. For purposes of this questionnaire, “executive officer” means the president; any vice president in charge of a principal business unit, division or function, such as sales, administration or finance; or any other person or persons who perform(s) similar policymaking functions for the issuer.

☐	A natural person who is a “knowledgeable employee,” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940, of the issuer.

☐

A natural person who holds, in good standing, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65).

B.     AFFILIATE STATUS

(Please check the applicable box)

Schedule A

THE INVESTOR:

☐     is:

☐      is not:

an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by the Investor and constitutes a part of the Subscription Agreement

Schedule A

SCHEDULE B
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the U.S. Securities Act).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.	☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the U.S. Securities Act) for one or more of the following reasons (Please check the applicable subparagraphs):

☐	We are a bank, as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in an individual or a fiduciary capacity.

☐	We are a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.

☐	We are an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940, as amended, or registered pursuant to the laws of a state.

☐	We are an insurance company, as defined in Section 2(13) of the U.S. Securities Act.

☐	We are an investment company registered under the Investment Company Act of 1940 or a business development company, as defined in Section 2(a)(48) of that act.

☐	We are a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐	We are a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐	We are a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5 million.

☐	We are an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is being made by a plan fiduciary, as defined in Section 3(21) of such act, and the plan fiduciary is either a bank, an insurance company, or a registered investment adviser, or if the employee benefit plan has total assets in excess of $5 million.

☐	We are a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐	We are a corporation, Massachusetts or similar business trust, or partnership, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the Shares, and that has total assets in excess of $5 million.

Schedule B

☐	We are a trust with total assets in excess of $5 million not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act.

☐	We are an entity in which all of the equity owners are accredited investors.

☐	We are an entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

C.	AFFILIATE STATUS

(Please check the applicable box)

THE INVESTOR:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by the Investor and constitutes a part of the Subscription Agreement

Schedule B

SCHEDULE c.1

CANADIAN Accredited Investor Certificate

TO:	Ceres Subscription Corporation (“Issuer”)

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your broker and/or legal advisor before completing this certificate.

Capitalized terms not specifically defined in this Schedule C.1 have the meanings ascribed to them in the Subscription Agreement to which this Schedule C.1 is attached.

In connection with the purchase by the undersigned Subscriber of the shares of Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to Issuer and the Agents (and acknowledges that Issuer, the Agents and their respective counsel are relying thereon) that:

(a) the Subscriber is resident in or otherwise subject to the securities laws of one of the Provinces or Territories of Canada;

(b) the Subscriber is purchasing the shares of Common Stock as principal for its own account and not for the benefit of any other person or is deemed to be purchasing as principal pursuant to NI 45-106;

(c) the Subscriber is, and at the Closing Time, will be, an “accredited investor” within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an “accredited investor” reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

(d) the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

(e) upon execution of this Schedule C.1 by the Subscriber, including, if applicable, Appendix 1 to this Schedule C.1, this Schedule C.1 shall be incorporated into and form a part of the Subscription Agreement.

PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR

NOTE: If you check the box beside paragraphs (j), (k) or (l) below, you must complete and execute Appendix 1 to this Schedule “C.1”.

☐	(a) a Canadian financial institution, or a Schedule III bank (or in Ontario, a bank listed in Schedule I, II, or III of the Bank Act (Canada));

☐	(b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐	(c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐	(d) a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer;

☐	(e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

Schedule C

☐	(e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐	(f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;

☐	(g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐	(h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐	(i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐

(j)          an individual who, either alone or with a spouse, beneficially owns, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

If you check beside paragraph (j) above, you must complete and execute Appendix 1 to this Schedule C.1.

☐	(j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000;

☐

(k)          an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

If you check beside paragraph (k) above, you must complete and execute Appendix 1 to this Schedule C.1.

☐	(l) an individual who, either alone or with a spouse, has net assets of at least $5,000,000;

If you check beside paragraph (l) above, you must complete and execute Appendix 1 to this Schedule C.1.

☐	(m) a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

☐	(n) an investment fund that distributes or has distributed its securities only to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], or 2.19 [Additional investment in investment funds] of NI 45-106, or (iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106;

☐	(o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐	(p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

Schedule C

☐	(q) a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

☐	(r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐	(s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐	(t) a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

☐	(u) an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser;

☐	(v) a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor; or

☐	(w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

For the purposes hereof, the following definitions are included for convenience:

A.	“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

“Canadian financial institution” means (i) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or credit union league or federation that, in each case, is authorized by an enactment of a statute of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

“company” means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

“entity” means a company, syndicate, partnership, trust or unincorporated organization;

“financial assets” means (i) cash, (ii) securities, or (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

“founder” means, in respect of an issuer, a person who, (i) acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and (ii) at the time of the distribution or trade is actively involved in the business of the issuer;

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

“individual” means a natural person, but does not include a partnership, unincorporated association, unincorporated organization, trust, or a natural person in his or her capacity as trustee, executor, administrator or other legal personal representative;

“investment fund” means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the Employee Investment Act (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the Small Business Venture Capital Act (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

Schedule C

“person” includes (a) an individual, (b) a corporation, (c) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and (d) an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“related liabilities” means (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets or (ii) liabilities that are secured by financial assets;

“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

“spouse” means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a person or company is an affiliate of another person or company if one is a subsidiary of the other, or if each of them is controlled by the same person or company.

In NI 45-106 and except in Part 2 Division 4 of NI 45-106, a person (first person) is considered to control another person (second person) if (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation, (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

In NI 45-106 a trust company or trust corporation described in paragraph (p) above of the definition of “accredited investor” (other than in respect of a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada) is deemed to be purchasing as principal.

In NI 45-106 a person described in paragraph (q) above of the definition of “accredited investor” is deemed to be purchasing as principal.

The foregoing representations contained in this certificate are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Time. If any such representations shall not be true and accurate prior to the Closing Time, the undersigned shall give immediate written notice of such fact to Issuer and the Agents prior to the Closing Time.

Schedule C

APPENDIX 1 TO SCHEDULE C.1
RISK ACKNOWLEDGEMENT CERTIFICATE

Form 45-106F9
Form for Individual Accredited Investors

WARNING! This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
1. About your investment
Type of securities: Shares of Non-Voting Common Stock	Issuer: Ceres Subscription Corporation
Purchased from: Ceres Subscription Corporation
SECTIONS 2 TO 4 TO BE COMPLETED BY THE SUBSCRIBER
2. Risk acknowledgement
This investment is risky. Initial to the right of each category that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $_____________. [Instruction: Insert the total dollar amount of the investment.]
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.
3. Accredited investor status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	Your initials
• Your net income before taxes was more than $200,000 in each of the 2 most recent calendar years, and you expect it to be more than $200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)
• Your net income before taxes combined with your spouse’s was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than $300,000 in the current calendar year.
• Either alone or with your spouse, you own more than $1 million in cash and securities, after subtracting any debt related to the cash and securities.

Schedule C

• Either alone or with your spouse, you have net assets worth more than $5 million. (Your net assets are your total assets (including real estate) minus your total debt.)
4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature: X	Date: ____________, 2021
SECTION 5 TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information
[Instruction: The salesperson is the person who meets with, or provides information to, the subscriber with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.]
First and last name of salesperson (please print):
Telephone:	E-mail:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

Ceres Subscription Corporation

Attention: <*>

Email: <*>

Website: <*>

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

Form instructions:

1. The information in sections 1, 5 and 6 must be completed before the subscriber completes and signs the form.

2. The subscriber must sign this form. Each of the subscriber and the issuer or selling security holder must receive a copy of this form signed by the subscriber. The issuer or selling security holder is required to keep a copy of this form for 8 years after the distribution.

Schedule C

The Subscriber has executed this certificate as of the               day of                                              .

If a Corporation, Partnership or Other Entity:	If an Individual:
Name of Entity	Signature

Type of Entity	Print or Type Name

Signature of Person Signing

Print or Type Name and Title of Person Signing

SCHEDULE D

Contact Information – Provincial AND TERRITORIAL Securities Regulatory Authorities

The contact information of the public official in

the local jurisdiction who can answer questions

about the security regulatory authority’s or

regulator’s indirect collection of information

is as follows:

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, Alberta T2P 0R4

Telephone: (403) 297-6454

Toll free in Canada: 1-877-355-0585

Facsimile: (403) 297-2082

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Inquiries: (604) 899-6854

Toll free in Canada: 1-800-373-6393

Facsimile: (604) 899-6581

Email: inquiries@bcsc.bc.ca

The Manitoba Securities Commission

500 – 400 St. Mary Avenue

Winnipeg, Manitoba R3C 4K5

Telephone: (204) 945-2548

Toll free in Manitoba 1-800-655-5244

Facsimile: (204) 945-0330

Financial and Consumer Services Commission (New Brunswick)

85 Charlotte Street, Suite 300

Saint John, New Brunswick E2L 2J2

Telephone: (506) 658-3060

Toll free in Canada: 1-866-933-2222

Facsimile: (506) 658-3059

Email: info@fcnb.ca

Government of Newfoundland and Labrador

Financial Services Regulation Division

P.O. Box 8700

Confederation Building

2nd Floor, West Block

Prince Philip Drive

St. John’s, Newfoundland and Labrador A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Government of the Northwest Territories

Office of the Superintendent of Securities

P.O. Box 1320

Yellowknife, Northwest Territories X1A 2L9

Attention: Deputy Superintendent, Legal &

Enforcement

Telephone: (867) 920-8984

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

Suite 400, 5251 Duke Street

Duke Tower

P.O. Box 458

Halifax, Nova Scotia B3J 2P8

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Government of Nunavut

Department of Justice

Legal Registries Division

P.O. Box 1000, Station 570

1st Floor, Brown Building

Iqaluit, Nunavut X0A 0H0

Telephone: (867) 975-6590

Facsimile: (867) 975-6594

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario M5H 3S8

Telephone: (416) 593- 8314

Toll free in Canada: 1-877-785-1555

Facsimile: (416) 593-8122

Email: exemptmarketfilings@osc.gov.on.ca

Public official contact regarding indirect collection of information: Inquiries Officer

Prince Edward Island Securities Office 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, Prince Edward Island C1A 7N8 Telephone: (902) 368-4569 Facsimile: (902) 368-5283
Financial and Consumer Affairs Authority of Saskatchewan Suite 601 - 1919 Saskatchewan Drive Regina, Saskatchewan S4P 4H2 Telephone: (306) 787-5879 Facsimile: (306) 787-5899

Schedule D

Autorité des marchés financiers

800, Square Victoria, 22e étage

C.P. 246, Tour de la Bourse

Montréal, Québec H4Z 1G3

Telephone: (514) 395-0337 or 1-877-525-0337

Facsimile: (514) 873-6155 (For filing purposes only)

Facsimile: (514) 864-6381 (For privacy requests only)

Email: financementdessocietes@lautorite.qc.ca

(For corporate finance issuers);

Email: fonds_dinvestissement@lautorite.qc.ca

(For investment fund issuers)

Office of the Superintendent of Securities

Government of Yukon

Department of Community Services

307 Black Street, 1st floor

Box 2703, C-6

Whitehorse, Yukon Y1A 2C6

Telephone: (867) 667-5466

Facsimile: (867) 393-6251

Email:Securities@gov.yk.ca

Schedule D

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Ceres Acquisition Corp. (“Ceres”)

1925 Century Park East, Suite 1700

Los Angeles, CA 90067

Item 2. Date of Material Change

February 21, 2021.

Item 3. News Release

Ceres issued a news release with respect to the material change through the facilities of PRNewswire on February 22, 2021, a copy of which was subsequently filed on SEDAR.

Item 4. Summary of Material Change

On February 21, 2021, Ceres, a special purpose acquisition corporation, Ceres Acquisition Corporation, a subsidiary of Ceres (the “Merger Sub”), Ceres Subscription Corporation, a subsidiary of Ceres (the “Subscription Merger Sub”), and SH Parent, Inc. (“Parallel”), one of the largest privately-held multi-state cannabis operators in the United States, entered into a definitive business combination agreement (the “Business Combination Agreement”) involving a transaction (the “Transaction”) that, if completed, would result in Parallel becoming a public company listed on the NEO Exchange Inc. (the “Exchange”). In addition, a group of investors have committed to participate in the Transaction through an equity offering of common stock of Subscription Merger Sub (the “PIPE”) for aggregate proceeds of US$225 million. The Transaction is intended to constitute Ceres’ Qualifying Transaction within the meaning of the policies of the Exchange.

Item 5. Full Description of Material Change

5.1       Full Description of Material Change

On February 21, 2021, Ceres and Parallel entered into the Business Combination Agreement pursuant to which, among other things, Ceres will acquire all of the equity of Parallel by way of a merger between Parallel and the Merger Sub. The Transaction is intended to constitute Ceres’ Qualifying Transaction under applicable Exchange rules.

As part of the Transaction, among other things: (i) Ceres will re-domicile from the Province of British Columbia to the State of Delaware (“Re-domicile”); (ii) Merger Sub will merge with and into Parallel with Parallel surviving the merger as a wholly-owned subsidiary of Ceres (the “Parallel Merger”); (iii) Subscription Merger Sub will merge with and into Ceres (the “Ceres Merger”) with Ceres (“New Parallel”) surviving the merger; and (iv) New Parallel will change its name to “Parallel Brands, Inc.”

On completion of the Transaction, the capital structure of New Parallel is anticipated to consist of Class A Subordinate Voting Stock (the “Class A Stock”) and Class B Multiple Voting Stock (the “Class B Stock”). The Class B Stock is expected to have 15 votes per share, all of which is expected to be held by William “Beau” Wrigley Jr., Chairman and CEO of Parallel, and his affiliate entities. The Class A Stock is expected to have one vote per share and is expected to be the publicly traded class of stock of New Parallel upon the closing of the Transaction. The outstanding shares of Ceres will be converted on a one-to-one basis into Class A Stock and the outstanding Ceres share purchase warrants will remain outstanding, with each being exercisable to purchase one Class A Stock.

Following completion of the Transaction, New Parallel will own 100% of Parallel and, assuming no redemption of Ceres’ outstanding Class A Restricted Voting Shares, it is expected that former holders of Parallel’s securities will collectively own approximately 81% of the equity interest, representing a 90% voting interest, in New Parallel.

Approval of the Transaction will be considered at a special meeting of shareholders of Ceres. Ceres will also provide holders of its Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares in accordance with Ceres’ constating documents.

Concurrently with entering into the Business Combination Agreement, certain Parallel securityholders have agreed to support the Transaction. Certain Parallel securityholders have entered into voting support agreements pursuant to which they have agreed, among other things, to vote in favor of the Transaction and related matters at the meeting of Parallel stockholders.

The board of directors of Ceres has determined that the Transaction is in the best interests of Ceres and fair to its shareholders and has recommended the approval and adoption of the Transaction by the shareholders of Ceres. The board of directors of Parallel has determined that the Parallel Merger is fair to, and in the best interests of, Parallel and its stockholders and has recommended the approval and adoption of the Transaction by the stockholders of Parallel.

Concurrently with the completion of the Transaction, certain Parallel stockholders and founders of Ceres will enter into a registration rights and lock-up agreement, which will provide for, among other things, lock-up restrictions on their securities and certain registration rights. Ceres’ sponsor will receive a director nomination right extending for three years following closing of the Transaction.

Scott “Scooter” Braun is expected to serve as a special advisor to New Parallel following completion of the Transaction.

The completion of the Transaction is not subject to any financing or minimum cash requirements, but is subject to the satisfaction of certain conditions including, but not limited to, (i) the approval of applicable U.S. state and local regulatory authorities, and the Exchange, (ii) the receipt from the Ontario Securities Commission of a receipt for a final non-offering prospectus filed in each of the provinces and territories of Canada (other than Québec), (iii) receipt of certain third party consents, and (iv) Ceres and Parallel shareholder approvals for the Transaction.

Concurrently with entering into the Business Combination Agreement, Ceres confirmed commitments from a group of investors in the PIPE in the amount of US$225 million at a price of US$10.00 per share of Subscription Merger Sub with each such share being automatically exchanged upon completion of the Ceres Merger, and without any additional consideration therefor, into one Class A Stock of New Parallel. The proceeds of the PIPE are intended to be used to fund New Parallel’s continued growth and market expansion.

Business Combination Agreement

The description of the Business Combination Agreement below is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Business Combination Agreement, a copy of which may be found on Ceres’ profile on SEDAR at www.sedar.com.

In connection with the Transaction (i) Ceres will Re-domicile, (ii) Merger Sub and Parallel will effect the Parallel Merger, (iii) Subscription Merger Sub and Ceres will effect the Ceres Merger (with New Parallel surviving the Ceres Merger), and (iv) New Parallel will change its name to “Parallel Brands, Inc.”

The implied enterprise value of Parallel is US$1.884 billion. Pursuant to the terms of the Business Combination Agreement, it is expected that the holders of Parallel stock will receive stock of New Parallel with a deemed issue price of US$10.00 per share. Equity awards of Parallel outstanding immediately prior to the completion of the Transaction will be converted into equity awards of New Parallel on economically and functionally equivalent terms, as more particularly described in the Business Combination Agreement.

Completion of the Transaction remains subject to the satisfaction or waiver of certain customary conditions, including, among other things: (a) the receipt of Ceres shareholder approval and Parallel stockholder approval; (b) the declaration of effectiveness of a registration statement on Form S-4 (the “Form S-4”) by the U.S. Securities and Exchange Commission (the “SEC”) and the issuance by the Ontario Securities Commission of a final receipt for a Ceres’ non-offering prospectus; (c) the approval for listing of the Class A Stock on the Exchange; and (d) the receipt of necessary approvals to Re-domicile from applicable governmental authorities.

The Business Combination Agreement may be terminated prior to closing of the Transaction by the mutual written consent of Ceres and Parallel. The Business Combination Agreement also contains an outside date of September 30, 2021 (subject to extension in certain circumstances) and may also be terminated if any governmental authority in the United States or Canada enacts, issues or enforces any injunction or order which becomes final and non-appealable and has the effect of making completion of the Transaction illegal or otherwise preventing or prohibiting completion of the Transaction. Either party may terminate the Business Combination Agreement if necessary shareholder approval of Ceres, or stockholder approval of Parallel, is not obtained. Either party may also terminate the Business Combination Agreement if the other party breaches a representation, warranty or covenant such that closing conditions would not be satisfied (so long as the terminating party is not in breach of the Business Combination Agreement and such breach is not cured within 30 days). Ceres may terminate the Business Combination Agreement prior to Parallel obtaining approval of its stockholders if the board of directors of Parallel changes its recommendations to its stockholders regarding the Transaction. Parallel may terminate the Business Combination Agreement if it enters into a superior proposal in accordance with the terms of the Business Combination Agreement, and Parallel has agreed to pay Ceres a termination fee of US$59,735,000 if the Transaction is not completed in certain circumstances.

As a condition to, and concurrent with the completion of the Transaction, (i) Ceres founders and certain New Parallel stockholders will enter into registration rights and lock-up agreement pursuant to which Ceres founders and certain Parallel stockholders holding Class A Stock will, among other things, (a) agree not to, subject to certain exceptions, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, any Class A Stock, including any Class A Stock issued on conversion or exercise of outstanding securities, for a period ending 6 months following the completion of the Transaction, subject to release in 25% tranches on satisfaction of certain conditions during the lock-up period, and (b) be entitled to certain registration rights; and (ii) New Parallel stockholders holding Class B Stock, who are expected to consist of Beau Wrigley, Chairman and CEO of New Parallel, and affiliated entities, will, among other things, (a) agree, not to, subject to certain exceptions, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, any Class A Stock, including any Class A Stock issued on conversion or exercise of outstanding securities, for a period of 18 months, subject to release in 33% tranches of Class A Stock every 6 months, and (b) be entitled to certain registration rights. Additionally, Ceres will have the right to nominate a director to the board of directors of New Parallel extending for a period of 3 years following completion of the Transaction.

Timing and Additional Information

Ceres expects to file with the Canadian securities regulatory authorities in each of the provinces and territories of Canada, except Quebec, a non-offering prospectus containing disclosure regarding, among other things, the Transaction and Parallel. Investors and security holders may obtain a copies of the definitive agreements for the Transaction, including the Business Combination Agreement, the meeting circular for the Ceres special shareholder meeting and the non-offering prospectus, when filed, under Ceres’ profile on the SEDAR website at www.sedar.com.

In connection with the Transaction, Ceres is expected to file a registration statement on Form S-4 with the SEC. Ceres and Parallel urge investors, stockholders and other interested persons to read, when available, the Form S-4, preliminary and final non-offering prospectuses, including any amendments thereto, the Ceres special meeting circular, as well as other documents to be filed with the SEC and with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about Ceres, Parallel, New Parallel and the Transaction. Ceres also has filed, or will file, other documents regarding the Transaction with the SEC. Investors and security holders will be able to obtain free copies of the S-4 and all other relevant documents filed or that will be filed with the SEC by Ceres through the website maintained by the SEC at www.sec.gov.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Joe Crouthers

Chief Executive Officer

424 226-7864

info@ceresgh.com

Item 9. Date of Report

March 3, 2021

Forward Looking Information

Certain information in this material change report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation (referred to herein as forward-looking statements). Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include, but are not limited to, statements related to activities, events or developments that Parallel or Ceres expects or anticipates will or may occur in the future, statements related to Parallel’s business strategy objectives and goals, and Parallel’s management’s assessment of future plans and operations which are based on current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect, statements related to the completion of the Parallel Merger, the Ceres Merger, the Re-domicile, the approval of the Transaction by Ceres shareholders, Parallel stockholders, and applicable governmental authorities, the listing of the Class A Stock on the Exchange, and the receipt for the final non-offering prospectus of Ceres. Forward-looking statements can often be identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, “believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions or the negatives thereof. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided, and forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. There can be no assurance that the transactions described in this report will be completed or that, if completed, the combined public company will be successful.

Risk factors that could cause actual results, performance or achievement to differ materially from those indicated in the forward-looking statements include, but are not limited to the following: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ceres’ securities, (ii) the risk that the Transaction may not be completed by Ceres’ qualifying transaction deadline and the potential failure to obtain an extension of the qualifying transaction deadline if sought by Ceres, (iii) the failure to satisfy the conditions to the completion of the Transaction, including the approval of the Transaction by the stockholders of Ceres and Parallel, as applicable, and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the impact of COVID-19 on Parallel’s business and/or the ability of the parties to complete the proposed Transaction, (vii) the effect of the announcement or pendency of the Transaction on Parallel’s business relationships, performance, and business generally, (viii) risks that the proposed Transaction disrupts current plans and operations of Parallel and potential difficulties in Parallel employee retention as a result of the proposed Transaction, (ix) the outcome of any legal proceedings that may be instituted against Parallel or Ceres or their respective, directors, officers and affiliates including related to the proposed Transaction, (x) the risk that the combined public company’s securities will not be approved for listing on the Exchange or, if approved, that the combined public company will be unable to maintain the listing, (xi) the price of Ceres’ and the combined public company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Parallel operates, variations in performance across competitors, changes in laws and regulations affecting Parallel’s business and changes in the combined capital structure, as well as possible redemptions by Ceres shareholders, and a return on securities of the combined public company is not guaranteed, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Parallel operates, (xiv) the risk that Parallel and its current and future collaborators are unable to successfully develop and commercialize Parallel’s products, brands or services, or experience significant delays in doing so, (xv) the risk that the combined public company may never sustain profitability, (xvi) the risk that the combined public company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xvii) the risk that the combined public company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that the pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana, (xix) the agricultural risks related to insects, plant diseases, unstable growing conditions, water and electricity availability and cost, (xx) the risk that may arise because cannabis continues to be a controlled substance under the United States Federal Controlled Substances Act, (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to Parallel’s products and services, (xxii) the risk that the combined public company is unable to secure or protect its intellectual property, (xxiii) tax risks, including U.S. federal income tax treatment, (xxiv) risks relating to the reliance of Parallel on key members of management, (xxv) risks inherent in businesses related to the agricultural industry, (xxvi) risks relating to potentially unfavorable publicity or consumer perception, (xxvii) Parallel may be subject to the risk of competition from synthetic production and technological advances, (xxviii) investors in the combined public company and its directors, officers and employees who are not U.S. citizens may be denied entry into the United States, (xxix) product recalls, (xxx) results of future clinical research, (xxxi) difficulty attracting and retaining personnel, (xxxii) fraudulent or illegal activity by employees, contractors and consultants, as well as risks related to information technology systems and cyber-attacks, (xxxiii) security breaches, (xxxiv) natural disasters and terrorism risk, (xxxv) restricted access to banking, (xxxvi) risks related to the lending facilities, (xxxvii) risks of leverage, (xxxviii) heightened scrutiny by regulatory authorities, (xxxix) risk of legal, regulatory or political change, (xl) general regulatory and licensing risks, (xli) Parallel and the combined public company may be subject to the risk of changes in Canadian as well as U.S. federal, state and local laws or regulations, (xlii) limitations on ownership of licenses, (xliii) constraints on marketing products, (xliv) anti-money laundering laws and regulation, (xlv) the combined public company’s status as an “Emerging Growth Company” under United States securities laws, (xlvi) discretion in the use of proceeds, (xlvii) subsequent offerings will result in dilution to shareholders of the combined public company, (xlviii) voting control, and (xlix) unpredictability caused by capital structure and voting control. Readers are cautioned that the foregoing list is not exhaustive.

Ceres undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.